10/31

06018074

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangnan Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 07 2006
THOMSON FINANCIAL

FILE NO. 82- 04725

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 11/3/06

82-04725

GDH GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

股份代號 Stock Code : 1203

AR/S
12-31-05



2005年報
ANNUAL REPORT 2005



GDH



目 錄

公司資料

董事會

執行董事

梁　江*(主席)*
譚云標*(總經理)*
曾翰南*(財務總監)*

非執行董事

趙雷力
羅蕃郁
梁劍琴

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張慕貞

註冊辦事處

香港
皇后大道東24－32號
金鐘匯中心22樓

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712－1716室

主要往來銀行

南洋商業銀行有限公司
渣打銀行

股東時間表

截止過戶日期	2006年6月7日至 2006年6月9日 (首尾兩天包括在內)
股東週年大會	2006年6月9日 下午2時30分
末期股息	每股1.5港仙
派發日期	2006年6月30日

主席報告

本集團二零零五年業績錄得理想的增長。經審核之本公司股權持有人應佔綜合溢利為175,759,000港元，比二零零四年的146,616,000港元(重列)增長19.9%，每股基本盈利19.5港仙，比二零零四年的16.3港仙(重列)增長19.6%。

股息

董事會建議派發截至二零零五年十二月三十一日止年度之末期股息每股1.5港仙。建議之末期股息，如獲本公司股東於股東週年大會通過，將於二零零六年六月三十日派發。

回顧

二零零五年綜合營業額921,217,000港元，比二零零四年的681,875,000港元大幅增長239,342,000港元，即35.1%。此增長源自本集團各項業務增長。馬口鐵業務因新生產線的投產及原板供應緊張的狀況自二零零五年五月份起得到緩解，產銷量上升，營業額大幅增長223,355,000港元，即38.9%；鮮活商品業務、食品貿易業務及物業租賃業務營業額分別上升了10,493,000港元、5,387,000港元及107,000港元，營業額的上升帶動了經營溢利的增長，加上二零零五年集團的物業升值，經營溢利增長11,300,000港元，達100,866,000港元。雖然非經營收入及應佔聯營公司溢利比二零零四年有所減少，本公司整體的股權持有人應佔溢利仍錄得理想的增長。

二零零五年除了取得了理想的業績外，亦是集團馬口鐵業務實施《五年發展規劃》成功邁出第一步的一年。中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)的第三條生產線成功投產，產能由原來每年的12萬噸增至20萬噸，發揮了規模效益。正在緊張建設中的馬口鐵基板廠可望今年底投產，屆時，原板的供應、生產成本的控制將更趨穩定，產品結構的調整、中低端產品市場的拓展將展現新的勢頭。

本集團自完成債務重組，並於二零零零年一舉扭虧轉盈以來一直取得不俗的盈利，資金充裕，但因重組時所遺留下來的巨額虧損以致未能派息。二零零五年終於完成了資本重組，掃除了派息的法定障礙。

主席報告

前景

隨著內地經濟的穩定增長及社會消費力的逐步增強，作為主要的金屬包裝材料，馬口鐵的需求將持續旺盛，加上鋼材及馬口鐵的價格已由高位回落，將進一步刺激需求的增加。但市場的誘因亦吸引了馬口鐵同業的擴產，預計今年的市場競爭將會更為激烈。本集團將繼續集中資源，致力於馬口鐵業務鏈向上游冷軋產品延伸及產品結構高、中、低檔的合理配置，繼續發揮中粵馬口鐵的品牌、技術及成本優勢，大力開拓市場提升市場份額，爭取更佳的業績。

主席
梁江

香港，二零零六年四月十九日

業務回顧

馬口鐵業務

二零零五年本集團附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)生產馬口鐵114,755噸，銷售102,174噸，分別比二零零四年上升36.7%和20.5%；馬口鐵業務對本集團盈利貢獻最大，營業額達797,798,000港元，比去年同期增長38.9%，佔集團營業額的86.6%；經營溢利51,991,000港元，較去年同期增長3,974,000港元，增長8.3%，佔集團經營溢利的51.5%。

中粵馬口鐵的第三條生產線於二零零五年七月三十日建成投產，此生產線是中國內地自主設計製造的第一條鍍鉻鐵專用生產線，年產8萬噸，採用的工藝技術擁有自己的知識產權，其工藝方案及參數受國家專利法保護，於二零零四年三月被授予發明專利。

為了解決長期制約馬口鐵業務發展的基板短缺問題，今年的發展重點放在去年已開始籌建的馬口鐵基板廠項目，項目投資預算為4,000萬美元，預計今年底建成投產。基板廠設計能力為年產15萬噸，以現時年產20萬噸馬口鐵產能計算，達產後原材料自給率達75%。具備基板自產能力後，可為馬口鐵生產提供更多樣化的原材料，可生產高、中、低端的馬口鐵產品，開拓目前仍是空白的馬口鐵細分市場；可降低最終的馬口鐵產品成本，提升產品競爭力；還可以為進一步擴大馬口鐵的產能提供更大的空間。馬口鐵基板生產的主要原材料為熱軋板，現時熱軋板在國內外的供應均較充裕，現在已著手選擇最佳的熱軋板供應渠道。

在具備基板自產能力前，將抓住目前基板供應較為充裕的機會和利用集團的資金優勢儲備原板，以充分發揮現有20萬噸馬口鐵產能。今年馬口鐵產銷量有望再創歷史新高。

管理層討論及分析

物業租賃業務

本集團之租賃物業包括中山市山海實業有限公司的工業廠房和員工宿舍及香港的寫字樓物業。二零零五年本集團之物業租賃業務錄得總收入為25,529,000港元，收入較二零零四年增0.4%，物業租賃業務實現經營溢利38,019,000港元(其中重估升值20,497,000港元)，較二零零四年增21.4%。

鮮活商品業務

二零零五年鮮活商品業務取得營業額61,065,000港元，與二零零四年比較增長10,493,000港元，增長20.7%。主要原因是二零零五年沒有受禽流感的影響，使家禽代理及自營業務量上升；另一方面活畜臨時增加的配額比二零零四年少，使活畜代理業務收入減少。二零零五年鮮活業務實現經營溢利14,638,000港元，比二零零四年增加766,000港元，上升5.5%。

鮮活業務是本集團的傳統業務，本集團將通過開源節流、改善服務等措施，繼續穩定代理業務，積極拓展自營業務，以維持競爭力，為集團提供一項穩定的盈利來源。

食品貿易業務

二零零五年食品貿易業務營業額為36,825,000港元，較二零零四年增長5,387,000港元，上升17.1%；實現經營溢利1,700,000港元，比二零零四年增加1,587,000港元，大幅上升1,404.4%，主要由於二零零四年因禽流感影響，冰鮮業務影響較大，二零零五年無此影響。

食品貿易業務雖然不是本集團的核心及優勢業務，但透過對鮮活商品業務和食品貿易業務進行資源整合，統一管理，節約資源，鮮活商品代理及食品貿易互補，加強營銷，可為本集團帶來一定的盈利貢獻。

聯營公司

本集團的主要聯營公司黃龍食品工業有限公司(「黃龍」)於二零零五年的主要產品玉米澱粉銷量385,850噸，比二零零四年減少0.6%；黃龍的營業額974,760,000港元，比二零零四年減少1.6%；我司應佔其溢利20,279,000港元，比二零零四年減少21.2%，主要原因是黃龍的稅務優惠到期結束，令所得稅支出增加。

本集團佔黃龍40%的權益，二零零五年共收到股息17,962,000港元，今年預計可收到股息18,748,000港元。

財務狀況

於二零零五年十二月三十一日，本集團總資產為1,238,630,000港元，而總負債為259,414,000港元，分別較二零零四年年底增加250,562,000港元及57,047,000港元。流動資產淨值由二零零四年年底的254,835,000港元增加至380,978,000港元，而流動比率(流動資產除以流動負債)較二零零四年年底的2.32上升至2.54。集團財務資源充裕，為未來業務發展奠定了基礎。

流動資金及財務資源

於二零零五年十二月三十一日，集團現金及現金等價物結餘為96,871,000港元，部份貨幣為人民幣，相等於28,408,000港元，其餘為港元及美元，較二零零四年年底現金結餘減少67.0%。於回顧期內主要的現金流出是投入新生產線及馬口鐵基板廠建設89,026,000港元及為馬口鐵產能的增加而儲備原材料。

於二零零五年十二月三十一日，集團已沒有計息借款。因此本集團的負債比率(即集團計息借款除以股東資金)由二零零四年年底的1%減至零。

於二零零五年十二月三十一日，本集團的信貸總額為352,266,000港元，其中已動用131,910,000港元，尚未動用的銀行信貸額為220,356,000港元。以手持的現金及現金等價物及營運產生的現金流，本集團相信有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

管理層討論及分析

資本重組

於二零零五年六月二十三日，本集團建議進行資本重組以撇銷截至二零零四年十二月三十一日錄得的全數累計虧損，為派發股息作準備，資本重組於八月十二日的股東特別大會上獲得通過及於二零零五年十二月七日獲高等法院的確認。已完成的資本重組涉及削減股本、撇銷股份溢價賬及資本贖回儲備、動用資本儲備及合併股份。削減股本所產生的貸方數額(「該筆貸方數」)中，其中的343,352,000港元連同全數股份溢價賬、資本贖回儲備及資本儲備的貸方總餘額用以抵銷累計虧損，而該筆貸方數的餘額107,440,000港元則轉撥至特別資本儲備。已發行股份面值每股0.1港元削減至0.05港元。而每10股面值0.05港元的拆細股份合併為每股面值0.50港元的新股。資本重組本身並不改變本公司的資產、業務、經營、管理或財務狀況。股東的比例權益亦未因資本重組而有所改變。

訴訟

本集團向一附屬公司的前少數股東就其拖欠本集團約40,000,000港元提出法律訴訟，此筆應收款於截至二零零零年十二月三十一日止已全數計提撥備。

於二零零五年三月東莞市中級人民法院一審判決該前少數股東挪用本集團財產須償還約人民幣27,000,000元及相關的利息，本集團與該前少數股東均就該判決提出上訴。本集團經考慮法律意見及集團的整體利益，在法院主持調解下，雙方在二零零五年八月二十三日就訴訟達成和解，代價為人民幣11,000,000元，而本集團亦於同日收到和解價款。

滙率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的滙率於期內相對穩定，本集團並未面對重大的外滙風險。

員工及薪酬政策

截至二零零五年十二月三十一日止，本集團全職僱員人數共525名，比二零零四年年底增加77名。其中24名在香港及501名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。二零零五年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及稅後利潤為依據，按不同檔次的比例計提效益工資，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此鼓勵優秀的參與者繼續為本集團作出貢獻。

前景展望

本集團的核心業務已由傳統的鮮活食品業務轉變為馬口鐵業務(食品包裝材料)，現在管理層的精力及公司資源均主要投放在馬口鐵業務上，馬口鐵亦為本集團提供最大的盈利貢獻及利潤增長的空間。我司將繼續堅持專業化發展的方向，專注做強做大做長馬口鐵業務，隨著馬口鐵產能由原來的年產12萬噸增至20萬噸及原板供應由去年初的緊缺至今年變得相對充裕，2006年馬口鐵的產銷量可望取得理想的增長，繼續為集團帶來滿意的盈利貢獻。

董事簡歷

執行董事

梁江先生，53歲，於二零零二年一月獲委任為本公司主席，現時亦擔任二間附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中山市山海實業有限公司(「山海實業」)董事長。彼亦為主要股東廣東控股有限公司(「廣東控股」)常務董事。梁先生畢業於華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記，高明市市委書記。梁先生於一九九七年十月至二零零零年三月期間擔任粵海地產(集團)有限公司董事長。在加入本公司前，梁先生曾任粵海資產管理有限公司(「粵海資產」)及廣聯有限公司(「廣聯」)董事長。粵海資產及廣聯均為廣東控股的附屬公司。

譚云標先生，41歲，於二零零四年二月獲委任為本公司執行董事兼總經理。譚先生於中國華南農業大學畢業，於一九八四年至一九八八年期間在中國中山市政府工作。譚先生於一九八八年起加入山海實業及中粵馬口鐵，於一九九七年擢升為董事兼副總經理，並於二零零一年起擔任該兩間公司董事兼總經理。

曾翰南先生，36歲，於二零零四年二月獲委任為本公司執行董事兼財務總監，現時亦擔任山海實業及中粵馬口鐵董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生於一九九八年加入粵海企業(集團)有限公司(「粵海企業」)。在加入本公司前，擔任廣東控股財務部副總經理。

非執行董事

趙雷力先生，52歲，於二零零四年二月獲委任為本公司非執行董事。趙先生於二零零一年十二月起出任本公司的最終控股公司廣東粵港投資控股有限公司董事及廣東控股常務董事，現時亦擔任本公司的同系附屬公司金威啤酒集團有限公司(「金威啤酒」)非執行董事。趙先生畢業於中國人民解放軍空軍飛行學院，於一九六九年至二零零一年期間在中國人民解放軍空軍任不同職位，包括空軍某部部隊長等職。

羅蕃郁先生，50歲，於二零零零年五月獲委任為本公司非執行董事，現為廣東控股董事及金威啤酒非執行董事，曾擔任本公司的同系附屬公司粵海制革有限公司非執行董事。羅先生於一九八七年加入粵海企業，

負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於廣州中山大學經濟系。

梁劍琴小姐，41歲，於二零零二年七月獲委任為本公司非執行董事。梁小姐畢業於廣州暨南大學會計系，持有經濟學碩士學位。彼為特許公認會計師公會資深會員及中國註冊會計師協會會員。梁小姐曾於四大會計師行之一工作，並於一九九七年加入粵海投資有限公司工作，曾為廣東控股財務部總經理，梁小姐現為金威啤酒董事兼財務總監。

獨立非執行董事

Gerard Joseph McMAHON 先生，62歲，於一九九九年六月獲委任為本公司獨立非執行董事。直至一九九六年底，彼擔任證券及期貨事務監察委員會（「證監會」）的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。彼亦正式被認可為香港大律師。McMahon 先生於一九九七年起，曾擔任為香港、印尼及澳洲多間上市公司的非執行董事。彼亦曾任卓亞（企業融資）有限公司董事。

譚惠珠小姐，*金紫荊星章，太平紳士，榮譽法學博士、法學學士(榮譽)、大律師*，60歲，於一九九九年六月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他八間香港上市公司的非執行董事，分別為永安國際有限公司、東方有色集團有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、豐德麗控股有限公司、莎莎國際控股有限公司，泰山石化集團有限公司及玖龍紙業(控股)有限公司。彼現為香港策略發展委員會及市區重建局成員，其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。

李嘉強先生，53歲，於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

高層管理人員

梁江先生、譚云標先生及曾翰南先生為本公司之高層管理人員。

董事會報告

董事會欣然提呈彼等之報告連同截至二零零五年十二月三十一日止年度廣南(集團)有限公司(「本公司」)及其附屬公司(「本集團」)之經審核財務報表。

主要業務

本公司主要從事投資控股。本公司之附屬公司主要從事製造及銷售馬口鐵及相關產品、工業物業的發展及租賃、鮮活商品之代理及食品貿易。本集團主要在香港及中國廣東省經營業務。

於本財政年度內本集團按主要業務之營業額分析,以及按業務和地區分類之經營業績分析,分別載於財務報表附註3及14。

業績及股息

本集團截至二零零五年十二月三十一日止年度之綜合業績以及本公司及本集團於該日之財政狀況載列於第33至第121頁之財務報表。

本年度董事會議決不派發中期股息(二零零四年:無),但建議就截至二零零五年十二月三十一日止年度派發末期股息每股1.5港仙(二零零四年:無)。

建議之末期股息,如在本公司的二零零六年股東週年大會上獲得通過,預期將於二零零六年六月三十日派付予於二零零六年六月九日名列於本公司股東名冊之股東。

固定資產

本集團及本公司固定資產於年內之變動詳情分別載列於財務報表附註15(a)及15(b)。

主要附屬公司及聯營公司

本公司各主要附屬公司及聯營公司於二零零五年十二月三十一日之詳情分別載列於財務報表附註36及38。

借貸及利息資本化

本集團之借貸詳情載列於財務報表附註24。年內本集團並無將利息資本化。

股本

本公司股本的詳情載於財務報表附註27(c)。

儲備

本年歸屬予本公司股權持有人的派息前綜合溢利為175,759,000元(二零零四年(重列):146,616,000元),已轉予儲備。年內本集團及本公司之其他儲備變動情況分別載於財務報表附註27(a)及27(b)。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註32。

主要客戶及供貨商

截至二零零五年十二月三十一日止年度,本集團五大客戶帶來之營業額合共少於本集團總營業額30%以下。

最大供應商截至二零零五年十二月三十一日止年度佔本集團總採購額(不包括具資本性質之採購)63.9%,而五大供應商合共佔本集團總採購額74.8%。

於年內任何時間,本公司董事、彼等之聯繫人士或任何股東(據董事所知擁有本公司股本5%以上者)概無於該等主要客戶及供應商中擁有任何權益。

物業

本公司之主要物業的詳情載列於第125頁。

財務概要

本集團截至二零零五年十二月三十一日止過去五個年度各年之業績、資產及負債概要載列於第126至第128頁。

董事會報告

董事

年內及截至本報告刊發之日止，本公司之董事如下：

執行董事

梁　江
譚云標
曾翰南

非執行董事

趙雷力
羅蕃郁
梁劍琴

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

本公司已接獲獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生發出有關彼等獨立性之確認，本公司及其提名委員會認為各獨立非執行董事均為獨立人士。

退任及重選之董事

根據本公司之組織章程細則第101條，譚云標先生、曾翰南先生及梁劍琴小姐將於應屆股東週年大會上輪值退任，惟彼等符合資格並願膺選連任。

董事於股份、相關股份及債券之權益及淡倉

於二零零五年十二月三十一日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份或債券中擁有如下權益及淡倉(i)根據證券及期貨條例第 XV 部第7及8分部(包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉)須知會本公司及香港聯

合交易所有限公司(「聯交所」);或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中;或(iii)根據聯交所證券上市規則(「上市規則」)所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所:

(I) 於普通股之好倉

(i) *本公司*

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
梁　江	230,000	0.026%
趙雷力	700,000	0.078%

(ii) *粵海投資有限公司*

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
梁劍琴	200,000	0.003%

(iii) *金威啤酒集團有限公司*

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
趙雷力	300,000	0.021%
羅蕃郁	70,000	0.005%
梁劍琴	46,000	0.003%

(iv) *粵海制革有限公司*

董事姓名	所持普通股數目(個人權益)	佔已發行股本概約百分比
羅蕃郁	70,000	0.013%

(II) 於有關本公司普通股的購股權之好倉

董事姓名	購股權授出日期#	購股權數目 於二零零五年一月一日持有 千份	購股權數目 年內授出 千份	購股權行使期	各承授人就授出購股權已付之總代價 港元	行使購股權時須支付之每股價格 港元	年內之購股權數目 已行使 千份	年內之購股權數目 已失效 千份	年內之購股權數目 已註銷 千份	於二零零五年十二月三十一日持有購股權數目 千份
梁 江	06/02/04	2,000	—	06/05/04至05/05/09*	10	1.582	—	—	—	2,000
譚云標	06/02/04	1,500	—	06/05/04至05/05/09*	10	1.582	—	—	—	1,500

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘二零零九年五月五日並非香港營業日,行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外,於二零零五年十二月三十一日,本公司董事及行政總裁概無於本公司及其相聯法團(定義見證券及期貨條例第 XV 部)之股份、相關股份或債券中擁有任何權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉)須知會本公司及聯交所;或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中;或(iii)根據上市規則須知會本公司及聯交所。

本公司之購股權計劃

於二零零四年六月十一日,本公司採納新購股權計劃(「二零零四年購股權計劃」)及終止本公司於二零零一年八月二十四日採納之購股權計劃(「二零零一年購股權計劃」)。在終止二零零一年購股權計劃前已授出的購股權仍然有效直至失效為止。

二零零一年購股權計劃

根據二零零一年購股權計劃,該計劃之購股權之行使價乃由董事酌情釐定,惟不可低於以下所述之較高者:(i)本公司股份之面值;及(ii)股份緊接購股權授出該日前連續五個交易日於聯交所報價表所載之平均每股收市價80%。

根據二零零一年購股權計劃，董事獲授權酌情邀請本公司及其附屬公司之全職僱員(包括執行董事惟不包括非執行董事)認購購股權以認購本公司股份。根據二零零一年購股權計劃授出之購股權可由購股權承授人於授出日期起計21日內向本公司支付港幣10元總代價及以書面接納。根據二零零一年購股權計劃授出之購股權可於緊隨授出日期後三個月期屆滿日之營業日起計五年期內行使，並於該五年期之最後一個營業日之營業時間結束時屆滿。

二零零四年購股權計劃

本公司設立二零零四年購股權計劃之目的在於讓本公司設立具有與目前慣例可資比較之條款之新計劃，以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業顧問、貨品或服務之供應商及客戶維持良好關係，以及吸納對本集團有價值之人材。二零零四年購股權計劃之合資格參與者包括本公司之董事(包括非執行及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。除非另行終止或修訂，二零零四年購股權計劃之有效期由二零零四年六月二十五日起計10年內有效。

因根據二零零四年購股權計劃及本公司任何其他購股權計劃已授出及尚未授出之所有尚未行使購股權獲行使而發行之股份數目最高不得超過其當時已發行股份之30%。因根據二零零四年購股權計劃及本公司任何其他購股權計劃將授出之購股權獲行使而發行之股份總數合計不得超過本公司於採納二零零四年購股權計劃日期已發行股份之10%，但本公司可尋求股東於股東大會批准更新二零零四年購股權計劃之10%限額。

於授出日期前十二個月期間內任何一位合資格參與人已授出及將授出之購股權(包括已行使及尚未行使之購股權)獲行使而已發行及將發行之股份不得超過本公司於授出日期之已發行股份之1%。如授出超過該限額之購股權須獲股東於本公司股東大會批准。

董事會報告

根據二零零四年購股權計劃授出之購股權可於授出日期起計十四日內接納，獲授人須支付代價1港元。購股權之行使期由本公司董事會決定，於一段暫緩行使期過後展開，並於授出購股權日期起計不超過10年之日終止。

購股權之行使價由董事會釐定，惟最少必須為以下之最高者：(i)本公司股份在授出購股權日期根據聯交所每日報價表之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日根據聯交所每日報價表之平均收市價；及(iii)本公司股份之面值。

年內，根據二零零一年購股權計劃已授出的250,000份購股權已告失效，且並無根據二零零四年購股權計劃授出任何購股權。於二零零五年十二月三十一日，本公司尚有根據二零零一年購股權計劃可認購11,790,000股本公司股份之購股權仍未行使。

於二零零五年十二月三十一日，除「於有關本公司普通股的購股權之好倉」一節所披露者外，本公司若干僱員擁有根據二零零一年購股權計劃授出之以下權益可認購本公司股份。各份購股權均賦予持有人權利可認購一股本公司每股面值0.1港元之股份。有關進一步詳情載於財務報表附註27。

類別	購股權授出日期#	購股權數目 於二零零五年一月一日持有 千份	年內授出 千份	購股權行使期	各承授人就授出購股權已付之總代價 港元	行使購股權時須支付之每股價格 港元	年內之購股權數目 已行使 千份	已失效 千份	已註銷 千份	於二零零五年十二月三十一日持有購股權數目 千份
僱員及其他參與者	24/08/01	3,350	—	26/11/01至25/11/06*	10	1.495	—	—	—	3,350
	06/02/04	5,190	—	06/05/04至05/05/09**	10	1.582	—	250	—	4,940

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。*

* *倘二零零六年十一月二十五日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

** *倘二零零九年五月五日並非香港之營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。*

附註：根據二零零一年購股權計劃尚未行使之購股權於二零零五年十二月三十一日之相關股份佔本公司已發行股本1.31%。

購買股份或債券之安排

除董事持有之購股權外，於年內之任何時間，本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事在重大合約中之權益

於本年度結束時或年內任何時間，董事概無在本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司作為一方之重大合約中直接或間接擁有重大權益。

董事於競爭性業務的利益

年內，本公司董事趙雷力先生亦為廣東粵港投資控股有限公司(「粵港」)及廣東控股有限公司(「廣東控股」)之董事。本公司董事梁江先生及羅蕃郁先生亦為廣東控股之董事。廣東控股為粵港之全資附屬公司。粵港及其附屬公司(不包括本集團)(「粵港集團」)擁有多元化之業務權益，包括鮮活商品之代理、物業發展及租賃物業。上述粵港集團與本集團之業務權益範圍之間具有若干程度上之重複。然而，本公司董事相信，粵港集團與本集團之業務之間在任何重大方面並無存在任何直接或間接競爭。

董事之服務合約

於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立不可於一年內由僱用公司終止而毋須作出賠償(法定賠償除外)之服務合約。

根據香港聯合交易所有限公司證券上市規則披露之交易

根據上市規則所披露之交易詳情載於第122至第124頁。

董事會報告

主要股東

於二零零五年十二月三十一日，就本公司任何董事或行政總裁所知，以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉：

名稱	實益持有之普通股數目	佔已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司(「粵港」)(附註)	536,380,868	59.49%	好倉
廣東控股有限公司(「廣東控股」)	536,380,868	59.49%	好倉

附註：粵港於本公司之應佔權益乃透過其於廣東控股之100%直接權益持有。

除上文所披露者外，於二零零五年十二月三十一日，概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉。

與控股股東或其附屬公司簽訂之重大合約

除了在第122至第124頁「根據香港聯合交易所有限公司證券上市規則披露之交易」一節所披露者外，本公司或附屬公司與廣東控股(本公司之控股股東)或其附屬公司已簽訂下列重大合約。

於二零零二年三月二十五日，本公司之全資附屬公司中粵材料有限公司與廣東控股之全資附屬公司 Richway Resources Limited(「Richway」)就 Richway 提供一筆人民幣50,000,000元之貸款訂立了一份貸款協議。該筆貸款為無抵押、免息及沒有指定還款期。於二零零五年十二月三十一日尚未償還金額為人民幣25,000,000元。

於二零零四年七月七日，本公司與廣東控股訂立貸款協議，據此，廣東控股同意提供為數不超過50,000,000港元之貸款予本公司，該筆貸款乃按較佳商業條款借出、無抵押及為期由撥動日期起計六個月。於本報告日期，本公司並未撥動該筆貸款。

購買、出售或贖回上市證券

於本年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

公眾持股量

於本報告刊發日期，根據本公司可取得之公開資料及據董事所知，本公司已維持根據上市規則所規定之公眾持股量。

審閱年度業績

本集團截至二零零五年十二月三十一日止之年度的業績，已由本公司之審核委員會審閱。

核數師

畢馬威會計師事務所任滿告退，惟符合資格及願意接受續聘。本公司將於即將舉行之股東週年大會上提呈決議案續聘畢馬威會計師事務所為本公司核數師。本公司在過去三年內任何一年，並無更換核數師。

承董事會命
主席
梁江

香港，二零零六年四月十九日

企業管治報告

本公司及附屬公司(「本集團」)一直著重致力達至及監察以保持高水平的企業管治，務求符合商業和股東最佳利益的需要。同時，本集團視執行《香港聯合交易所有限公司證券上市規則》(「上市規則」)附錄14所載之《企業管治常規守則》(「新管治常規守則」)為目標。

本公司之董事(「董事」)認為，本公司於截至二零零五年十二月三十一日止年度已遵守新管治常規守則之條文，惟若干非執行董事之任期並無具體規定，根據本公司組織章程細則(「章程細則」)彼等須於股東週年大會上輪值退任，惟可膺選連任。

為確保新管治常規守則持續得以遵守，本公司已對章程細則作出檢討，並將於本公司之二零零六年股東週年大會上提呈一項特別決議案，以修訂本公司之章程細則，令本公司之憲章符合新管治常規守則之規定。

董事進行之證券交易

本公司採納上市規則附錄10所載有關董事進行證券交易之標準守則。經本公司向所有董事作出具體查詢之後，所有董事確認彼等於二零零五年年內均已遵照標準守則所載之規定。

董事會

本公司之董事會(「董事會」)由三位執行董事(梁江先生、譚云標及曾翰南先生)、三位非執行董事(趙雷力先生、羅蕃郁先生及梁劍琴小姐)及三位獨立非執行董事(Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生)組成。

董事會負責領導及控制本公司，並監察本公司之業務及表現。董事會將轉授管理層權力及責任以管理本集團。管理層獲授權管理本公司之日常事務。董事具體授權管理層處理重大企業事宜，包括編製中期報告、年報及公告提交予董事會於刊發前批准、實施董事會採納之商業策略及措施、推行妥善內部監控及風險管理程序，以及遵守有關法定規定、規則與規例。

董事會定期約在每季召開會議一次，並在需要董事會作出決定的其他情況下再召開會議。於截至二零零五年十二月三十一日止財政年度，董事會合共舉行八次會議。董事出席董事會會議之情況如下：

董事	出席次數
梁　江	8/8
譚云標	8/8
曾翰南	8/8
趙雷力	4/8
羅蕃郁	5/8
梁劍琴	3/8
Gerard Joseph McMahon	5/8
譚惠珠	5/8
李嘉強	6/8

根據上市規則第3.13條，本公司已收到三位獨立非執行董事(Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生)的獨立性確認函。董事會及提名委員會已評定彼等的獨立性，並認為所有獨立非執行董事均屬上市規則所界定之獨立人士。

董事會成員之間在財務、業務、家族或其他重大／相關事宜上並無關係。董事會架構平衡，目的在於確保整個董事會擁有強穩之獨立性。各董事履歷載於年報第10及第11頁，當中載列各董事各方面才能、專業知識、經驗及資格。

董事長及總經理

董事長是梁江先生，而總經理是譚云標先生。彼等的職責已清楚界定及分開以維持獨立性及適當的約制及平衡。梁江先生作為董事長，負責領導董事會，使董事會在履行其職責時能有效及適當地運作。而譚云標先生作為總經理，須就全面執行本公司之決策及整體業務經營向董事會負責。

非執行董事

在二零零五年一月一日實施新管治常規守則之前，本公司的非執行董事並無指定任期，但彼等須根據本公司章程細則輪值退任。於二零零五年股東週年大會上獲重選非執行董事之任期約為三年，直至彼等根據本公司章程細則須輪值退任為止。本公司已採取步驟修訂章程細則，以確保非執行董事最少每三年根據章程細則輪值退任。

董事之薪酬

本公司於一九九九年成立薪酬委員會(「薪酬委員會」)，而其職權範圍於二零零五年六月修訂，以符合新企業管治守則。薪酬委員會之權力及職責如下：

權力

1. 薪酬委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 薪酬委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 薪酬委員會應就其他執行董事的薪酬建議諮詢主席及／或總經理，如認為有需要，亦可索取專業意見。

2. 就本公司董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程式制訂此等薪酬政策，向董事會提出建議。

3. 獲董事會轉授以下職責，即釐定全體執行董事及高級管理人員的特定薪酬待遇，包括非金錢利益、退休金權利及賠償金額(包括喪失或終止職務或委任的賠償)，並就非執行董事的薪酬向董事會提出建議。委員會應考慮的因素包括同類公司支付的薪酬、董事須付出的時間及董事職責、集團內其他職位的僱用條件及是否應該按表現釐定薪酬等。

4. 透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬。

5. 檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；若未能按有關合約條款釐定，賠償亦須公平合理，不會對本公司造成過重負擔。

6. 檢討及批准因董事行為失當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；若未能按有關合約條款釐定，有關賠償亦須合理適當。

7. 向董事會推薦關於本集團員工及／或僱員的購股權或激勵計劃或類同，或其他同享利潤的安排，作為管理層或其他員工正常薪金及花紅以外的獎償。

8. 監管有關管理及關乎公司退休金或公積金的政策。

9. 確保任何董事或其任何聯繫人不得自行釐定薪酬。

薪酬委員會由董事會主席(梁江先生)、執行董事兼總經理(譚云標先生)及三位獨立非執行董事(Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生)組成。李嘉強先生為薪酬委員會主席。

企業管治報告

薪酬委員會須每年至少召開兩次會議。於截至二零零五年十二月三十一日止財政年度，薪酬委員會舉行兩次會議討論本公司執行董事及管理人員之年度薪酬及花紅。薪酬委員會各委員出席會議之情況如下：

董事	出席次數
梁　江	2/2
譚云標	2/2
Gerard Joseph McMahon	2/2
譚惠珠	1/2
李嘉強	2/2

董事酬金的詳情載於財務報表附註9。

提名董事

提名委員會負責物色合資格人選成為董事會成員，並就董事委任及重新委任向董事會提出推薦建議。董事會負責考慮及批准委任董事，務求委任具備相關專業及經驗的合適人士進入董事會，進一步令董事會強大及多元化，藉着各成員的持續參與和貢獻繼續發揮董事會的效能。

本公司於二零零五年六月成立提名委員會(「提名委員會」)。提名委員會之權力及職責任如下：

權力

1. 提名委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 提名委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 定期檢討董事會的架構、人數及組成(包括技能、知識及經驗方面),並就任何擬作出的變動向董事會提出建議;

2. 物色具備合適資格可擔任董事的人士,並挑選提名有關人士出任董事或就此向董事會提供意見;

3. 參照上市規則的要求,評核獨立非執行董事的獨立性;及

4. 就董事委任或重新委任以及董事(尤其是主席及總經理)繼任計劃的有關事宜向董事會提出建議。

提名委員會由董事會主席(梁江先生)及三位獨立非執行董事(Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生)組成。梁江先生為提名委員會主席。

提名委員會須每年至少召開一次會議。於截至二零零五年十二月三十一日止財政年度內,提名委員會舉行一次會議考慮董事會的架構、規模及組成。提名委員會各成員出席會議之情況如下:

董事	出席次數
梁　江	1/1
Gerard Joseph McMahon	1/1
譚惠珠	1/1
李嘉強	1/1

企業管治報告

核數師酬金

於截至二零零五年十二月三十一日止財政年度內，本公司核數師畢馬威會計師事務所已提供服務之酬金載列如下：

已提供服務	費用 千港元
審核全年業績	1,480
審閱中期業績	480
審閱資本重組	420
審閱持續關連交易	42
	2,422

審核委員會

本公司於一九九九年成立審核委員會(「審核委員會」)，而其職權範圍於二零零五年六月修訂，以符合新企業管治守則。審核委員會之權力及職責如下：

權力

1. 審核委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 審核委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 主要負責就外聘核數師的委任、重新委任及罷免向董事會提供建議、批准外聘核數師的薪酬及聘用條款，及處理任何有關該核數師辭職或辭退該核數師的問題；

2. 按適用的標準檢討及監察外聘核數師是否獨立客觀及核數程序是否有效；審核委員會應於核數工作開始前先與核數師討論核數性質及範疇及有關申報責任；

3. 就外聘核數師提供非核數服務制定政策，並予以執行。就此規定而言，外聘核數師包括與負責核數的公司處於同一控制權、所有權或管理權之下的任何機構，或一個合理知悉所有有關資料的第三方，在合理情況下會斷定該機構屬於該負責核數的公司的本土或國際業務的一部分的任何機構。審核委員會應就其認為必須採取的行動或改善的事項向董事會報告，並建議有哪些可採取的步驟；

4. 監察本公司的財務報表及本公司年度報告及賬目、半年度報告及(若擬刊發)季度報告的完整性，並審閱報表及報告所載有關財務申報的重大意見。在這方面，審核委員會在向董事會提交有關本公司年度報告及賬目、半年度報告及(若擬刊發)季度報告前作出審閱有關報表及報告時，應特別針對下列事項：

    (a) 會計政策及實務的任何更改；

    (b) 涉及重要判斷的地方；

    (c) 因核數而出現的重大調整；

    (d) 企業持續經營的假設及任何保留意見；

    (e) 是否遵守會計準則；及

    (f) 是否遵守有關財務申報的《上市規則》及其他法律規定；

5. 就上述4項而言：

    (a) 審核委員會成員須與本公司的董事會、高層管理人員及獲委聘為本公司合資格會計師的人士聯絡。審核委員會須至少每年與本公司的核數師開會一次；及

    (b) 審核委員會應考慮於該等報告及賬目中所反映或需反映的任何重大或不尋常事項，並須適當考慮任何由本公司的合資格會計師、監察主任或核數師提出的事項；

6. 檢討本集團的財務監控、內部監控及風險管理制度；

7. 與管理層討論內部監控系統，確保管理層已履行職責建立有效的內部監控系統；

8. 主動或應董事會的委派，就有關內部監控事宜的重要調查結果及管理層的回應進行研究；

9. 如公司設有內部核數功能，須確保內部和外聘核數師的工作得到協調；也須確保內部核數功能在本集團內部有足夠資源運作，並且有適當的地位；以及檢討及監察內部核數功能是否有效；

10. 檢討集團的財務及會計政策及實務；

11. 檢查外聘核數師給予管理層的《審核情況說明函件》、核數師就會計紀錄、財務賬目或監控系統向管理層提出的任何重大疑問及管理層作出的回應；

12. 確保董事會及時回應於外聘核數師給予管理層的《審核情況說明函件》中提出的事宜；

13. 就本職責範圍條文所載的事宜向董事會滙報；及

14. 研究其他由董事會界定的課題。

審核委員會由三名獨立非執行董事(Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生)組成。Gerard Joseph McMahon 先生為審核委員會主席。

審核委員會須每年至少召開四次會議。於截至二零零五年十二月三十一日止財政年度內，審核委員會共舉行八次會議，(其中包括)審閱二零零四年全年業績及二零零五年中期業績。審核委員會不僅關注會計政策及慣例變動之影響，亦於審核本公司財務業績時，留意須遵守會計標準、上市規則及法律之規定，並且關注本集團的內部監控系統。審核委員會於二零零五年十二月三十一日止財政年度與外聘核數師舉行三次會議(其中一次在管理層不在場之情況下)討論藉得關注的問題。審核委員會各成員出席會議之情況如下：

董事	出席次數
Gerard Joseph McMahon	8/8
譚惠珠	7/8
李嘉強	8/8

其他披露資料

各董事確認彼等有責任編製本公司截至二零零五年十二月三十一日之財務報表所載之所有資料及聲明。各董事認為財務報表已遵照香港公認會計標準編製，並反映根據董事會及管理層之最佳估計及合理、知情及審慎判斷，已適當考慮到重要事項後所得之金額。各董事並不知悉任何重要事件或情況可能質疑本公司持續經營的能力。因此，董事已按持續經營基準編製本公司的財務報表。各董事已審議及滿意本集團的內部監控系統。

核數師報告

KPMG

致廣南(集團)有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第33至第121頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的財務報表。在編製這些財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些財務報表提出獨立意見,並按照香港《公司條例》第141條的規定,僅向整體股東報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒布的香港核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃及進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充分的憑證,就財務報表是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述的財務報表均真實和公允地反映貴公司及貴集團於二零零五年十二月三十一日的財政狀況和貴集團截至該日止年度的溢利及現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零六年四月十九日

綜合損益表

截至二零零五年十二月三十一日止年度(以港幣列示)

	附註	二零零五年 千元	二零零四年 (重列) 千元
持續業務			
營業額	3, 14	**921,217**	681,875
銷售成本		**(798,270)**	(565,521)
毛利		**122,947**	116,354
投資物業估值收益淨額		**20,497**	14,287
其他收益	4	**11,939**	13,531
其他收入淨額	4	**3,316**	219
分銷成本		**(15,010)**	(12,116)
行政費用		**(42,367)**	(41,037)
其他經營費用		**(456)**	(1,672)
經營溢利		**100,866**	89,566
非經營收入	6	**59,746**	76,306
融資成本	7(a)	**(396)**	(547)
應佔聯營公司溢利減虧損		**20,315**	25,477
除税前溢利	7	**180,531**	190,802
所得税	8(a)	**(736)**	(28,536)
本年持續業務溢利		**179,795**	162,266
終止業務			
本年終止業務虧損	5	**—**	(9,674)
本年溢利		**179,795**	152,592
歸屬予：			
本公司股權持有人	27(a)	**175,759**	146,616
少數股東權益	27(a)	**4,036**	5,976
本年溢利		**179,795**	152,592
年度應付本公司股權持有人股息：			
結算日後建議派發之末期股息	12	**13,524**	—
每股盈利	13		
基本		**19.5仙**	16.3仙
攤薄		**不適用**	不適用

第42至第121頁的附註屬本財務報表的一部分。

綜合資產負債表

於二零零五年十二月三十一日(以港幣列示)

	附註	二零零五年 千元	二零零四年 (重列) 千元
非流動資產			
固定資產			
— 投資物業		**207,496**	184,298
— 其他物業、廠房及設備		**167,580**	125,616
— 以經營租賃持作自用的租賃土地權益		**59,330**	60,894
	15(a)	**434,406**	370,808
佔聯營公司權益	17	**176,003**	169,689
其他非流動金融資產	18	**46**	202
		610,455	540,699
流動資產			
交易證券	19	**3,059**	3,200
存貨	21	**236,259**	30,707
業務及其他應收款項	22	**291,986**	120,079
現金及現金等價物	23	**96,871**	293,383
		628,175	447,369
流動負債			
計息借款	24	**—**	7,851
向銀行貼現票據所得款項	24	**26,991**	—
業務及其他應付款項	25	**200,604**	170,127
本期税項	20(a)	**19,602**	14,556
		247,197	192,534
流動資產淨值		**380,978**	254,835
總資產減流動負債		**991,433**	795,534

綜合資產負債表

於二零零五年十二月三十一日(以港幣列示)

	附註	二零零五年 千元	二零零四年 (重列) 千元
非流動負債			
遞延稅項負債	20(b)	**12,217**	9,833
資產淨值		**979,216**	785,701
資本及儲備			
股本	27(c)	**450,792**	901,583
儲備		**499,090**	(140,668)
本公司股權持有人應佔權益總額	27(a)	**949,882**	760,915
少數股東權益	27(a)	**29,334**	24,786
權益總額		**979,216**	785,701

董事會於二零零六年四月十九日核准並許可發出。

董事
譚云標

董事
曾翰南

第42至第121頁的附註屬本財務報表的一部分。

資產負債表

於二零零五年十二月三十一日(以港幣列示)

	附註	二零零五年 千元	二零零四年 千元
非流動資產			
固定資產			
— 投資物業		**97,000**	78,200
— 其他物業、廠房及設備		**1,039**	1,290
	15(b)	**98,039**	79,490
佔附屬公司權益	16	**373,617**	326,658
佔聯營公司權益	17	**169,258**	169,258
其他非流動金融資產	18	**46**	202
		640,960	575,608
流動資產			
交易證券	19	**3,059**	3,200
業務及其他應收款項	22	**20,015**	24,810
現金及現金等價物	23	**12,294**	17,860
		35,368	45,870
流動負債			
業務及其他應付款項	25	**10,915**	21,778
應付附屬公司款項		**7,878**	13,169
		18,793	34,947
流動資產淨值		**16,575**	10,923
資產淨值		**657,535**	586,531
資本及儲備			
股本	27(c)	**450,792**	901,583
儲備		**206,743**	(315,052)
權益總額	27(b)	**657,535**	586,531

董事會於二零零六年四月十九日核准並許可發出。

董事	董事
譚云標	**曾翰南**

第42至第121頁的附註屬本財務報表的一部分。

綜合權益變動報表

截至二零零五年十二月三十一日止年度(以港幣列示)

	附註	二零零五年 千元	二零零五年 千元	二零零四年 (重列) 千元	二零零四年 (重列) 千元
於一月一日權益總額:					
根據前報告:					
— 本公司股權持有人應佔權益	27(a)	**767,010**		619,495	
— 少數股東權益	27(a)	**25,107**		20,384	
		792,117		639,879	
由會計政策變更引起的前期調整	27(a)	**(6,416)**		(4,372)	
於一月一日(前期調整後)	27(a)		**785,701**		635,507
已直接在權益確認的收入淨額:					
換算產生的滙兑差額:					
— 海外附屬公司的財務報表	27(a)		**10,174**		2
投資物業重估盈餘(扣除遞延税項):					
根據前報告:					
— 本公司股權持有人應佔權益				16,300	
— 少數股東權益				33	
				16,333	
根據香港會計準則第40號變更的會計政策產生的前期調整				(16,333)	
投資物業重估盈餘(扣除遞延税項)(二零零四年:重列)			—		—
一附屬公司清盤變現的儲備	27(a)		**(38)**		—
出售終止業務變現的儲備	27(a)		—		(978)
出售一聯營公司變現的儲備	27(a)		—		(236)
應佔聯營公司儲備	27(a)		**3,609**		133
已直接在權益確認本年收入淨額(二零零四年:重列)			**13,745**		(1,079)

綜合權益變動報表

截至二零零五年十二月三十一日止年度(以港幣列示)

		二零零五年		二零零四年 (重列)	
	附註	千元	千元	千元	千元
本年溢利淨額:					
根據前報告:	2(a)(i)				
— 本公司股權持有人應佔權益				132,248	
— 少數股東權益				6,080	
				138,328	
由會計政策變更引起的前期調整	2(a)(i)			14,264	
本年溢利淨額(二零零四年:重列)	27(a),2(a)(i)		**179,795**		152,592
本年確認的收入及費用總額(二零零四年:重列)			**193,540**		151,513
歸屬予:					
本公司股權持有人		**175,759**		145,573	
少數股東權益		**4,036**		5,940	
		179,795		151,513	
已宣派予少數股東股息	27(a)		**(2,232)**		(5,944)
轉撥少數股東所佔其他儲備部份	27(a)		—		(1,223)
少數股東出資	27(a)		**2,207**		5,848
於十二月三十一日權益總額			**979,216**		785,701
本年重列已確認收入及費用總額歸屬予:					
本公司股權持有人					(1,932)
少數股東權益					(137)
					(2,069)
由以下重列引起:					
已直接在權益確認收入淨額					(16,333)
本期溢利淨額					14,264
					(2,069)

第42至第121頁的附註屬本財務報表的一部分。

綜合現金流量表

截至二零零五年十二月三十一日止年度(以港幣列示)

	附註	二零零五年 千元	千元	二零零四年 (重列) 千元	千元
日常業務					
本年溢利		**179,795**		152,592	
調整:					
— 融資成本		**396**		697	
— 利息收入		**(3,912)**		(3,726)	
— 上市證券的股息收入		**(235)**		(235)	
— 交易證券的已變現及未變現虧損淨額		**141**		47	
— 投資物業估值收益淨額		**(20,497)**		(14,287)	
— 其他非流動金融資產減值準備		**156**		338	
— 出售一間聯營公司的收益淨額		**—**		(83)	
— 出售固定資產虧損/(收益)淨額		**242**		(243)	
— 負債回撥		**(42,740)**		(76,223)	
— 附屬公司清盤的收益淨額		**(45)**		—	
— 出售終止業務虧損淨額	5	**—**		11,793	
— 壞賬準備回撥		**(355)**		(2,251)	
— 收回壞賬		**(17,006)**		—	
— 折舊		**8,077**		4,558	
— 土地租賃費攤銷		**1,774**		1,754	
— 應佔聯營公司溢利減虧損		**(20,315)**		(25,477)	
— 所得税	8(a)	**736**		28,853	
— 外滙兑換收益		**(1,762)**		—	
計入營運資金變動前之經營溢利結轉		**84,450**		78,107	

綜合現金流量表

截至二零零五年十二月三十一日止年度(以港幣列示)

	附註	二零零五年 千元	二零零五年 千元	二零零四年 (重列) 千元	二零零四年 (重列) 千元
承前計入營運資金變動前之經營溢利		**84,450**		78,107	
存貨(增加)/減少		**(205,552)**		628	
業務應收賬款、應收票據及其他應收款項、訂金及預付款(增加)/減少		**(108,539)**		25,623	
應收同母系附屬公司款項減少		**122**		5,049	
應收關連公司款項減少		—		33	
應收聯營公司款項(增加)/減少		**(63)**		10,483	
業務應付賬款、其他應付款項及應計提費用增加/(減少)		**61,375**		(35,681)	
應付關連公司款項減少		—		(1,820)	
應付控股公司及同母系附屬公司款項減少		**(243)**		(23,115)	
應付聯營公司款項減少		—		(2,387)	
因法律申索而受限制現金存款減少/(增加)	23	**4,634**		(4,634)	
(用於)/產生自經營的現金		**(163,816)**		52,286	
已收利息		**4,515**		3,106	
已付利息		**(396)**		(113)	
已收香港利得稅退稅		—		3,021	
已付香港利得稅		**(1,763)**		(1,843)	
已收中國所得稅退稅		**19,874**		—	
已付中國所得稅		**(11,672)**		(13,438)	
(用於)/產生自經營業務的現金淨額			**(153,258)**		43,019

綜合現金流量表

截至二零零五年十二月三十一日止年度(以港幣列示)

	附註	二零零五年 千元	二零零五年 千元	二零零四年 (重列) 千元	二零零四年 (重列) 千元
投資活動					
購入固定資產付款		**(89,166)**		(13,742)	
出售一間聯營公司所得款項		**—**		400	
已收上市證券的股息		**235**		235	
已收聯營公司的股息		**17,962**		565	
出售固定資產所得款項		**423**		739	
出售終止業務的現金流入淨額	28(b)	**—**		3,542	
用於投資活動的現金淨額			**(70,546)**		(8,261)
融資活動					
已付股息		**(475)**		(466)	
償還向銀行貼現票據所得款項		**(43,991)**		—	
向銀行貼現票據所得款項		**70,982**		—	
償還銀行貸款		**—**		(2,817)	
新增銀行貸款		**—**		2,817	
來自/(用於)融資活動的現金淨額			**26,516**		(466)
現金及現金等價物(減少)/增加			**(197,288)**		34,292
於一月一日的現金及現金等價物			**288,749**		254,457
外幣滙率變更的影響			**5,410**		—
於十二月三十一日的現金及現金等價物	23		**96,871**		288,749

第42至第121頁的附註屬本財務報表的一部分。

財務報表附註

(以港幣列示)

1. 主要會計政策

(a) 遵例聲明

本財務報表是按照所有適用的香港財務報告準則(「香港財務報告準則」)(包括香港會計師公會頒佈的所有個別適用的《香港財務報告準則》、《香港會計準則》(「香港會計準則」)及詮釋)、香港公認會計原則及香港《公司條例》的披露規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

香港會計師公會頒佈了一系列新訂及經修訂的香港財務報告準則,並於二零零五年一月一日或其後開始的會計年度生效或提早採用。

由二零零四年一月一日起生效,本集團提早在截至二零零四年十二月三十一日年度止財務報表內採用香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及第38號「無形資產」。除此以外,於此財務報表反映在本期及以往會計期間初期應用餘下新訂及修訂的香港財務報告準則產生的會計政策變更的資料,已於附註2提供。

(b) 財務報表編製的基準

截至二零零五年十二月三十一日止年度的綜合財務報表包括本公司及其附屬公司(合稱「本集團」)的財務報表及本集團於聯營公司的權益。

除以下資產及負債(於下列的會計政策解釋)按公允價值列賬外,本財務報表是以歷史成本作為編製基準。

— 投資物業(見附註1(f));及

— 歸類為交易證券的金融工具(見附註1(e))。

1. 主要會計政策(續)

(b) 財務報表編製的基準(續)

管理層需在編製符合香港財務報告準則的財務報表時作出判斷、估計和假設。這些判斷、估計和假設會影響會計政策的應用和資產、負債、收入與支出的滙報數額。管理層的估計和假設乃根據營運經驗和各種被判斷為合理的因素，在沒有其他直接來源下，作為判斷資產和負債的賬面價值的基礎。因此，實際結果可能有別於該估計。

管理層會不斷審閱該估計和假設。如修訂的會計估計只影響當期，修訂會於當期確認；如修訂均影響本期及未來年度，修訂會於本期及未來年度確認。

(c) 附屬公司及受控制企業

按照香港《公司條例》規定，附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，則該附屬公司被視為受控制。

受控制附屬公司的投資由控制開始日起至控制結束日止均在綜合財務報表中綜合計算。

集團內部往來的餘額和集團內部交易及其產生的未變現溢利，均在編製綜合財務報表時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示減值出現的部份。

於結算日的少數股東權益是指並非由本公司直接或透過附屬公司間接擁有的股權所佔附屬公司淨資產的部份；少數股東權益在綜合資產負債表及權益變動表的權益項目內區別於本公司股權持有人應佔權益而單獨列示。少數股東應佔溢利作為本年度溢利或虧損在少數股東及本公司股權持有人之間的分配，於綜合損益表內列示。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(c) 附屬公司及受控制企業(續)

如果少數股東應佔的虧損超過其所佔附屬公司的權益，超額部分和任何歸屬於少數股東的進一步虧損便會沖減本集團所佔權益，但如少數股東須承擔具有約束力的義務並有能力增加投資彌補虧損則除外。附屬公司的所有其後溢利均會分配予本集團，直至本集團收回以往承擔的少數股東應佔虧損為止。

在本公司資產負債表中，附屬公司的投資以成本減減值虧損列示(見附註1(i)(ii))，除該投資被列為持作待售(或包括在被列為持作待售的處理組別)(見附註1(u))。

(d) 聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力，包括參與財務及經營決策但不是控制或聯同他人控制管理層的實體。

於聯營公司的投資，除非被列為持作待售(或包括在被列為持作待售的處理組別)(見附註1(u))，是按權益法計入綜合財務報表，並且先以成本入賬，然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。綜合損益表包含了集團應佔聯營公司在收購後年內的除稅後業績。

倘本集團於聯營公司應佔的虧損超過其權益，則本集團的權益將會減至零，並停止繼續進一步確認虧損，惟本集團已產生法定或推定責任，或須代聯營公司付款者則除外。就此而言，本集團於聯營公司的權益為根據權益法所得的投資賬面值連同實際上構成本集團於聯營公司投資淨額一部分的長期投資。

本集團與其聯營公司間進行交易所產生的未實現溢利及虧損以本集團於聯營公司的權益為限予以抵銷，惟倘未實現虧損為已轉讓資產提供減值憑證，則該等虧損將即時於損益內確認。

本公司資產負債表所列於聯營公司的投資，是按成本減去減值虧損後入賬(見附註1(i)(ii))，除該投資被列為持作待售(或包括在被列為持作待售的處理組別)(見附註1(u))。

1. 主要會計政策(續)

(e) 其他股權證券投資

本集團及本公司有關股權證券投資(於附屬公司及聯營公司的投資除外)的政策如下:

為交易所持有的證券投資列為流動資產並以初始公允價值列示。公允價值會於每個結算日重計,任何衍生的收益或虧損會確認為損益。

股權證券投資如在活躍市場沒有市場報價,而該公允價值不能可靠地計算,則該證券投資在資產負債表中以成本減減值虧損(見附註1(i)(i))確認。

投資會於本集團及/或本公司正式購買/出售該投資或到期當日確認/停止確認。

(f) 投資物業

投資物業為自己擁有或以經營租賃持有(見附註1(h))以賺取租金及/或資本升值的土地及/或建築物,這包括目前持有但未確定將來用途的土地。

投資物業以公允價值於資產負債表列示。任何因公允價值變更的收益或虧損於損益表確認。投資物業的租金收入以附註1(r)(ii)所解釋入賬。

當本集團以經營租賃持有物業權益以賺取租金及/或資本升值,該權益按個別物業的基準被列為投資物業入賬。任何此類被列為投資物業的權益被當作以融資租賃持有入賬(見附註1(h)),並按應用在其他以融資租賃持有的投資物業相同的會計政策應用在此權益。租賃付款如附註1(h)所解釋入賬。

在建或發展中作將來用作投資物業的物業被列為物業、廠房及設備,並以成本列示,直至有關建設或發展完成,屆時其將被列為以公允價值列示的投資物業。於同日,公允價值與以往賬面值的任何差異會於損益表確認。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(g) 其他物業、廠房及設備

以下固定資產項目按成本值減去累計折舊及減值虧損於資產負債表列賬(見附註1(i)(ii)):

— 位於租賃持有土地持作自用的建築物,唯該建築物的公允價值可於租賃開始時與租賃持有土地公允價值分開計量(見附註1(h));及

— 其他廠房及設備項目。

自建固定資產項目成本包括材料成本、直接人工、拆除該等項目及恢復所在地塊至原狀之初步估計成本。

在建工程乃按成本列賬,其中包括建造成本(包括在建築期間作為利息支出調整的相關貸款的借貸成本和滙兑差額)。縱使有關當局延遲頒發其有關的可交予使用證書,如資產可作其擬定用途前所需的一切準備工作大致完成,上述成本將停止資本化,而在建工程亦會轉可入為固定資產。

在建工程不計提折舊。在完工及交予使用時,便會按以下所列合適的折舊率計提折舊。

因棄用或出售一固定資產項目而產生的盈虧,是按該資產項目的估計出售所得款項淨額與賬面值之間的差額釐定,並於棄用或出售當日在損益表中確認。任何有關的重估盈餘將由重估儲備轉撥至保留溢利。

1. 主要會計政策(續)

(g) 其他物業、廠房及設備(續)

固定資產項目折舊是以直線法按其估計可使用年期中撇銷其成本減其估計剩餘價值(如有),計算方法如下:

— 位於租賃持有土地的建築物按租賃未屆滿年期或其估計可用年限(由建成日起計不超過50年)之較短者計提折舊。	
— 租賃物業裝修	每年20%至50%
— 廠房及機器、傢具、固定裝置及設備	每年10%至20%
— 汽車	每年20%

若物業、廠房及設備不同部份有不同可用年限,每部份分開計提折舊。資產的可用年限及估計殘值(如有),皆每年檢討。

(h) 租賃資產

(i) *列為租賃給本集團的資產*

本集團基本上承受擁有權帶來的全部風險及利益的資產租賃列為融資租賃。出租人沒有轉移擁有權的所有風險及利益給本集團的資產租賃列為經營租賃,除以下列外:

— 符合投資物業定義以經營租賃持有的物業則按個別物業基準歸列類為投資物業,並作為融資租賃入賬(見附註1(f));及

— 根據經營租賃為自用而持有的土地,若公允價值在租賃開始時不能與位於有關土地上的建築物的公允價值分開計量,會作為根據融資租賃持有入賬,除非有關建築物亦顯然根據經營租賃持有,則作別論。為此,租賃開始的時間是以租賃第一次計入本集團起,或取代應有的承租人,或由該建築物開始建設日起計,以較後者為準。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(h) 租賃資產(續)

(ii) *經營租賃費用*

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益表扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益表中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益表內扣除。

除該物業已列為投資物業，以經營租賃持有作自用的土地成本以直線法按租賃期攤銷。

(i) 資產減值

(i) *股權證券投資、業務及其他應收款項的減值*

股權證券投資以及按成本或攤銷成本列值的其他流動應收款項或列為可供出售的證券，會在每個結算日檢討，以確定有否客觀減值證據。若存在任何有關證據，則按以下方式釐定及確認任何減值虧損：

— 就按成本列值的非掛牌股權證券及流動應收款項而言，減值虧損乃按金融資產賬面值與估計未來現金流量(若貼現影響重大，則按類似金融資產的通行市場現時的回報率貼現)兩者之差額計量。若於其後的期間，減值虧損數額減少，則撥回流動應收款項的減值虧損。股權證券的減值虧損是不能撥回的。

— 就按攤銷成本列值的金融資產而言，減值虧損乃按資產賬面值與估計未來現金流量現值的差額，按金融資產原有的實際利率(即在初始確認該等資產時計算的實際利率)貼現計量。

1. 主要會計政策(續)

(i) 資產減值(續)

(i) *股權證券投資、業務及其他應收款項的減值(續)*

若於其後的期間，減值虧損數額減少，而有關減少可客觀地與在確認減值虧損後發生的事件聯繫，則減值虧損會透過損益轉回。減值虧損轉回不得導致資產賬面值超過假若過往年度並無確認減值虧損而應得者。

— 對於可供出售證券，先前直接於權益內確認之累計虧損會從權益內轉出，並於損益表內確認。於損益表內確認之累計虧損金額等於收購成本(已扣除任何本金還款及攤銷金額)與現有公允價值之間之差額，減去先前於損益表內確認之該項資產之任何減值虧損。

已於損益表內確認可供出售股權證券的減值虧損不能於其後的損益表內撥回。該資產的公允價值的任何其後增加將於權益內確認。

(ii) *其他資產的減值*

本集團會在每個結算日參考內部和外來的信息，以確定下列資產是否出現減值跡象，或是以往確認的減值虧損不再存在或已經減少：

— 其他物業、廠房及設備；

— 被列為以經營租賃持有之預付租賃土地權益；

— 於附屬公司及聯營公司的投資(除非該投資已列為持作待售(或已包括在被列為持作待售的處理組別)見附註1(u))。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(i) 資產減值(續)

(ii) *其他資產的減值(續)*

如果出現減值跡象,對資產的可收回金額便會作出估計。

— *計算可收回金額*

資產的可收回金額是其淨售價與使用價值兩者中的較高額。在評估使用價值時,預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的稅前貼現率,貼現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入,則以能產生獨立現金流入的最小資產組別(即現金產生單位)來釐定可收回金額。

— *確認減值虧損*

當資產或其屬於的現金產生單位的賬面金額高於其可收回金額時,便會在損益中確認減值虧損。確認的減值虧損會按比例減少該單位(或一組單位)中其他資產的賬面金額,但減值不會使個別資產的賬面金額減至低於其可計量的公允價值減銷售成本,或其使用價值(如可釐定)。

— *轉回減值虧損*

如用作釐定資產可收回金額的估算出現正面的變化,有關的減值虧損便會撥回。商譽的減值虧損不會被撥回。

所撥回的減值虧損以假設在以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所撥回的減值虧損在確認撥回的年度內計入損益。

1. 主要會計政策(續)

(j) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。

成本按加權平均成本法計算,包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。

可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損,均於出現減值或虧損的期間內確認為支出。任何減值撥回的金額,均於出現撥回的期間內沖減確認為支出的存貨金額。

(k) 業務及其他應收款項

業務及其他應收款項以初始公允價值列賬,其後以攤銷成本減呆壞賬的減值虧損(見附註1(i)(i))列賬。如應收款為給關聯人士的免息及無固定還款期的貸款或貼現的影響並不重大,則以成本減呆賬的減值虧損(見附註1(i)(i))列賬。

(l) 計息貸款

計息貸款以初始公允價值減應佔交易成本確認。初始確認後,計息貸款以攤銷成本列賬,而成本與贖回價值之間的任何差額按實際利息基準在借貸期間計入損益內。

(m) 業務及其他應付款項

業務及其他應付款項以初始公允價值列賬,其後以攤銷成本列賬。如貼現的影響並不重大,則以成本列賬。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(n) 現金及現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構之活期存款、及短期、流動性極高的投資,這些投資可容易地換算為已知的現金數額及其價值變動之風險不大,並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在現金流量表的現金及現金等價物內。

(o) 僱員福利

(i) *僱員短期福利及定額供款退休計劃之供款*

集團僱員的薪金、年獎、定額供款計劃之供款及非現金性福利等費用,均於僱員提供有關服務的年度計入損益,已計入尚未確認為開支的存貨成本的數額除外。若付款或償付已獲遞延並且構成重大影響,則該等金額將按其現值列賬。

關於本集團退休福利計劃供款的更多資料已列載於附註32。

(ii) *以股份為基礎的支出*

本公司授予僱員的購股權公允價值會確認為僱員成本,並相應增加股權中的資本儲備。購股權公允價值乃於授出日期使用二項式點陣法定價模式計量,並考慮到授出購股權的條款及條件。若僱員須先履行歸屬條件,方可無條件獲發購股權,則購股權的估計公允價值總額會分配予歸屬期間,並考慮到購股權會歸屬的可能性。

1. 主要會計政策(續)

(o) 僱員福利(續)

(ii) *以股份為基礎的支出(續)*

於歸屬期間，預期會歸屬的購股權數目會進行檢討。於過往年度確認的任何累計公允價值調整會在檢討年度扣自／計入損益(除非原有僱員開支合資格確認為資產)，而資本儲備亦會相應調整。於歸屬日期，確認為開支的數額會作出調整，以反映歸屬購股權的實際數目(並對資本儲備作出相應調整)，除非沒收乃僅因未能達成與本公司股份市價有關的歸屬條件所致則另作則論。股權金額乃於資本儲備內確認，直至購股權獲行使(有關金額乃轉撥至股份溢價賬)或購股權屆滿(有關金額將直接撥入保留溢利)為止。

(iii) *離職福利*

離職福利僅於本集團以實際上無可能撤回的詳細正規計劃提出自願離職而明確承擔終止僱用或提供福利時確認。

(p) 所得稅

本年度所得稅包括本期所得稅及遞延稅項資產和負債的變動。本期所得稅及遞延稅項資產和負債的變動均在損益內確認，但與直接確認為權益項目相關的，則確認為權益。

所得稅是按本年度應課稅收入根據在結算日已執行或實質上已執行的稅率計算的預期應付稅項，加上以往年度應付稅項的任何調整。

遞延稅項資產和負債分別由可抵扣和應課稅暫時性差異產生。暫時性差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計稅基礎的差異。遞延稅項資產也可以由未使用稅務虧損和未使用稅收回扣產生。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(p) 所得稅(續)

除了某些有限的例外情況外,所有遞延稅項負債和遞延稅項資產(只限於很可能獲得未來應課稅利潤以使該遞延稅項資產得以使用)則會被確認。由可抵扣暫時性差異所產生遞延稅項資產,因有未來應課稅利潤的支持而使之確認,包括因轉回目前存在的應課稅暫時性差異而產生的金額;但這些轉回的差異必須與同一稅務機關及同一應課稅實體有關,並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延稅項資產所產生時稅務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課稅暫時性差異是否足以支持確認由未使用的稅務虧損和稅收回扣所產生的遞延稅項資產時,亦會採用同一準則,即差異是否與同一稅務機關及同一應課稅實體有關,並是否預期能在使用稅務虧損和稅收回扣的同一期間內轉回。

不能確認為遞延稅項資產和負債的暫時性差異的有限例外情況包括不影響會計或應課稅利潤的資產或負債的初始確認(如屬企業合併的一部分則除外);以及投資於附屬公司相關的暫時性差異(如屬應稅差異,不確認本集團可以控制轉回的時間,而且在可預見的將來不大可能轉回的暫時性差異;或如屬可抵扣差異,則只確認很可能在將來轉回的差異)。

遞延稅項金額是按照資產和負債賬面金額的預期實現或償還方式,根據已執行或在結算日實質上已執行的稅率計量。遞延稅項資產和負債均不貼現計算。

在每個結算日評估遞延稅項資產的賬面金額。如果本集團預期不再可能獲得足夠的應課稅利潤以抵扣相關的稅務利益,該遞延稅項資產的賬面金額便會調低;但是如果日後又可能獲得足夠的應課稅利潤,有關減額便會轉回。

1. 主要會計政策(續)

(p) 所得稅(續)

本期和遞延稅項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延稅項資產只會在本公司或本集團有法定行使權以本期所得稅資產抵銷本期所得稅負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延稅項負債：

— 就本期所得稅資產和負債的情況下，本公司或本集團計劃按淨額基準結算，或同時變現該資產和償還該負債；或

— 就遞延稅項資產和負債的情況下，這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關：

  — 同一應課稅實體；或

  — 不同的應課稅實體，但這些實體計劃在日後每個預計有大額遞延稅項負債需要償還或大額遞延稅項資產可以收回的期間內，按淨額基準實現本年所得稅資產和償還本年所得稅負債，或同時變現該資產和償還該負債。

(q) 準備及或然負債

倘若本集團或本公司須就已發生的事件承擔法定或推定義務，而履行該義務預期會導致含有經濟效益外流，並可作出可靠的估計，便會就該不確定時間或數額的負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(r) 收入確認

收入是在經濟效益會流入本集團，以及能夠可靠地計算收入和成本(如適用)時，根據下列方法在損益表內確認：

(i) *銷售貨品*

銷售貨品的收入在客戶接收貨品及相關的所有權風險與回報時確認。收入不包括增值税或其他銷售税，並已扣除任何營業折扣。

(ii) *經營租賃租金收入*

根據經營租賃而應收之租金收入，乃以等額於租賃所涵蓋之會計期間在損益表中確認，惟倘另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益表中確認，作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(iii) *股息*

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

— 上市投資的股息收入在投資項目的股價除息時確認。

(iv) *利息收入*

確認利息收入是採用有效利息方法計算。

1. 主要會計政策(續)

(s) 外幣換算

年內的外幣交易是按交易日的適用外幣滙率換算為港幣。以外幣計算的貨幣資產及負債，則按結算日的適用外幣滙率換算為港幣。滙兑盈虧均在損益表確認。

以外幣過往成本計量的非貨幣資產及負債，乃以交易日期的外幣匯率換算。以外幣為單位並以公允價值列賬的非貨幣資產及負債乃採用釐定公允價值日期的外幣匯率換算。

香港境外業務的業績按交易日期的大約的外幣匯率換算為港幣，資產負債表的項目按結算日的外幣匯率換算為港幣。因此產生的匯兑差額以個別項目計入權益中。

出售外國業務而言，有關該外國業務之匯兑差額之累計數額，乃計入出售之損益中。

(t) 借款成本

借款成本於產生期間在損益表內列作開支。

(u) 終止業務

終止業務為本集團業務、經營及現金流(可與本集團其他業務清楚區分及代表一單獨主要業務或經營地區；或為單一訂劃部份出售一單獨主要業務或經營地區；或為一附屬公司收購時以出售為唯一目的)的一組成部份。

業務於出售時或當業務符合分類為持作出售有的標準時，便分類為終止業務(如更早)。當放棄一業務時，亦分類為終止業務。

財務報表附註

(以港幣列示)

1. 主要會計政策(續)

(u) 終止業務(續)

當業務分類為終止時，單一金額會在損益表內列示，此金額包括：

— 終止業務的除稅後溢利或虧損；及

— 除稅後的溢利或虧損，其確認是按照公允價值減出售成本或出售時的資產或出售組別構成此終止業務。

(v) 關連人士

就本財務報表而言，如果本集團能夠直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大的影響力，或另一方人士能夠直接或間接監控本集團或對本集團的財務及經營決策發揮重大的影響力，或本集團與另一方人士均受制於共同的操控或共同的重要影響下，本集團與該另一方人士便被視為關連人士。關連人士可以是個人(主要管理人員，具影響力的股東及／或其直系家庭成員)或其他實體，及包括受本集團關連人士重大影響的實體(而關連人士乃個人)，以及僱員退休福利計劃(包括適用於本集團及本集團關聯人士的員工)。

(w) 分類報告

分類項目為按本集團所從事提供產品或服務(業務分類)或在某一特定經濟環境內提供產品或服務(經營地區分類)之可區別項目，而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團之內部財務報告系統，本集團已選擇業務分類作為其主要呈報方式，而以經營地區分類為次要呈報方式。

分類收入、費用、業績、資產及負債包括直接撥歸該類別之項目以及可按合理基準分配至該類別之項目。除屬單一類別內集團之間之結餘及交易外，分類收入、費用、業績、資產及負債乃於綜合賬目過程中，在撇除集團之間結餘及集團之間交易前釐訂。分類間之價格，乃按提供予其他外界各方之類似條款而釐訂。

1. 主要會計政策(續)

(w) 分類報告(續)

分類資本開支為於期內購買預期可使用超過一個期間之分類資產(包括有形及無形)而產生之總成本。

未分配項目主要包括財務及公司資產、計息貸款、借款、税項、企業及融資費用。

2. 會計政策的變更

香港會計師公會已頒佈數項新增及經修訂的香港財務報告準則，並於二零零五年一月一日或其後開始之會計期間生效。

本集團及／或本公司於採納該等新增及經修訂的香港財務報告準則後的會計政策已於附註1概述。下文列載財務報表所反映有關本期及過往會計期間的會計政策重大變更的資料。

本集團並無應用任何於本會計期間尚未生效的新準則或詮釋(見附註35)。

(a) 重列過往年度及期初結餘

下表披露根據各香港財務報告準則的過渡性規定而對過往已報告截至二零零四年十二月三十一日止年度的綜合損益表及資產負債表及本公司資產負債表每個項目及其他重大及相關的披露項目中所作的調整。會計政策變動對於二零零四年及二零零五年一月一日結餘的影響在附註27披露。

財務報表附註

(以港幣列示)

2. 會計政策的變更(續)

(a) 重列過往年度及期初結餘(續)

(i) *對綜合財務報表的影響*

截至二零零四年十二月三十一日止年度的綜合損益表

	二零零四年(根據前報告)千元	新政策的影響(年度溢利增加/(減少)) 香港會計準則第1號(附註2(e))千元	香港會計準則第17號(附註2(f))千元	香港會計準則第40號(附註2(h))千元	小計千元	二零零四年(重列)千元
持續業務						
營業額	828,349	(146,474)	—	—	(146,474)	681,875
銷售成本	(701,093)	136,218	—	(646)	135,572	(565,521)
毛利	127,256	(10,256)	—	(646)	(10,902)	116,354
投資物業估值收益淨額	—	—	—	14,287	14,287	14,287
其他收益	13,649	(118)	—	—	(118)	13,531
其他收入淨額	219	—	—	—	—	219
分銷成本	(13,302)	1,186	—	—	1,186	(12,116)
行政費用	(43,444)	2,407	—	—	2,407	(41,037)
其他經營費用	(5,867)	4,195	—	—	4,195	(1,672)
經營溢利	78,511	(2,586)	—	13,641	11,055	89,566
出售終止業務虧損淨額	(11,793)	11,793	—	—	11,793	—
非經營收入	76,306	—	—	—	—	76,306
融資成本	(697)	150	—	—	150	(547)
應佔聯營公司溢利減虧損	27,252	(1,775)	—	—	(1,775)	25,477
除税前溢利	169,579	7,582	—	13,641	21,223	190,802
所得税	(31,251)	2,092	—	623	2,715	(28,536)
本年持續業務溢利	138,328	9,674	—	14,264	23,938	162,266
終止業務						
本年終止業務虧損	—	(9,674)	—	—	(9,674)	(9,674)
少數股東權益	(6,080)	5,976	—	104	6,080	—
本年溢利	132,248	5,976	—	14,368	20,344	152,592

2. 會計政策的變更(續)

(a) 重列過往年度及期初結餘(續)

(i) *對綜合財務報表的影響(續)*

截至二零零四年十二月三十一日止年度的綜合損益表(續)

	二零零四年(根據前報告)	新政策的影響(年度溢利增加/(減少)) 香港會計準則第1號(附註2(e))	香港會計準則第17號(附註2(f))	香港會計準則第40號(附註2(h))	小計	二零零四年(重列)
	千元	千元	千元	千元	千元	千元
歸屬予:						
本公司股權持有人	132,248	—	—	14,368	14,368	146,616
少數股東權益	—	5,976	—	—	5,976	5,976
本年溢利	132,248	5,976	—	14,368	20,344	152,592
每股盈利						
基本(附註a)	14.7仙	—	—	1.6仙	1.6仙	16.3仙
攤薄	不適用	不適用	不適用	不適用	不適用	不適用
其他重大披露項目:						
折舊	5,696	—	(1,754)	616	(1,138)	4,558
土地租賃費攤銷	—	—	1,754	—	1,754	1,754

(附註a) 根據二零零五年十二月本公司股份合併(從每10股普通股每股面值0.05元合併為1股每股面值0.5元),每股基本盈利已相應地作出調整。

財務報表附註

(以港幣列示)

2. 會計政策的變更(續)

(a) 重列過往年度及期初結餘(續)

(i) *對綜合財務報表的影響(續)*

於二零零四年十二月三十一日綜合資產負債表

	二零零四年(根據前報告)千元	新政策的影響(資產淨值的增加/(減少)) 香港會計準則第1號(附註2(e))千元	香港會計準則第17號(附註2(f))千元	香港會計準則第40號(附註2(h))千元	小計千元	二零零四年(重列)千元
非流動資產						
投資物業	200,960	—	—	(16,662)	(16,662)	184,298
其他物業、廠房及設備	178,548	—	(60,894)	7,962	(52,932)	125,616
以經營租賃持作自用的租賃土地權益	—	—	60,894	—	60,894	60,894
佔聯營公司權益	169,689	—	—	—	—	169,689
其他非流動金融資產	202	—	—	—	—	202
	549,399	—	—	(8,700)	(8,700)	540,699
流動資產	447,369	—	—	—	—	447,369
流動負債	(192,534)	—	—	—	—	(192,534)
流動資產淨值	254,835	—	—	—	—	254,835
總資產減流動負債	804,234	—	—	(8,700)	(8,700)	795,534
非流動負債						
遞延税項負債	(12,117)	—	—	2,284	2,284	(9,833)
少數股東權益	(25,107)	25,107	—	—	25,107	—
資產淨值	767,010	25,107	—	(6,416)	18,691	785,701
資本及儲備						
歸屬予本公司股權持有人						
股本	901,583	—	—	—	—	901,583
股份溢價	1,747,098	—	—	—	—	1,747,098
資本贖回儲備	971	—	—	—	—	971
資本儲備	48,814	—	—	—	—	48,814
滙兑儲備	(985)	—	—	37	37	(948)
投資物業重估儲備	36,900	—	—	(36,900)	(36,900)	—
其他儲備	1,450	—	—	—	—	1,450
累計虧損	(1,968,821)	—	—	30,768	30,768	(1,938,053)
	767,010	—	—	(6,095)	(6,095)	760,915
歸屬少數股東權益	—	25,107	—	(321)	24,786	24,786
	767,010	25,107	—	(6,416)	18,691	785,701

2. 會計政策的變更(續)

(a) 重列過往年度及期初結餘(續)

(ii) *對本公司資產負債表的影響*

於二零零四年十二月三十一日資產負債表

		新政策的影響 (資產淨值的增加／(減少))	
	二零零四年 (根據前報告) 千元	香港會計 準則第40號 (附註2(h)) 千元	二零零四年 (重列) 千元
資產淨值	586,531	—	586,531
資本及儲備			
股本	901,583	—	901,583
股份溢價	1,747,098	—	1,747,098
資本贖回儲備	971	—	971
資本儲備	48,157	—	48,157
投資物業重估儲備	28,300	(28,300)	—
累計虧損	(2,139,578)	28,300	(2,111,278)
	586,531	—	586,531

(b) 估計會計政策的變更對本年的影響

下表顯示截至二零零五年十二月三十一日止年度的綜合損益表及資產負債表及本公司資產負債表及其他重大及相關的披露項目中每個項目較假設先前的政策在本年度繼續應用所得的數額較之為高或較之為低的估計。

財務報表附註

(以港幣列示)

2. 會計政策的變更(續)

(b) 估計會計政策的變更對本年的影響(續)

(i) *估計對綜合財務報表的影響*

估計對截至二零零五年十二月三十一日止年度的綜合損益表的影響

	估計新政策的影響(年度溢利增加/(減少))			
	香港會計準則第1號(附註2(e))千元	香港會計準則第17號(附註2(f))千元	香港會計準則第40號(附註2(h))千元	總額千元
持續業務				
營業額	—	—	—	—
銷售成本	—	—	(852)	(852)
毛利	—	—	(852)	(852)
投資物業估值收益淨額	—	—	20,497	20,497
其他收益	—	—	—	—
其他收入淨額	—	—	—	—
分銷成本	—	—	—	—
行政費用	—	—	—	—
其他經營費用	—	—	—	—
經營溢利	—	—	19,645	19,645
非經營收入	—	—	—	—
融資成本	—	—	—	—
應佔聯營公司溢利減虧損	(7,102)	—	—	(7,102)
除稅前溢利	(7,102)	—	19,645	12,543
所得稅	7,102	—	(343)	6,759
本年持續業務溢利	—	—	19,302	19,302
少數股東權益	4,036	—	(25)	4,011
本年溢利	4,036	—	19,277	23,313
歸屬予:				
本公司股權持有人	—	—	19,277	19,277
少數股東權益	4,036	—	—	4,036
本年溢利	4,036	—	19,277	23,313
每股盈利				
基本	—	—	2.1仙	2.1仙
攤薄	不適用	不適用	不適用	不適用
其他重大披露項目:				
折舊	—	(1,774)	852	(922)
土地租賃費攤銷	—	1,774	—	1,774

2. 會計政策的變更(續)

(b) 估計會計政策的變更對本年的影響(續)

(i) *估計對綜合財務報表的影響(續)*

估計對於二零零五年十二月三十一日綜合資產負債表的影響

	估計新政策的影響(資產淨值增加/(減少))			
	香港會計準則第17號(附註2(f))	香港會計準則第32及39號(附註2(g))	香港會計準則第40號(附註2(h))	總額
	千元	千元	千元	千元
非流動資產				
投資物業	—	—	(15,882)	(15,882)
其他物業、廠房及設備	(59,330)	—	7,281	(52,049)
以經營租賃持作自用的租賃土地權益	59,330	—	—	59,330
佔聯營公司權益	—	—	—	—
其他非流動金融資產	—	—	—	—
	—	—	(8,601)	(8,601)
流動資產				
存貨	—	—	—	—
業務及其他應收款	—	26,991	—	26,991
	—	26,991	—	26,991
流動負債				
向銀行貼現票據所得款	—	(26,991)	—	(26,991)
業務及其他應付款	—	—	—	—
流動資產淨值	—	—	—	—
總資產減流動負債	—	—	(8,601)	(8,601)
非流動負債				
遞延税項負債	—	—	1,918	1,918
	—	—	1,918	1,918
資產淨值	—	—	(6,683)	(6,683)

財務報表附註

(以港幣列示)

2. 會計政策的變更(續)

(b) 估計會計政策的變更對本年的影響(續)

(i) *估計對綜合財務報表的影響(續)*

估計對於二零零五年十二月三十一日綜合資產負債表的影響(續)

	估計新政策的影響(資產淨值增加/(減少))			
	香港會計準則第17號(附註2(f))	香港會計準則第32及39號(附註2(g))	香港會計準則第40號(附註2(h))	總額
	千元	千元	千元	千元
資本及儲備				
歸屬予本公司股權持有人的影響				
股本	—	—	—	—
股份溢價	—	—	—	—
資本贖回儲備	—	—	—	—
資本儲備	—	—	—	—
滙兑儲備	—	—	(145)	(145)
投資物業重估儲備	—	—	(56,305)	(56,305)
其他儲備	—	—	—	—
保留溢利	—	—	50,101	50,101
	—	—	(6,349)	(6,349)
歸屬予少數股東權益的影響	—	—	(334)	(334)
	—	—	(6,683)	(6,683)

2. 會計政策的變更(續)

(b) 估計會計政策的變更對本年的影響(續)

(i) *估計對綜合財務報表的影響(續)*

估計對二零零五年十二月三十一日止年度直接在綜合權益確認的淨溢利的影響:

	估計新政策的影響(權益增加/(減少)) 香港會計準則第40號(附註2(h)) 千元	總額 千元
二零零五年十二月三十一日止年度		
歸屬予本公司股權持有人	**19,393**	**19,393**
少數股東權益	**31**	**31**
權益總額	**19,424**	**19,424**

(ii) *估計對本公司資產負債表的影響*

估計對於二零零五年十二月三十一日資產負債表的影響:

	估計新政策的影響(資產淨值的增加/(減少)) 香港會計準則第40號(附註2(h)) 千元	總額 千元
資產淨值	—	—
資本及儲備		
歸屬予本公司持有人的影響		
股本	—	—
股份溢價	—	—
資本贖回儲備	—	—
資本儲備	—	—
投資物業重估儲備	**(47,100)**	**(47,100)**
保留溢利	**47,100**	**47,100**
	—	—

財務報表附註

(以港幣列示)

2. 會計政策的變更(續)

(b) 估計會計政策的變更對本年的影響(續)

(ii) *估計對本公司資產負債表的影響(續)*

估計對二零零五年十二月三十一日止年度直接在本公司權益確認的淨溢利的影響：

	估計新政策的影響(權益增加/(減少)) 香港會計準則第40號(附註2(h)) 千元
截至二零零五年十二月三十一日止年度	**(18,800)**

(c) 僱員購股權計劃(香港財務報告準則第2號「以股份為基礎的支付」)

於過往年度，當僱員(包括董事)獲授予本公司股份的購股權時沒有任何款項被確認入賬。倘僱員選擇行使購股權，股本面值及股份溢價僅以應收購股權行使價為限入賬。

自二零零五年一月一日起，為遵守香港財務報告準則第2號，本集團已採納新的僱員購股權政策。根據新政策，本集團確認該等購股權的公允價值為開支，相應的增加會於權益內的資本儲備反映。新政策進一步的詳情載於附註1(o)(iii)。

本集團採用香港財務報告準則第2號所載的過渡條文，因此，新確認及計量政策並不適用於下列情況授出之購股權：

(a) 所有於二零零二年十一月七日或之前向僱員授出的購股權；及

(b) 所有於二零零二年十一月七日後向僱員授出惟於二零零五年一月一日前已歸屬之購股權。

由於本公司授出之所有購股權皆屬於上文所述兩個類別，故此此項會計政策變更對本集團截至二零零四年及二零零五年十二月三十一日止年度的業績並無任何影響。

僱員購股權計劃詳情載於附註26。

(以港幣列示)

2. 會計政策的變更(續)

(d) 終止業務(香港財務報告準則第5號「持作待售非流動資產及終止業務」)

自二零零五年一月一日起，為遵守香港財務報告準則第5號規定，如本集團業務符合資格列入持作待售資產類別或本集團已出售該業務，則該項業務須列作終止。當業務的賬面值將會在一項銷售交易中主要地收回(而非通過持續使用)，便是待售。

新政策對截至二零零四年及二零零五年十二月三十一日止財務報表沒有影響，但比較數字已重列(載於附註2(e)(iii))。

(e) 呈列方式之改變(香港會計準則第1號「財務報表之呈報」)

(i) *應佔聯營公司税項的呈列方式(香港會計準則第1號「財務報表之呈報」)*

於過往年度，本集團以權益法入賬的應佔聯營公司税項計入集團綜合損益表所得税一部份。自二零零五年一月一日起，根據香港會計準則第1號執行指引規定，本集團已更改呈列方式，以權益法入賬的應佔聯營公司税項現於計算集團除税前溢利或虧損前計入綜合損益表中呈報的應佔聯營公司溢利或虧損項下，該呈列方式變動已追溯調整，比較數字經已重列(見附註2(a))。

(ii) *少數股東權益(香港會計準則第1號「財務報表之呈報」及香港會計準則第27號「綜合及獨立財務報表」)*

於過往年度，於結算日的少數股東權益在綜合資產負債表與負債分開呈列，並於計算資產淨值前扣除。本集團於本年度業績的少數股東權益亦於計算本公司股東(本公司之股權持有人)應佔溢利前自綜合損益表扣除及分開呈列。

自二零零五年一月一日起，為遵守香港會計準則第1號及香港會計準則第27號，本集團已更改其有關少數股東權益呈列方式的會計政策。根據新政策，少數股東權益呈列為權益一部分，並與本公司股權持有人應佔權益分開呈列。新政策的進一步詳情載於附註1(c)。該等呈列方式變更已追溯調整，比較數字經已重列(見附註2(a))。

財務報表附註

(以港幣列示)

2. 會計政策的變更(續)

(e) 呈列方式之改變(香港會計準則第1號「財務報表之呈報」)(續)

(iii) *終止業務之呈報(香港會計準則第1號及香港財務報告準則第5號「持作待售非流動資產及終止業務」)*

於過往年度，終止業務的溢利或虧損計入集團綜合損益表的一部分。任何因終止業務所出售的資產或償還的債務所產生的除稅前收益或虧損及相關的所得稅項都在綜合損益表分開呈列。

自二零零五年一月一日起，為遵守香港會計準則第1號及香港財務報告準則第5號規定，本集團已改變終止業務之呈報的會計政策。根據新政策，本年度終止業務之溢利或虧損會以一單獨金額在損益表內呈列，其分析則在財務報表的附註披露。新政策的進一步詳情載於附註1(u)。該等呈列方式變更已追溯調整，比較數字已重列(見附註2(a))。

(f) 持作自用的租賃土地及建築物(香港會計準則第17號「租賃」)

於過往年度，持作自用的租賃土地及建築物是按成本減累計折舊及累計減值虧損列賬。

由二零零五年一月一日開始，為符合香港會計準則第17號的規定，本集團採納有關持作自用的租賃土地及建築物的新政策。根據新政策，倘若於本集團首次訂立租約時，或從前承租人接手時，或於該等建築物的建造日期(倘若為較後者)，位於租賃土地上的任何建築物的公允價值與租賃土地權益的公允價值可以分開計量，則持作自用的租賃土地權益乃按持作經營租賃持有入賬。

新政策的進一步詳情載於附註1(g)及(h)。位於上述租賃土地持作自用的任何建築物繼續列為物業、廠房及設備的一部份。

以上新的會計政策已追溯採用，於二零零四年及二零零五年十二月三十一日財務報表的各項目已相應地作出調整(載於附註2(a)及2(b))。

(以港幣列示)

2. 會計政策的變更(續)

(g) 金融工具(香港會計準則第32號「金融工具：披露和呈列」及香港會計準則第39號「金融工具：確認和計量」)

由二零零五年一月一日開始，為符合香港會計準則第32號及第39號的規定，本集團已把其對有關金融工具的會計政策變更(詳見附註1(e)、(i)及(k)至(m))。變更的進一步詳情如下：

(i) *股權證券的投資*

於過往年度，持續持有作長期持有用途的股權投資列作投資證券，並以成本減準備入賬。其他證券投資(包括持作交易及非交易用途)(有日期的債務證券持有直到到期除外)按公允價值入賬，公允價值的變動在損益表確認。

自二零零五年一月一日起及根據香港會計準則第39號，所有投資(持作交易用途的證券及某些非掛牌股權投資除外)分類為可出售證券，並以公允價值列示。可出售證券公允價值的改變在權益確認，除非有客觀的事實可反映個別的投資已減值。如股權工具的投資在流通市場沒有掛牌的市場價值及其公允價值不能可靠地計量，則以成本減減值虧損計量。採用持有證券作交易用途及非掛牌權益投資並非以公允價值入賬的新政策並沒有引起重大的調整。新政策的進一步詳情載於附註1(e)。

(ii) *金融資產解除確認*

於過往年度，貼現應收票據自貼現之日起便在資產負債表解除確認。

自二零零五年一月一日起及根據香港會計準則第39號，當金融資產擁有權的控制及風險及回報已經轉讓，金融資產才可解除確認。因此，貼現附追索權的應收票據只可在最終的客戶償還其票據後才可解除確認。

財務報表附註

(以港幣列示)

2. 會計政策的變更(續)

(h) 投資物業(香港會計準則第40號「投資物業」及詮釋第21號「所得稅 — 收回重估非折舊資產」)

關於投資物業的會計政策變更如下:

(i) *公允價值變動於損益表中確認的時間*

於過往年度,本集團投資物業公允價值的變動均直接於投資物業重估儲備中確認,除了當所有投資物業作為一組合評估而重估儲備不足以彌補其減值虧損時,或以往曾在損益表內確認的虧損得以回撥時,或當單項投資物業得以出售時,在此有限的情況下,公允價值的變動會在損益表中確認。

自二零零五年一月一日採用香港會計準則第40號起,本集團採用新的投資物業政策。根據此新政策:

— 所有投資物業公允價值變動按照香港會計準則第40號公允價值模式直接在損益表確認;及

— 雙重用途物業需作為自用物業處理,除非其組成部份可以分開出售(或以融資租賃出租),或自用部份不構成其重要組成部份。

投資物業的新政策的進一步詳情載於附註1(f)。

(ii) *公允價值變動遞延稅項的計量*

於過往年度,本集團須按適用於投資物業租金收入的稅率釐定在重估投資物業時是否須確認遞延稅項。

由二零零五年一月一日起,按照香港會計準則詮釋第21號,如本集團並無計劃出售,及假設本集團沒有採用公允價值模式入賬引致該等物業需要折舊,本集團須採用適用於該物業用途的稅率以確認該等投資物業在價值變動時所產生的遞延稅項。遞延稅項的新政策的進一步詳情載於附註1(p)。

2. 會計政策的變更(續)

(h) 投資物業(香港會計準則第40號「投資物業」及詮釋第21號「所得稅 — 收回重估非折舊資產」)(續)

(iii) *過度條文的內容及調整的影響*

以上有關投資物業所有會計政策的變更已追溯採用。於二零零四年及二零零五年十二月三十一日的受影響的財務報表的各項目已相應地作出調整(載於附註2(a)及(b))。

(i) 關連人士的定義(香港會計準則第24號「關連人士披露」)

由於採納香港會計準則第24號「關連人士披露」,關連人士定義(在附註1(v)披露)已經擴大,以澄清關連人士為可屬個人(即主要管理人員、主要股東及/或彼等的近親)重大影響的實體及提供福利予本集團僱員或任何屬本集團關連人士的實體的僱員離職後福利計劃。澄清關連人士的定義並無導致先前報告的關連人士交易披露有任何重大改變,對本年度所作的披露(與倘若香港會計實務準則第20號「關連人士披露」仍然有效所須報告者比較)亦無任何重大影響。

財務報表附註

(以港幣列示)

3. 營業額

本集團年內的主要業務是製造及出售馬口鐵、物業租賃、鮮活商品代理及食品貿易。

營業額包括抵銷本集團公司間交易後銷售貨品的價值以及根據經營租賃所收取有關投資物業的租金收入。年內,已於營業額內確認的每個重大類別的收入如下:

	二零零五年	二零零四年 (重列)
	千元	千元
銷售貨品		
— 馬口鐵	**797,798**	574,443
— 鮮活商品代理	**61,065**	50,572
— 食品貿易	**36,825**	31,438
	895,688	656,453
物業租賃	**25,529**	25,422
	921,217	681,875
終止業務銷售貨品(附註5)	—	146,474
	921,217	828,349

4. 其他收益及收入淨額

	二零零五年 千元	二零零四年 (重列) 千元
其他收益		
出售廢料	**3,814**	4,398
利息收入	**3,912**	3,726
壞賬準備回撥	**355**	2,251
管理收入	**88**	253
上市證券的股息收入	**235**	235
已收補貼	**294**	119
其他	**3,241**	2,549
	11,939	13,531
終止業務的其他收益(附註5)	—	118
	11,939	13,649
其他收入淨額		
出售固定資產(虧損)／收益淨額	**(242)**	243
交易證券的已變現及未變現虧損淨額	**(141)**	(47)
其他非流動金融資產減值準備	**(156)**	(338)
已變現及未變現的滙兑收益淨額	**3,855**	355
其他	—	6
	3,316	219

5. 終止業務

於二零零四年十二月，隨着出售兩間位於中華人民共和國(「中國」)的附屬公司，本集團的飼料生產及牲畜飼養業務已告終止。出售終止業務的虧損淨額為11,793,000元。

財務報表附註

(以港幣列示)

5. 終止業務(續)

終止業務於二零零四年十二月三十一日止年度的業績如下：

	附註	千元
營業額	3	146,474
銷售成本		(136,218)
毛利		10,256
其他收益	4	118
分銷成本		(1,186)
行政費用		(2,407)
其他經營費用		(4,195)
經營溢利		2,586
出售終止業務虧損淨額		(11,793)
融資成本	7(a)	(150)
除税前虧損		(9,357)
所得税	8(a)	(317)
除税後虧損		(9,674)

於終止當日終止業務的資產淨值如下：

	千元
總資產	36,473
總負債	(6,762)
資產淨值	29,711

於二零零四年十二月三十一日止年度終止業務的現金流量如下：

	千元
用於經營業務的現金淨額	(587)
用於投資活動的現金淨額	(77)

6. 非經營收入

	附註	二零零五年 千元	二零零四年 千元
負債回撥	(i)	**42,740**	76,223
出售一間聯營公司的收益淨額		**—**	83
收回壞賬	(ii)	**17,006**	—
		59,746	76,306

附註：

(i) 此數額主要為多年未償還及未被要求清償負債的回撥。董事會認為有關債權人將來不會向本集團申索。

(ii) 此金額主要為以前因未可確定能否收回應收賬項在損益表內所作撥備或撇賬的回撥。於截至二零零五年十二月三十一日止期間，若干壞賬已被收回而有關撥備已於損益表中相應回撥。

財務報表附註

(以港幣列示)

7. 除稅前溢利

除稅前溢利已扣除／(計入)下列各項：

		附註	二零零五年 千元	二零零四年 (重列) 千元
(a)	融資成本：			
	須於五年內償還的銀行貸款及其他借款利息			
	— 持續業務		**396**	547
	— 終止業務	5	**—**	150
			396	697
(b)	員工成本：			
	定額供款計劃之供款／(收回)淨額		**1,338**	(743)
	薪金、工資及其他福利		**31,077**	36,503
			32,415	35,760
	年內僱員平均人數		**486**	558
(c)	其他項目：			
	已出售存貨成本	(i)	**780,571**	701,093
	核數師酬金		**2,121**	1,958
	折舊		**8,077**	4,558
	土地租賃費攤銷		**1,774**	1,754
	有關物業租金的經營租賃費用		**372**	540
	應佔聯營公司稅項	(ii)	**7,102**	1,775
	土地及建築物應收租金減直接費用2,261,000元(二零零四年(重列)：2,147,000元)		**(23,268)**	(23,275)

附註：

(i) 存貨成本當中包括16,311,000元(二零零四年：16,738,000元)有關員工成本及折舊成本，而上表亦分別呈列該兩項開支的個別總數。

(ii) 在中國成立及經營的聯營公司的所得稅，是以該公司所在的中國相關省份或經濟特區的適用所得稅率計算。

8. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為：

	附註	二零零五年 千元	二零零四年 (重列) 千元
本期稅項 — 香港利得稅準備			
本年度按稅率17.5%(二零零四年：17.5%)			
估計應評稅溢利的香港利得稅準備		**1,286**	971
以往年度之撥備不足／(過剩)		**11**	(55)
		1,297	916
本期稅項 — 中國			
本年度稅項		**16,567**	21,182
以往年度之撥備不足		**617**	745
再投資退稅	(i)	**(19,874)**	—
	(ii)	**(2,690)**	21,927
遞延稅項			
暫時性差異產生及轉回		**2,129**	5,693
持續業務的所得稅總額		**736**	28,536
終止業務的所得稅	5	—	317
		736	28,853

附註：

(i) 於二零零四年及二零零五年，隨着中山中粵馬口鐵工業有限公司將保留溢利資本化後，本集團成功取得中山市國家稅務局中國企業所得稅稅務退款。

(ii) 在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

財務報表附註

(以港幣列示)

8. 綜合損益表內的所得稅(續)

(b) 所得稅支出與會計溢利按適用稅率計算的對賬:

	二零零五年	二零零四年 (重列)
	千元	千元
除稅前溢利	**180,531**	181,445
按照在相關國家獲得溢利的適用稅率計算除稅前溢利的名義稅項	**35,899**	31,068
不可扣減支出的稅項影響	**3,034**	4,304
毋須應課稅收入的稅項影響	**(16,004)**	(5,968)
使用未確認可抵扣虧損的稅項影響	**(2,947)**	(1,241)
再投資退稅	**(19,874)**	—
以往年度撥備不足	**628**	690
實際稅項支出	**736**	28,853

香港利得稅計算所採用的稅率為17.5%(二零零四年:17.5%)。中國適用的所得稅稅率介乎15%至33%(二零零四年(重列):15%至33%),此乃按照中國附屬公司所位於的地區的稅率而釐定的。

9. 董事酬金

依照香港《公司條例》第161條列報的董事酬金如下：

	董事袍金	基本薪金、津貼及其他福利	退休計劃供款	花紅	二零零五總額
	千元	千元	千元	千元	千元
執行董事					
梁　江	—	409	255	480	1,144
譚云標	—	344	143	360	847
曾翰南	—	894	30	166	1,090
非執行董事					
趙雷力	—	—	—	—	—
羅蕃郁	—	—	—	—	—
梁劍琴	—	—	—	—	—
獨立非執行董事					
Gerard Joseph McMahon	—	300	—	—	300
譚惠珠	—	300	—	—	300
李嘉強	—	300	—	—	300
總額	—	2,547	428	1,006	3,981

財務報表附註

(以港幣列示)

9. 董事酬金(續)

	董事袍金 千元	基本薪金、 津貼及 其他福利 千元	退休 計劃供款 千元	花紅 千元	二零零四年 總額 千元
執行董事					
梁　江	—	511	267	420	1,198
譚云標	—	581	74	468	1,123
曾翰南	—	689	25	35	749
李相彬	—	79	8	355	442
許偉文	—	184	5	140	329
非執行董事					
趙雷力	—	—	—	—	—
羅蕃郁	—	—	—	—	—
梁劍琴	—	—	—	—	—
獨立非執行董事					
Gerard Joseph McMahon	—	300	—	—	300
譚惠珠	—	300	—	—	300
李嘉強	—	300	—	—	300
總額	—	2,944	379	1,418	4,741

10. 最高酬金個別人士

於五名最高酬金的個別人士中，三名董事(二零零四年：兩名)的有關酬金已在附註9披露。其他兩名(二零零四年：三名)個別人士的酬金總額如下：

	二零零五年 千元	二零零四年 千元
基本薪金、津貼及其他福利	**779**	1,176
退休計劃供款	**305**	446
花紅	**495**	1,200
	1,579	2,822

該兩名(二零零四年：三名)最高酬金個別人士的酬金的範圍如下：

	二零零五年 個別人士人數	二零零四年 個別人士人數
元		
0 — 1,000,000	**2**	2
1,000,001 — 1,500,000	**—**	1

11. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括一筆已列入本公司財務報表內71,004,000元的溢利(二零零四年(重列)：74,265,000元)。

財務報表附註

(以港幣列示)

12. 股息

年度應付本公司股權持有人股息：

	二零零五年 千元	二零零四年 千元
結算日後建議派發的末期股息每股1.5仙 (二零零四年：無)	**13,524**	—

於結算日後建議派發的末期股息並未於結算日確認為負債。

13. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照本公司普通股股權持有人應佔溢利175,759,000元(二零零四年(重列)：146,616,000元)及於年內已發行普通股的加權平均數901,583,285股(二零零四年(重列)：901,583,285股)計算。

根據二零零五年十二月本公司股份合併(從每十股普通股面值0.05元合併為一股每股面值0.5元)，二零零四年十二月三十一日止年度每股基本盈利已相應作出調整。

(b) 每股攤薄盈利

因年末沒有潛在攤薄的普通股，所以截至二零零四年及二零零五年十二月三十一日止年度並沒有每股攤薄盈利列示。

14. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與本集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類：

馬口鐵	：	生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料
鮮活商品代理	：	代理鮮活商品
食品貿易	：	買賣食品商品
物業租賃	：	出租物業以產生租金收入

14. 分類報告(續)

按業務分類(續)

另一業務分類 — 飼料生產及牲畜飼養已於二零零四年十二月出售(附註5)及以終止業務列示。

	截至二零零五年十二月三十一日止年度						
	鮮活商品				分類間		
	馬口鐵	代理	食品貿易	物業租賃	對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	797,798	61,065	36,825	25,529	—	—	921,217
分類間收益	2,157	—	—	109	(2,266)	—	—
其他外部客戶收益	—	—	—	—	—	11,107	11,107
投資物業估值收益淨額	—	—	—	20,497	—	—	20,497
合計	799,955	61,065	36,825	46,135	(2,266)	11,107	952,821
分類業績	51,991	14,638	1,700	38,019			106,348
未分配經營收入及費用							(5,482)
經營溢利							100,866
應佔聯營公司溢利							
減虧損	—	—	—	—		20,315	20,315
非經營收入							59,746
融資成本							(396)
所得税							(736)
本年溢利							179,795
年度折舊及攤銷	7,867	87	13	1,566			

財務報表附註

(以港幣列示)

14. 分類報告(續)

按業務分類(續)

	截至二零零四年十二月三十一日止年度							
	馬口鐵 (重列) 千元	鮮活商品代理 千元	飼料生產及牲畜飼養(終止) 千元	食品貿易 千元	物業租賃 (重列) 千元	分類間對銷 千元	未分配 千元	綜合 (重列) 千元
來自外部客戶的收益	574,443	50,572	146,474	31,438	25,422	—	—	828,349
分類間收益	1,300	—	—	—	81	(1,381)	—	—
其他外部客戶收益	—	—	—	—	—	—	9,688	9,688
投資物業估值收益淨額	—	—	—	—	14,287	—	—	14,287
合計	575,743	50,572	146,474	31,438	39,790	(1,381)	9,688	852,324
分類業績	48,017	13,872	2,468	113	31,317			95,787
未分配經營收入及費用								(3,635)
經營溢利								92,152
應佔聯營公司溢利減虧損	—	150	—	—	—		25,327	25,477
出售終止業務虧損淨額								(11,793)
非經營收入								76,306
融資成本								(697)
所得税								(28,853)
本年溢利								152,592
年度折舊及攤銷	4,800	84	22	27	1,086			

14. 分類報告(續)

按業務分類(續)

二零零五年

	馬口鐵 千元	鮮活商品代理 千元	食品貿易 千元	物業租賃 千元	分類間對銷 千元	綜合 千元
分類資產	**765,553**	**51,054**	**9,311**	**230,800**	**(15,157)**	**1,041,561**
未分配資產						**197,069**
總資產						**1,238,630**
分類負債	**151,780**	**33,863**	**8,555**	**8,524**	**(15,157)**	**187,565**
未分配負債						**71,849**
總負債						**259,414**
年內產生的資本開支	**45,709**	**48**	**—**	**3,257**		

二零零四年

	馬口鐵 (重列) 千元	鮮活商品代理 千元	食品貿易 千元	物業租賃 (重列) 千元	分類間對銷 千元	綜合 (重列) 千元
分類資產	548,904	45,910	8,270	228,210	(99,806)	731,488
未分配資產						256,580
總資產						988,068
分類負債	118,981	34,413	10,793	43,711	(99,806)	108,092
計息借款						7,851
未分配負債						86,424
總負債						202,367
年內產生的資本開支	4,670	68	—	3,239		

財務報表附註

(以港幣列示)

14. 分類報告(續)

經營地區分類

本集團之業務是在兩個主要經濟地區經營。本集團在中國(香港除外)主要經營馬口鐵及物業租賃,而集團大部份其他業務則在香港經營。

按經營地區分類呈列資料時,分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

	二零零五年		
	中國 **千元**	**香港** **千元**	**其他地區** **千元**
來自外部客戶收益	**821,644**	**99,573**	—
分類資產	**893,146**	**163,572**	—
年內產生的資本開支	**48,966**	**48**	—

	二零零四年		
	中國 (重列) 千元	香港 千元	其他地區 千元
來自外部客戶收益(不包括終止業務)	597,883	83,992	—
分類資產	695,789	135,505	—
年內產生的資本開支	7,909	68	—

15. 固定資產

(a) 本集團

	持作自用的建築物	租賃物業裝修	在建工程	廠房及機器、傢具、固定裝置及設備	汽車	小計	投資物業	以經營租賃持作自用的租賃土地權益	總額
	千元	千元	千元	千元	千元	千元	千元	千元	千元
成本或估值：									
於二零零四年一月一日(重列)	136,795	1,914	—	132,828	3,485	275,022	169,816	67,308	512,146
滙兑調整(重列)	153	—	—	364	8	525	148	20	693
增置	—	—	5,204	2,627	437	8,268	—	—	8,268
出售									
— 通過出售終止業務	(55,381)	—	—	(8,211)	(487)	(64,079)	—	—	(64,079)
— 其他(重列)	(187)	—	—	(1,164)	(650)	(2,001)	—	—	(2,001)
從在建工程轉入(重列)	423	—	(629)	159	—	(47)	47	—	—
重估盈餘(重列)	—	—	—	—	—	—	14,287	—	14,287
於二零零四年十二月三十一日(重列)	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
代表：									
成本(重列)	81,803	1,914	4,575	126,603	2,793	217,688	—	67,328	285,016
估值 — 二零零四年(重列)	—	—	—	—	—	—	184,298	—	184,298
	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
累計折舊：									
於二零零四年一月一日(重列)	72,933	1,844	—	73,015	2,058	149,850	—	4,672	154,522
滙兑調整(重列)	111	—	—	319	7	437	—	8	445
本年度折舊(重列)	1,506	18	—	2,766	268	4,558	—	1,754	6,312
出售時回撥	(6)	—	—	(855)	(650)	(1,511)	—	—	(1,511)
出售終止業務時回撥	(52,564)	—	—	(8,211)	(487)	(61,262)	—	—	(61,262)
於二零零四年十二月三十一日(重列)	21,980	1,862	—	67,034	1,196	92,072	—	6,434	98,506
賬面淨值：									
於二零零四年十二月三十一日(重列)	59,823	52	4,575	59,569	1,597	125,616	184,298	60,894	370,808

財務報表附註

(以港幣列示)

15. 固定資產(續)

(a) 本集團(續)

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值:									
於二零零五年一月一日	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
滙兑調整	1,531	—	108	6,494	104	8,237	2,701	361	11,299
增置	—	64	46,776	2,267	—	49,107	—	—	49,107
出售	(577)	(60)	—	(1,368)	(195)	(2,200)	—	—	(2,200)
從在建工程轉入	9,184	—	(47,282)	38,098	—	—	—	—	—
重估盈餘	—	—	—	—	—	—	20,497	—	20,497
於二零零五年十二月三十一日	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
代表:									
成本	91,941	1,918	4,177	172,094	2,702	272,832	—	67,689	340,521
估值 — 二零零五年	—	—	—	—	—	—	207,496	—	207,496
	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
累計折舊:									
於二零零五年一月一日	21,980	1,862	—	67,034	1,196	92,072	—	6,434	98,506
滙兑調整	884	—	—	5,674	80	6,638	—	151	6,789
本年度折舊	1,809	19	—	5,970	279	8,077	—	1,774	9,851
出售時回撥	(169)	(35)	—	(1,155)	(176)	(1,535)	—	—	(1,535)
於二零零五年十二月三十一日	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
賬面淨值:									
於二零零五年十二月三十一日	67,437	72	4,177	94,571	1,323	167,580	207,496	59,330	434,406

15. 固定資產(續)

(b) 本公司

	租賃物業裝修	廠房及機器、傢具、固定裝置及設備	汽車	小計	投資物業	總額
	千元	千元	千元	千元	千元	千元
成本或估值：						
於二零零四年一月一日	1,381	2,612	1,869	5,862	62,000	67,862
增置	—	—	268	268	—	268
出售	—	(3)	(649)	(652)	—	(652)
重估盈餘	—	—	—	—	16,200	16,200
於二零零四年十二月三十一日	1,381	2,609	1,488	5,478	78,200	83,678
代表：						
成本	1,381	2,609	1,488	5,478	—	5,478
估值 — 二零零四年	—	—	—	—	78,200	78,200
	1,381	2,609	1,488	5,478	78,200	83,678
累計折舊：						
於二零零四年一月一日	1,311	1,364	1,869	4,544	—	4,544
本年度折舊	18	244	31	293	—	293
出售時回撥	—	(1)	(648)	(649)	—	(649)
於二零零四年十二月三十一日	1,329	1,607	1,252	4,188	—	4,188
賬面淨值：						
於二零零四年十二月三十一日	52	1,002	236	1,290	78,200	79,490

財務報表附註

(以港幣列示)

15. 固定資產(續)

(b) 本公司(續)

	租賃物業裝修	廠房及機器、傢具、固定裝置及設備	汽車	小計	投資物業	總額
	千元	千元	千元	千元	千元	千元
成本或估值:						
於二零零五年一月一日	1,381	2,609	1,488	5,478	78,200	83,678
增置	64	28	—	92	—	92
出售	(60)	—	—	(60)	—	(60)
重估盈餘	—	—	—	—	18,800	18,800
於二零零五年十二月三十一日	1,385	2,637	1,488	5,510	97,000	102,510
代表:						
成本	1,385	2,637	1,488	5,510	—	5,510
估值 — 二零零五年	—	—	—	—	97,000	97,000
	1,385	2,637	1,488	5,510	97,000	102,510
累計折舊:						
於二零零五年一月一日	1,329	1,607	1,252	4,188	—	4,188
本年度折舊	19	245	54	318	—	318
出售時回撥	(35)	—	—	(35)	—	(35)
於二零零五年十二月三十一日	1,313	1,852	1,306	4,471	—	4,471
賬面淨值:						
於二零零五年十二月三十一日	72	785	182	1,039	97,000	98,039

(c) 物業的賬面淨值分析如下:

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千元	千元	千元	千元
於香港以長期租賃持有	**97,000**	78,200	**97,000**	78,200
於中國其他地區以中期租賃持有	**237,263**	226,815	—	—
	334,263	305,015	**97,000**	78,200

15. 固定資產(續)

(c) 物業的賬面淨值分析如下:(續)

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千元	千元	千元	千元
代表:				
以公允價值列賬的				
土地及建築物	**207,496**	184,298	**97,000**	78,200
以成本列賬的建築物	**67,437**	59,823	**—**	—
	274,933	244,121	**97,000**	78,200
以經營租賃持作自用的				
租賃土地權益	**59,330**	60,894	**—**	—
	334,263	305,015	**97,000**	78,200

(d) 本集團及本公司位於香港的投資物業於二零零五年十二月三十一日由中原測量師行有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估為97,000,000元(二零零四年:78,200,000元)。本集團位於中國的投資物業110,496,000元(二零零四年(重列):106,097,000元),由一所中國獨立的物業估值師行深圳中勝會計師事務所 — 中國註冊資產評估師於二零零五年十二月三十一日按公開市值基準作出重估。

(e) 本集團根據經營租賃租出投資物業。該等租賃初期為期一至二十八年,期滿後可於重新磋商所有條款後續期。該等租賃並無包括或然租金。

本集團根據不可解除的經營租賃在日後應收的最低租賃款項總數如下:

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千元	千元	千元	千元
一年內	**19,310**	22,166	**599**	1,555
一年後但五年內	**51,334**	60,338	**485**	—
五年後	**46,990**	64,803	**—**	—
	117,634	147,307	**1,084**	1,555

財務報表附註

(以港幣列示)

16. 佔附屬公司權益

	本公司	
	二零零五年	二零零四年
	千元	千元
非上市股份(按成本值)	**211,409**	229,979
予附屬公司的借款	**119,024**	63,065
應收附屬公司款項	**553,801**	585,051
	884,234	878,095
減:減值虧損	**(510,617)**	(551,437)
	373,617	326,658

附屬公司(除另有註明外,附屬公司均在香港註冊成立)的詳情載於附註36。該等附屬公司全部按附註1(c)界定為受控制附屬公司,並已在本集團的綜合財務報表中反映。未綜合至財務報表的正進行清盤公司詳情載於附註37。

17. 佔聯營公司權益

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千元	千元	千元	千元
非上市股份(按成本值)	—	—	**244,980**	244,980
應佔資產淨值	**157,192**	151,790	—	—
應收聯營公司款項	**18,811**	17,899	—	—
	176,003	169,689	**244,980**	244,980
減:減值虧損	—	—	**(75,722)**	(75,722)
	176,003	169,689	**169,258**	169,258

聯營公司均在中國註冊成立,詳情載於附註38。

17. 佔聯營公司權益(續)

除了功能貨幣外，包括在應收聯營公司款項中有以下貨幣金額：

	本集團及本公司	
	二零零五年	二零零四年
	千元	千元
人民幣	**人民幣19,503**	人民幣19,059

聯營公司財務資料概要

	資產	負債	權益	收入	溢利
	千元	千元	千元	千元	千元
二零零五年					
百份之百	610,629	(213,003)	397,626	1,007,886	50,817
本集團實際權益	241,700	(84,508)	157,192	399,842	20,315
二零零四年					
百份之百	642,320	(258,334)	383,986	1,027,967	63,718
本集團實際權益	253,606	(101,816)	151,790	406,899	25,477

18. 其他非流動金融資產

	本集團及本公司	
	二零零五年	二零零四年
	千元	千元
可出售證券		
非上市股票(按成本)(二零零四年：投資證券)	**540**	540
減：減值虧損	**(494)**	(338)
	46	202

財務報表附註

(以港幣列示)

19. 交易證券

	本集團及本公司	
	二零零五年	二零零四年
	千元	千元
交易證券(按市值)		
香港上市股權證券	**3,059**	3,200

20. 資產負債表內的所得稅

(a) 資產負債表內的本期稅項為:

	本集團	
	二零零五年	二零零四年
	千元	千元
本年度內香港利得稅準備	**1,286**	971
已付暫繳利得稅	**(984)**	(203)
	302	768
香港以外稅項	**19,300**	13,788
	19,602	14,556

(以港幣列示)

20. 資產負債表內的所得稅(續)

(b) 遞延稅項資產及負債確認：

本集團

	超過有關折舊的折舊免稅額	投資物業重估	準備	稅項虧損	總額
	千元	千元	千元	千元	千元
遞延稅項源自：					
於二零零四年一月一日(重列)	7,067	2,553	(5,473)	—	4,147
滙率差異(重列)	8	4	(19)	—	(7)
列支/(計入)綜合損益賬內(重列)	650	(449)	5,492	—	5,693
於二零零四年十二月三十一日(重列)	7,725	2,108	—	—	9,833
於二零零五年一月一日(重列)	7,725	2,108	—	—	9,833
滙率差異	202	53	—	—	255
列支/(計入)綜合損益賬內	1,519	1,480	—	(870)	2,129
於二零零五年十二月三十一日	9,446	3,641	—	(870)	12,217

財務報表附註

(以港幣列示)

20. 資產負債表內的所得税(續)

(b) 遞延税項資產及負債確認(續):

本公司

	超過有關折舊的折舊免税額	投資物業重估	税項虧損	總額
	千元	千元	千元	千元
遞延税項源自:				
於二零零四年及二零零五年一月一日及二零零四年十二月三十一日	—	—	—	—
列支/(計入)損益賬內	(50)	920	(870)	—
於二零零五年十二月三十一日	(50)	920	(870)	—

	本集團	
	二零零五年	二零零四年 (重列)
	千元	千元
於綜合資產負債表確認的遞延税項負債淨額	**12,217**	9,833

(c) 未確認遞延税項資產:

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千元	千元	千元	千元
税項虧損	**2,478,863**	2,513,706	**2,370,516**	2,397,576

根據現時税務條例,除15,489,000元(二零零四年:14,957,000元)未確認税項虧損將於未來五年內過期外,其餘税項虧損並不設應用限期。

年內,有兩間附屬公司已被清盤,其有關的税項虧損為2,729,000元。

21. 存貨

(a) 於資產負債表內的存貨包括：

	本集團	
	二零零五年	二零零四年
	千元	千元
原材料、零備件及消耗品	**148,076**	23,670
製成品	**88,183**	7,037
	236,259	30,707

(b) 被確認為費用的存貨金額分析如下：

	本集團	
	二零零五年	二零零四年
	千元	千元
已出售存貨賬面值	**780,571**	701,093

22. 業務及其他應收款項

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千元	千元	千元	千元
業務應收賬款	**16,570**	14,145	**190**	300
應收票據	**197,309**	87,939	**—**	—
其他應收款項、訂金及預付款	**77,945**	17,711	**1,072**	24,426
應收一聯營公司款項	**—**	—	**18,748**	—
應收同母系附屬公司款項	**162**	284	**5**	84
	291,986	120,079	**20,015**	24,810

於業務及其他應收款項中預期可於一年後收回的結餘為302,000元(二零零四年：2,830,000元)。

財務報表附註

(以港幣列示)

22. 業務及其他應收款項(續)

包括在業務及其他應收款項中的業務應收賬款及應收票據(減呆壞賬準備),以發票日期分類之賬齡分析如下:

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千元	千元	**千元**	千元
一個月內	**76,003**	35,256	**125**	300
一至三個月	**74,666**	39,152	**65**	—
超過三個月但少於十二個月	**63,210**	27,676	—	—
	213,879	102,084	**190**	300

本集團有一套既定政策,信貸期由需預付至不超過180日。

於二零零四年十二月三十一日,本集團將為數40,000,000元的某些應收票據抵押予一間中國的銀行,以獲取該銀行為本集團向東莞市中級人民法院發出的一份擔保書,用作本集團向一附屬公司前少數股東提出取回欠本集團40,000,000元的法律訴訟。在本年內法院的最後裁決後,該應收票據的抵押已被解除。

除功能貨幣外,包括在業務及其他應收款項中有以下貨幣金額:

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千元	千元	**千元**	千元
人民幣	**人民幣45**	人民幣5,790	**人民幣6**	人民幣5,750
美元	**美元198**	美元194	—	—

23. 現金及現金等價物

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千元	千元	**千元**	千元
銀行定期存款	**47,815**	157,597	**11,456**	—
銀行存款及現金	**49,056**	135,786	**838**	17,860
於資產負債表內的現金及現金等價物	**96,871**	293,383	**12,294**	17,860
受限制現金存款	—	(4,634)		
現金流量表內的現金及現金等價物	**96,871**	288,749		

於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，指稱該附屬公司尚未清還一筆應付款項。岳陽市中級人民法院已頒令凍結該附屬公司為數約4,634,000元的銀行存款。

二零零四年十二月十二日，岳陽市中級人民法院發出一項法院判決。該附屬公司被令需賠償及支付相關法院費用。該附屬公司向湖南省高級人民法對該判決提出上訴。於二零零五年一月三十日，岳陽市中級人民法院的該項判決被成功撤銷，而該凍結的4,634,000元的銀行存款亦相應地被解凍。

除功能貨幣外，包括在資產負債表內的現金及現金等價物中有以下貨幣金額：

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千元	千元	**千元**	千元
港幣	**港幣23**	港幣1,853	—	—
人民幣	—	人民幣357	—	人民幣15
美元	**美元1,922**	美元2,055	**美元1,139**	美元1,642

人民幣是不能在中國自由兑換貨幣的，該資金滙出中國境外是受到中國政府外滙限制的。

財務報表附註

(以港幣列示)

24. 計息借款及向銀行貼現票據所得款項

	本集團	
	二零零五年	二零零四年
	千元	千元
向銀行貼現票據所得款項	**26,991**	—
無抵押其他貸款	—	7,851
	26,991	7,851

於二零零五年十二月三十一日之向銀行貼現票據所得款項以相關的應收票據作抵押，並按年息3.24厘計息。

於二零零四年十二月三十一日之其他貸款為無抵押及按年息率7.5厘計息。

於二零零五年十二月三十一日，計息借款及向銀行貼現票據所得款項的還款期分析如下：

	本集團	
	二零零五年	二零零四年
	千元	千元
一年內或接獲通知時到期	**26,991**	7,851

除功能貨幣外，包括在計息借款及向銀行貼現票據所得款項中有以下貨幣金額：

	本集團	
	二零零五年	二零零四年
	千元	千元
美元	—	美元1,000

25. 業務及其他應付款項

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千元	千元	千元	千元
業務應付賬款	**95,447**	35,520	**29**	3,359
其他應付款項及應計提費用	**74,037**	102,862	**10,886**	18,176
應付聯營公司款項	**18**	18	—	—
應付少數股東款項	**7,852**	8,140	—	—
應付控股公司及同母系附屬公司款項	**23,250**	23,493	—	243
應付關連公司款項	—	94	—	—
	200,604	170,127	**10,915**	21,778

預期將於一年後付清的業務及其他應付款項為557,000元(二零零四年:544,000元)。

包括在業務及其他應付款項中的為業務應付賬款,其賬齡分析如下:

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千元	千元	千元	千元
一個月內或接獲通知時到期	**95,447**	35,520	**29**	3,359

除功能貨幣外,包括在業務及其他應付款項中有以下貨幣金額:

	本集團	
	二零零五年	二零零四年
	千元	千元
人民幣	**人民幣25,000**	人民幣25,000
美元	**美元6,187**	—

財務報表附註

(以港幣列示)

26. 以股權結算之股份交易

為了使公司的購股權計劃條款能與時並進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃(「二零零一年購股權計劃」)。根據二零零一年購股權計劃，董事獲授權向本公司及其附屬公司的全職受聘僱員，包括執行董事，但不包括非執行董事，邀請其認購購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納及由認購者以10元的代價支付予本公司。購股權可於授出日之後滿三個月起至五年期間內行使。每一股購股權只能認購一股本公司股份。

於二零零四年六月十一日，本公司之股東已通過決議案採納具有與目前慣例可資比較之條款之新購股權計劃(「二零零四年購股權計劃」)以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業顧問、貨品或服務之供應商及客戶維持良好關係，亦可招徠對本集團有價值之人力資源。二零零四年購股權計劃之合資格參與者包括本公司之董事(包括非執行及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。

同日，本公司之股東亦通過決議案終止二零零一年購股權計劃。根據舊計劃以前所授出的購股權仍有效，直至失效為止。

通過本公司於二零零五年十二月將每十股面值0.05元的普通股合併為一股面值0.5元的普通股的股份合併，未行使的購股權被相應調整。

26. 以股權結算之股份交易(續)

(a) 於年內存在的授出條款及條件如下(所有購股權均以實物股票支付):

	購股權的數目	歸屬的條件	購股權的合約期限
董事持有的購股權			
— 於二零零四年二月六日授予	3,500,000	由授予日起三個月	5年
僱員持有的購股權			
— 於二零零一年八月二十四日授予	3,350,000	由授予日起三個月	5年
— 於二零零四年二月六日授予	5,190,000	由授予日起三個月	5年
購股權總數	12,040,000		

(b) 購股權的數目及加權平均行使價格如下:

	二零零五年		二零零四年	
	加權平均行使價	購股權數目千份	加權平均行使價	購股權數目千份(重列)
年初未行使	**1.558元**	**12,040**	1.495元	3,350
本年度授予		—	1.582元	10,690
本年度失效	**1.582元**	**(250)**	1.582元	(2,000)
本年度行使		**—**	—	—
		11,790		12,040
於年末可行使	**1.557元**	**11,790**	1.558元	12,040

於二零零五年十二月三十一日未行使的購股權之加權平均行使價為1.557元(二零零四年(重列):1.558元)及其加權平均餘下合約期限為2.65年(二零零四年:3.66年)。

財務報表附註

(以港幣列示)

27. 股本及儲備

(a) 本集團

		歸屬本公司股權持有人										
				資本			投資物業				少數股東	
		股本	股份溢價	贖回儲備	資本儲備	滙兑儲備	重估儲備	其他儲備	累計虧損	總額	權益	權益總額
	附註	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零四年一月一日												
一 根據前報告		901,583	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,110,716)	619,495	20,384	639,879
一 以前年度調整關於：												
一 投資物業		—	—	—	—	47	(20,600)	—	16,400	(4,153)	(219)	(4,372)
一 重列		901,583	1,747,098	971	49,050	(1,051)	—	12,007	(2,094,316)	615,342	20,165	635,507
換算產生的滙兑差額：												
一 海外附屬公司的												
財務報表(重列)		—	—	—	—	38	—	—	—	38	(36)	2
出售一間聯營公司												
變現的儲備		—	—	—	(236)	—	—	—	—	(236)	—	(236)
出售終止業務變現的儲備		—	—	—	—	(68)	—	(910)	—	(978)	—	(978)
應佔聯營公司儲備		—	—	—	—	133	—	—	—	133	—	133
轉撥往法定儲備		—	—	—	—	—	—	14,922	(14,922)	—	—	—
從其他儲備轉入		—	—	—	—	—	—	(24,569)	24,569	—	(1,223)	(1,223)
少數股東出資		—	—	—	—	—	—	—	—	—	5,848	5,848
已宣派予少數股東股息		—	—	—	—	—	—	—	—	—	(5,944)	(5,944)
本年溢利(重列)	2(a)(i)	—	—	—	—	—	—	—	146,616	146,616	5,976	152,592
於二零零四年												
十二月三十一日(重列)		901,583	1,747,098	971	48,814	(948)	—	1,450	(1,938,053)	760,915	24,786	785,701

27. 股本及儲備(續)

(a) 本集團(續)

	附註	股本 千元	股份溢價 千元	資本贖回儲備 千元	資本儲備 千元	匯兌儲備 千元	投資物業重估儲備 千元	特別資本儲備 千元	其他儲備 千元	(累計虧損)／保留溢利 千元	總額 千元	少數股東權益 千元	權益總額 千元
		歸屬本公司股權持有人											
於二零零五年一月一日													
－根據前報告		901,583	1,747,098	971	48,814	(985)	36,900	—	1,450	(1,968,821)	767,010	25,107	792,117
－以前年度調整關於：													
－投資物業	2(a)(i)	—	—	—	—	37	(36,900)	—	—	30,768	(6,095)	(321)	(6,416)
－重列		901,583	1,747,098	971	48,814	(948)	—	—	1,450	(1,938,053)	760,915	24,786	785,701
換算產生的匯兌差額：													
－海外附屬公司的財務報表		—	—	—	—	9,637	—	—	—	—	9,637	537	10,174
轉往法定儲備		—	—	—	—	—	—	—	1,333	(1,333)	—	—	—
應佔聯營公司儲備		—	—	—	—	3,609	—	—	—	—	3,609	—	3,609
已宣派予少數股東股息		—	—	—	—	—	—	—	—	—	—	(2,232)	(2,232)
少數股東出資		—	—	—	—	—	—	—	—	—	—	2,207	2,207
一間附屬公司清盤變現的儲備		—	—	—	—	(38)	—	—	—	—	(38)	—	(38)
資本重組的撤銷	27(c)	(450,791)	(1,747,098)	(971)	(48,157)	—	—	107,440	—	2,139,577	—	—	—
本年溢利		—	—	—	—	—	—	—	—	175,759	175,759	4,036	179,795
於二零零五年十二月三十一日		450,792	—	—	657	12,260	—	107,440	2,783	375,950	949,882	29,334	979,216

財務報表附註

(以港幣列示)

27. 股本及儲備(續)

(b) 本公司

	附註	股本 千元	股份溢價 千元	資本 贖回儲備 千元	資本儲備 千元	投資物業 重估儲備 千元	特別 資本儲備 千元	(累計 虧損)/ 保留溢利 千元	權益總額 千元
於二零零四年一月一日									
一根據前報告		901,583	1,747,098	971	48,157	12,100	—	(2,197,643)	512,266
一以前年度調整關於:									
一物業投資		—	—	—	—	(12,100)	—	12,100	—
一重列		901,583	1,747,098	971	48,157	—	—	(2,185,543)	512,266
本年溢利(重列)		—	—	—	—	—	—	74,265	74,265
於二零零四年十二月三十一日(重列)		901,583	1,747,098	971	48,157	—	—	(2,111,278)	586,531
於二零零五年一月一日									
一根據前報告		901,583	1,747,098	971	48,157	28,300	—	(2,139,578)	586,531
一以前年度調整關於:									
一物業投資	2(a)(ii)	—	—	—	—	(28,300)	—	28,300	—
一重列		901,583	1,747,098	971	48,157	—	—	(2,111,278)	586,531
資本重組的撤銷	27(c)	(450,791)	(1,747,098)	(971)	(48,157)	—	107,440	2,139,577	—
本年溢利		—	—	—	—	—	—	71,004	71,004
於二零零五年十二月三十一日		450,792	—	—	—	—	107,440	99,303	657,535

27. 股本及儲備(續)

(c) 股本

	二零零五年		二零零四年	
	股份數目 (千股)	千元	股份數目 (千股)	千元
法定股本:				
於一月一日,每股面值0.1元的普通股	**15,000,000**	**1,500,000**	15,000,000	1,500,000
每股面值從0.1元減至0.05元	**—**	**(750,000)**	—	—
增加普通股本每股面值0.05元	**15,000,000**	**750,000**	—	—
每十股每股面值0.05元合併為一股每股面值0.5元	**(27,000,000)**	—	—	—
於十二月三十一日	**3,000,000**	**1,500,000**	15,000,000	1,500,000
已發行及繳足股本:				
於一月一日	**9,015,833**	**901,583**	9,015,833	901,583
每股面值從0.1元減至0.05元	—	**(450,791)**	—	—
每十股每股面值0.05元合併為一股每股面值0.5元	**(8,114,250)**	—	—	—
於十二月三十一日	**901,583**	**450,792**	9,015,833	901,583

本公司資本重組(「資本重組」)於二零零五年十二月十九日完成。根據本公司於二零零五年八月十二日股東特別大會通過的特別決議及於二零零五年十二月七日經高院批准,全數的股份溢價賬約1,747,098,000元及資本贖回儲備約971,000元,連同資本儲備的總額約48,157,000元用以撇銷相同金額的累計虧損,並於二零零五年十二月八日生效。

財務報表附註

(以港幣列示)

27. 股本及儲備(續)

(c) 股本(續)

除此以外,於二零零五年十二月八日,本公司的法定股本從1,500,000,000元(15,000,000,000普通股每股面值0.1元)減至750,000,000元(15,000,000,000普通股每股面值0.05元)(「拆細股份」)。通過取消9,015,832,859已發行普通股每股0.05元繳足股本,此股本沖減便生效。從股本沖減所產生的貸方金額,當中總金額的約343,352,000元用作撇銷累計虧損的餘數,而餘下的貸方金額約107,440,000元轉到一特別資本儲備賬。

構成資本重組的一部份,每10股已發行及未發行拆細股份合併為1新股每股面值0.50元。股份合併於二零零五年十二月十九日生效。

(d) 儲備性質及用途

(i) *股份溢利及資本贖回儲備*

股份溢價及資本贖回儲備的運用分別受香港《公司條例》第48B及49H條的規管。全數金額已在資本重組時撇銷。

(ii) *資本儲備*

資本儲備於一九九七年本公司發行認股證時產生的。發行認股證所得款淨額在此資本儲備記錄。所有認股證已在行使期間行使或在一九九八年失效。動用此資本儲備並不受任何條件或限制所限。

作為資本重組的部份,此金額已撇銷累計虧損相同的金額。

(iii) *特別資本儲備*

特別資本儲備在資本重組(附註27(c))時產生的。有關把貸方金額轉到此儲備,本公司向法院作出承諾,條件為除非及直到達成某些條款,否則此儲備不能作變現溢利及不可派發。

27. 股本及儲備(續)

(d) 儲備性質及用途(續)

(iv) *滙兑儲備*

滙兑儲備包括所有由換算外國業務的財務報表所產生的滙兑差異。此儲備按載於附註1(s)的會計政策處理。

(v) 其他儲備為中國成立的實體的法定儲備。

(e) 可派發的儲備

於二零零五年十二月三十一日,可供派發予本公司股權持有人的儲備總金額為52,204,000元(二零零四:無)。

28. 綜合現金流量表附註

(a) 出售終止業務

	二零零四年 千元
已出售淨資產/(負債):	
固定資產	2,817
存貨	12,893
業務應收賬款、訂金及預付款	11,808
現金及現金等價物	8,955
業務應付賬款及應計提費用	(3,730)
短期借款	(2,817)
所得税	(215)
	29,711
解除儲備	(978)
	28,733
可收:	
已收現金	12,497
應收代價	5,011
應付法律費用	(568)
	16,940

財務報表附註

(以港幣列示)

28. 綜合現金流量表附註(續)

(b) 就出售終止業務的淨現金流入的分析

	二零零四年 千元
已收現金	12,497
去除現金及現金等價物	(8,955)
淨現金流入	3,542

(c) 主要非現金交易

於年內,多年未償還負債金額42,740,000元(二零零四年:76,223,000元)已回撥(見附註6)。

29. 金融工具

信用、利息及外幣風險在本集團一般業務過程中出現。該等風險受下文所述本集團的財務管理政策及常規所限制。

(a) 信用風險

本集團的信用風險主要來自應收賬項及其他應收款。管理層訂有信貸政策,而該等信用風險會持續監察。

有關業務應收款及應收票據(主要與馬口鐵業務有關),本集團會對所有要求超過若干金額信貸的客戶進行信貸評估。業務應收款從賬單日期起30日內到期,而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。結餘到期超過1個月的債務人須全數償付未償還結餘後,方會獲授任何其他信貸。一般而言,本集團不會向其客戶收取抵押品。

於結算日,本集團有一定程度重要集中的信用風險,其中8.3%(二零零四年:12.8%)及26.0%(二零零四年:35.6%)分別為由本集團馬口鐵業務分類最大的債務人及五名最大債務人所佔的總業務應收賬項及應收票據。

29. 金融工具(續)

(a) 信用風險(續)

信用風險涉及最高的金額為每個金融資產在資產負債表的賬面值。本集團不提供任何令本集團涉及信用風險的擔保。

(b) 利率風險

實際利率及重新定價的分析

有關賺取收入的金融資產及附息的金融負債,下表顯示其於資產負債表日的實際利率,以及其重新定價的期間或到期日(若為較早者)。

本集團

	二零零五年		二零零四年	
	實際利率	一年或以下 千元	實際利率	一年或以下 千元
於到期前重新定價的資產的重新定價日期				
現金及現金等價物	**1.83%**	**96,871**	1.29%	293,383
於到期前不會重新定價的負債的到期日				
計息借款	—	—	7.5%	(7,851)
向銀行貼現票據所得款	**3.24%**	**(26,991)**	—	—

財務報表附註

(以港幣列示)

29. 金融工具(續)

(b) 利率風險(續)

實際利率及重新定價的分析(續)

本公司

	二零零五年		二零零四年	
	實際利率	一年或以下	實際利率	一年或以下
		千元		千元
於到期前重新定價的資產的重新定價日期				
現金及現金等價物	**2.57%**	**12,294**	0.24%	17,860

(c) 外幣風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算。由於此等貨幣的滙率於期內相對穩定，管理層認為本集團並未面對重大的外滙風險。

(d) 公允價值

所有金融工具的賬面值均與其於二零零四年及二零零五年十二月三十一日的公允價值不會有重大差異。

30. 承擔

(a) 於二零零五年十二月三十一日未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	二零零五年	二零零四年
	千元	千元
已訂約	**131,433**	35,144
已授權但未訂約	**168,005**	6,281
	299,438	41,425

(b) 於二零零五年十二月三十一日根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	二零零五年	二零零四年
	千元	千元
一年內	**697**	348
一年後但五年內	**385**	44
	1,082	392

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零五年十二月三十一日，本公司已承諾提供6,489,000元(二零零四年：6,489,000元)資金予本集團一間聯營公司。

財務報表附註

(以港幣列示)

31. 重大關連交易

附此財務報表的其他地方所披露的關連交易及結餘外,本集團進行以下的關連交易。

(a) 與廣東粵港投資控股有限公司及其聯繫公司(「粵港集團」)及本公司的聯營公司的交易

本年度依董事認為對本集團與粵港集團及本公司的聯營公司而言屬重大的關連交易如下:

	附註	二零零五年 千元	二零零四年 千元
銷售貨品予關連公司	(ii)	**2,749**	2,154
從關連公司採購貨品	(ii)	**955**	4,689
從一間聯營公司收取利息	(iii)	—	708
一間聯營公司償還其借款	(iii)	—	10,483
支付直接控股公司管理、稅務及保養費		**411**	425
提供水電及租賃予一間同母系附屬公司		**3,606**	3,483
支付代理費予一間關連公司		**314**	—

附註:

(i) 於十二月三十一日與關連人士的結餘包括在資產負債表應收/應付有關人士的款項內。該等結餘乃免息及無固定還款期,惟該等在下文附註(iii)披露者除外。

(ii) 銷售/採購貨品的關連公司包括聯營公司及非全資擁有附屬公司之少數股東。

(iii) 一九九九年,本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議,本公司向該聯營公司提供借款6,700,000美元(約港幣52,000,000元),並按年息率7.8厘計息。該借款已於二零零四年全數償還。

31. 重大關連交易(續)

(b) 與其他中國國有企業的交易

本集團為國有企業及在現階段採取以國有企業為主的經濟體制運營。除了與粵港集團及本公司的聯營公司的交易外，本集團亦與中國政府直接或間接擁有或控制的企業，以及眾多的政府機關和機構(統稱為「國有企業」)進行交易，這些交易都是在日常業務過程中進行。這些交易包括銷售和採購商品及輔助原料，提供和接受勞務，資產租賃，購入物業、廠房和設備以及籌措資金，執行以上交易時所遵照的條款與同非國有企業訂立的交易條款相若。本集團認為以上就關聯方交易已作出有意義的披露。

(c) 主要管理人員的酬金

主要管理人員(包括在附註9披露支付本公司董事的金額)的酬金如下：

	二零零五年 千元	二零零四年 千元
短期僱員福利	**2,653**	2,704
離職福利	**428**	366
	3,081	3,070

總酬金包括在「員工成本」(見附註7(b))。

財務報表附註

(以港幣列示)

32. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按有關僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零五年十二月三十一日止年度，計入損益表的本集團退休金費用達1,464,000元(二零零四年：1,467,000元)。本年度退還的沒收供款為126,000元(二零零四年：2,210,000元)。

33. 比較數字

因會計政策變更，部份比較數字已調整或重新分類。進一步詳情於附註2披露。

34. 直接母公司及最終控股公司

董事認為於二零零五年十二月三十一日的直接母公司及最終控股公司分別是廣東控股有限公司及廣東粵港投資控股有限公司。廣東控股有限公司於香港成立，而廣東粵港投資控股有限公司於中國成立。兩間實體並不提供財務報告供公眾使用。

35. 已頒佈但在截至二零零五年十二月三十一日止全年會計期間尚未生效的修訂、新準則及詮釋可能構成的影響

截至此財務報表刊發日期，香港會計師公會已頒佈以下修訂、新準則及詮釋，但在截至二零零五年十二月三十一日止會計期間尚未生效，在財務報表內亦尚未採納：

		於以下日期或其後開始的會計期間適用
香港財務報告準則第6號	勘探及評估礦物資源	二零零六年一月一日
香港(國際詮釋委員會)— 詮釋第4號	釐定安排是否包括租賃	二零零六年一月一日
香港(國際詮釋委員會)— 詮釋第5號	來自關閉、恢復及環境修復基金的權益	二零零六年一月一日
香港(國際詮釋委員會)— 詮釋第6號	參與特定市場 — 電力及電子設備廢料所引發之責任承擔	二零零五年十二月一日
香港會計準則第19號(經修訂)	僱員福利 — 精算損益、集團計劃及披露	二零零六年一月一日
香港會計準則第39號(經修訂)	金融工具：確認及計量 — 預測集團內部交易之現金流量對沖會計法 — 公平價值之選擇 — 財務擔保合約	二零零六年一月一日
香港財務報告準則第7號	金融工具：披露	二零零七年一月一日
香港會計準則第1號(經修訂)	財務報表的呈列：資本披露	二零零七年一月一日

此外，香港「二零零五年公司(修訂)條例」已於二零零五年十二月一日生效，並將於二零零六年一月一日首次適用於本集團的財務報表。

本集團現正評估預期該等修訂、新準則及新詮釋在首次應用期間的影響。到目前為止，本集團認為其採納香港財務報告準則第6號及香港(國際詮釋委員會) — 詮釋第5號、香港(國際詮釋委員會) — 詮釋第6號及香港會計準則第19號(經修訂)並不適用於本集團之任何運作，而採納其餘的修訂、新準則及新詮釋對本集團的經營業績及財務狀況構成重大影響的可能性不大。

財務報表附註

(以港幣列示)

36. 附屬公司清單

於二零零五年十二月三十一日的附屬公司的詳情如下：

附屬公司名稱	主要國家／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
東莞金皇食品有限公司#	中國	不適用	人民幣40,000,000元	—	100%	租賃
Gain First Investments Limited	英屬處女群島／香港	普通股	1美元	100%	—	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	—	經銷鮮活食品
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	—	投資控股
廣南貿易發展有限公司	香港	普通股	73,916,728元	100%	—	食品貿易
金皇食品投資有限公司	英屬處女群島／香港	普通股	1,000,000元	100%	—	投資控股
金皇食品投資有限公司	香港	普通股	1,000,000元	—	100%	投資控股
中粵材料有限公司	香港	普通股 無投票權遞延股	10元 230,000,000元	— —	100% —	經銷用於生產馬口鐵產品的原材料
中山市山海實業有限公司*	中國	不適用	人民幣45,600,000元	—	95%	物業發展及租賃
中山中粵馬口鐵工業有限公司*	中國	不適用	41,906,200美元	—	95%	生產及銷售馬口鐵產品

* 於中國成立的中外合資企業

\# 於中國成立的外商獨資企業

37. 清盤中的公司清單

正進行或已入稟法院申請清盤的公司的詳情如下：

公司名稱	主要國家／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	附屬公司
廣南(KK)超級市場有限公司*	香港	普通股	20,000,000元	—	70%
廣東廣南天美食品發展有限公司**	中國	不適用	人民幣34,820,000元	—	55%

* 於二零零一年六月開始清盤的公司。

** 於中國成立的中外合資企業，並於二零零一年七月被入稟法院申請清盤。

38. 聯營公司清單

於二零零五年十二月三十一日的聯營公司的詳情如下：

聯營公司名稱	主要國家／經營地點	所持股份類別	已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
黃龍食品工業有限公司*	中國	不適用	40%	—	加工及銷售玉米食品及飼料產品
中山寶利食品有限公司*	中國	不適用	30%	—	罐頭食品加工

* 於中國成立的中外合資企業

根據香港聯合交易所有限公司證券上市規則披露之交易

1. 於年內，本集團曾進行以下關連交易並須根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之披露規定於週年報告內予以披露。以下第A及B項所述之交易為持續關連交易(合稱「該等交易」)，須遵守上市規則第14A.37至14A.41條之年度審閱規定，以及上市規則第14A.45至14A.46條之申報規定。

   於年內進行之該等交易詳情如下：

   A. 中山市山海實業有限公司(「山海實業」)在其日常業務過程中及按一般商業條款，向粵海裝飾材料(中山)有限公司(「粵海飾料」)出租中山一幅土地(「山海交易」)，金額約港幣1,494,000元。粵海飾料乃廣東控股有限公司(「廣東控股」)之附屬公司，而廣東控股則為本公司一位主要股東。

   B. 中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)在其日常業務過程中及按一般商業條款，向粵海飾料提供水電(「馬口鐵交易」)，金額約港幣1,792,000元。

   本公司之董事會包括獨立非執行董事已審閱上文A及B段所述該等交易及確認：

   (i) 由山海實業及中粵馬口鐵於彼等之日常及一般業務過程中訂立；

   (ii) 按一般商業條款而訂立或不遜於給予或來自獨立第三者之條款進行；及

   (iii) 根據管轄該等交易之協議條款或就本公司股東整體利益而言屬公平合理之條款訂立。

   本公司之董事會包括獨立非執行董事亦確認，山海交易及馬口鐵交易在二零零五年十二月三十一日止年度所涉及總金額並不超逾已在二零零五年四月十二日公佈所披露港幣1,600,000元及港幣2,500,000元的上限。

根據香港聯合交易所有限公司證券上市規則披露之交易

本公司之核數師亦已審閱該等交易，並於其致本公司董事會之函件(有關副本已提交聯交所)中確認：

(1) 該等交易已獲本公司之董事會批准；

(2) 該等交易所涉總金額並不超逾已在二零零五年四月十二日公佈所披露的上限金額(租賃土地上限金額為港幣1,600,000元、供水／供電安排為港幣2,500,000元)；

(3) 該等交易已按管轄該等交易之協議條款或按不遜於給予或來自獨立第三者之條款訂立；及

(4) 該等交易乃根據本集團之定價政策訂立。

2. 於結算日，本公司的全資附屬公司廣南超市發展有限公司(「廣南超市發展」)向本公司擁有55%股權的附屬公司廣東廣南天美食品發展有限公司(「天美」)所提供的若干貸款合共人民幣8,000,000元仍未償還。該筆借款為無抵押，按年息率介乎11.5%至12%計息。此外，於結算日，天美欠廣南超市發展港幣59,600,000元，此筆額乃無抵押及免息。於二零零一年七月，其主要債權人已向中國法院申請將天美清盤。按此，於結算日，天美已從本公司的綜合財務報表分拆出來，並已就天美的欠款全數撥備。

3. 於結算日，本公司擁有70%股權之廣南(KK)超級市場有限公司(「廣南KK」)欠本公司之貸款為港幣25,000,000元。該筆貸款乃用作一般營運資金，並以廣南 KK 之業務、物業及資產之第一浮動押記作為抵押，按港幣最優惠借貸利率計算利息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

4. 於結算日，廣南 KK 尚欠本公司合共港幣108,800,000元。除為數港幣53,700,000元之若干貸款無抵押及須按介乎港幣最優惠借貸利率至年息率11.5%計息外，該筆欠款乃無抵押及免息。廣南

根據香港聯合交易所有限公司證券上市規則披露之交易

KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

5. 於結算日，本公司的全資附屬公司廣南鮮活食品有限公司此前向廣南 KK 所提供的若干借款合共港幣23,500,000元仍未償還。該筆借款乃無抵押、按港幣最優惠借貸利率加年息率1厘至8厘計息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

6. 於結算日，廣南超市發展此前向廣南 KK 所提供之貸款合共港幣29,300,000元仍未償還，其中港幣12,500,000元為無抵押及按年息率3.5%計息。餘款港幣16,800,000元為無抵押及免息。此外，廣南 KK 欠廣南超市發展港幣2,600,000元，其中港幣2,000,000元為無抵押及按年息率介乎7.75%至8.5%計息，剩餘欠款乃無抵押及免息。廣南 KK 於二零零一年六月開始清盤。按此，於結算日，廣南 KK 已從本公司的綜合財務報表分拆出來，並已就廣南 KK 的欠款全數撥備。

持作投資之主要物業

地點	現時用途	集團權益	租約類別
香港灣仔 港灣道6－8號瑞安中心29樓	商業	100%	長期
中國廣東省中山市中山港 2號出口加工區 中山市山海實業有限公司之土地、 建築物及結構物	工業／住宅	95%	中期

財務概要

(以港幣列示)

業績

	附註	截至十二月三十一日止年度 二零零五年	二零零四年 (重列)	二零零三年 (重列)	二零零二年 (重列)	二零零一年 (重列)
		千元	千元	千元	千元	千元
營業額		**921,217**	681,875	1,525,807	1,783,020	1,819,350
經營溢利/(虧損)		**100,866**	89,566	72,949	111,231	(6,063)
非經營收入淨額		**59,746**	76,306	35,659	17,177	31,991
融資成本		**(396)**	(547)	(7,664)	(12,045)	(1,273)
應佔聯營公司溢利減虧損		**20,315**	25,477	22,274	10,422	(12,367)
除税前溢利		**180,531**	190,802	123,218	126,785	12,288
所得税		**(736)**	(28,536)	(15,831)	(9,593)	(2,672)
本年持續業務溢利		**179,795**	162,266	107,387	117,192	9,616
本年終止業務虧損		**—**	(9,674)	—	—	—
本年溢利		**179,795**	152,592	107,387	117,192	9,616
歸屬予：						
本公司股權持有人		**175,759**	146,616	102,762	115,509	51,518
少數股東權益		**4,036**	5,976	4,625	1,683	(41,902)
本年溢利		**179,795**	152,592	107,387	117,192	9,616
每股盈利	(iii)					
基本		**19.5仙**	16.3仙	11.4仙	12.8仙	6.1仙
攤薄		**不適用**	不適用	11.2仙	12.3仙	不適用

(以港幣列示)

資產與負債

	截至十二月三十一日				
	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
		(重列)	(重列)	(重列)	(重列)
	千元	千元	千元	千元	千元
固定資產	**434,406**	370,808	363,411	394,710	397,846
佔聯營公司權益	**176,003**	169,689	154,978	151,264	152,238
負商譽	—	—	(17,246)	(18,693)	(20,250)
其他非流動資產	**46**	202	4,318	6,843	6,036
流動資產淨值	**380,978**	254,835	126,507	73,049	33,848
總資產減流動負債	**991,433**	795,534	631,968	607,173	569,718
非流動負債	**(12,217)**	(9,833)	(9,335)	(92,186)	(196,349)
	979,216	785,701	622,633	514,987	373,369
股本	**450,792**	901,583	901,583	899,833	894,333
儲備	**499,090**	(140,668)	(299,334)	(404,969)	(539,359)
本公司股權持有人					
應佔權益總額	**949,882**	760,915	602,249	494,864	354,974
少數股東權益	**29,334**	24,786	20,384	20,123	18,395
權益總額	**979,216**	785,701	622,633	514,987	373,369

附註:

(i) 香港會計師公會頒佈了一系列新訂及經修訂的香港財務報告準則,並於二零零五年一月一日或其後開始的會計年度生效或供提早採用。首次應用這些新訂及經修訂的香港財務報告準則產生的會計政策變更的資料,載於本財務報表附註2。二零零四年及二零零五年的數字已按這些新訂及經修訂的政策的過渡性條款調整,並已在附註2披露。但是,除應佔聯營公司税項及少數股東權益的列示外,較早年度的比較數字難以重列。

財務概要

(以港幣列示)

資產與負債(續)

附註:(續)

(ii) 香港會計實務準則第12號(經修訂)「所得税」於二零零三年一月一日或其後開始的會計年度首次生效。為要遵守此修訂的準則，本集團於二零零三年採用遞延税項新的會計政策。該新的會計政策已被往後應用，因該會計政策變更的影響不大，因此，早期年度的比較數字沒有被重列。

(iii) 基於二零零五年十二月發生之股份合併，每十股已發行及未發行的股份合併為一股新股，二零零一至二零零四年之每股盈利已作追溯性調整。

Contents

Corporate Information

BOARD OF DIRECTORS

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao *(General Manager)*
TSANG Hon Nam *(Chief Financial Officer)*

Non-executive Directors

ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

COMPANY SECRETARY

CHEUNG Mo Ching

REGISTERED OFFICE

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

PRINCIPAL BANKERS

Nanyang Commercial Bank, Limited
Standard Chartered Bank

SHAREHOLDERS' CALENDAR

Closure of Register of Members	7 June 2006 to 9 June 2006 (both dates inclusive)
Annual General Meeting	9 June 2006 2:30 p.m.
Final Dividend Payable	1.5 HK cents per share 30 June 2006

Chairman's Statement

The Group's results recorded a satisfactory growth in 2005. The audited consolidated profit attributable to equity shareholders of the Company was HK$175,759,000, representing an increase of 19.9% compared with HK$146,616,000 (restated) in 2004. The basic earnings per share was 19.5 HK cents, representing an increase of 19.6% from 16.3 HK cents (restated) in 2004.

DIVIDEND

The Directors recommend the payment of a final dividend of 1.5 HK cents per share for the year ended 31 December 2005. The proposed final dividend, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 30 June 2006.

REVIEW

In 2005, consolidated turnover was HK$921,217,000, a substantial increase of HK$239,342,000 or 35.1% from HK$681,875,000 in 2004. Such increase was attributable to the growth of the Group's businesses. The tinplating business recorded an increase in production and sales volume due to the commencement of the operation of the new production line and the ease of the shortage in supply of black-plates since May 2005, leading to the surge in turnover of HK$223,355,000 or 38.9%. Turnover of the live and fresh foodstuffs distribution business, foodstuffs trading business and property leasing business increased by HK$10,493,000, HK$5,387,000 and HK$107,000 respectively, which resulted in the growth in profit from operations. Together with the revaluation gains of the Group's properties in 2005, profit from operations increased by HK$11,300,000 to HK$100,866,000. Despite the decrease in non-operating income and share of profit of associates as compared with 2004, the overall profit attributable to equity shareholders of the Company still recorded a promising increase.

In 2005, the Group recorded outstanding results as well as successfully commenced the "five-year development plan" of the tinplating business. With the commencement of the operation of third production line, annual production capacity of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") increased from 120,000 tonnes to 200,000 tonnes and realized the economies of scale. The black-plate manufacturing factory which is under construction is expected to commence operation by the end of this year. The Group will then have a more steady supply of black-plates and better control over production cost. As such, the adjustment in product mix and expansion into new markets for medium- to low-end products will gain a strong momentum.

Following the completion of debt restructuring and the turnaround in 2000, the Group has managed to generate a promising profit with sufficient funding. However, the substantial loss arising from the restructuring hampered our declaration of dividend. In 2005, the completion of capital reorganization removed the legal barrier for dividend payment.

Chairman's Statement

PROSPECT

With the steady growth in the PRC economy and gradual recovery of consumer's purchasing power, the demand for tinplates, being one of the major materials for metal packaging, will continue to be strong. Moreover, the drop in the price of steel and tinplates from its peak will further stimulate the demand. These favourable market factors attract industry players to go for business expansion and it is anticipated that the competition in the tinplating market will become fiercer this year. The Group will continue to devote resources on expanding the tinplating business chain into upstream cold-roll products and optimising the mix of high-, medium- and low-end tinplate products. With Zhongyue Tinplate's comparative advantages in its brand, technology and cost, new markets can be explored significantly thereby increasing its market share and achieving more promising results.

Liang Jiang
Chairman

Hong Kong, 19 April 2006

BUSINESS REVIEW

Tinplating

In 2005, the production and sales volume of tinplate of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), a subsidiary of the Group, amounted to 114,755 tonnes and 102,174 tonnes, an increase of 36.7% and 20.5% respectively when compared with 2004. The contribution from the tinplating business to the Group's profit was the most significant, with a turnover of HK$797,798,000, representing an increase of 38.9% when compared with the corresponding period last year and 86.6% of the Group's turnover. Profit from operations was HK$51,991,000, grew by HK$3,974,000 or 8.3% when compared with the corresponding period last year and accounted for 51.5% of the Group's profit from operations.

Zhongyue Tinplate's third production line, which completed construction and commenced production on 30 July 2005, is the first tin-free steel production line that is self-developed and constructed in mainland China with annual production capacity of 80,000 tonnes. The processing technique used by such production line has already obtained its own intellectual property rights and its process plan and parameters, which are protected by the Patent Law of the PRC, was granted with invention patent in March 2004.

In order to solve the long-term problem of the shortage of black-plates which hinders the development of the tinplating business, the Group focused its development on the construction project of a factory for production of black-plates which has already commenced last year. The project had an investment budget of US$40 million and is expected to be completed by the end of this year. The planned annual capacity of the factory is 150,000 tonnes, and on the basis of the current annual capacity of 200,000 tonnes of black-plates, 75% of the raw materials can be supplied internally when the planned capacity is reached. With such self-supply capacity, a wider diversity of raw materials can be supplied for the production of tinplates, facilitating the production of high-, medium- and low-end tinplate products. This enables us to expand into the unexplored niche market for tinplates, with an ultimate aim to lower the cost of tinplate products and enhance our product competitiveness, as well as providing ample room for further expansion of tinplate capacity. The major raw material for the production of black-plates is hot rolled plates, which is in adequate supply within and outside the PRC. The Group is in the process of selecting the most ideal channel for hot rolled plates supply.

Prior to utilizing the self-supply capacity of black-plates, we will continue to build our black-plates reserve with the current ample supply of black-plates and the Group's funding advantages, in order to fully utilize the current capacity of 200,000 tonnes of tinplates. It can be expected that the production and sales volume of tinplates will record a record high this year.

Management Discussion & Analysis

Property Leasing

The Group's leasing properties included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd., and the office building in Hong Kong. In 2005, the total revenue of leasing properties owned by the Group was recorded at HK$25,529,000, an increase of 0.4% compared with 2004. The profit from operations of leasing properties amounted to HK$38,019,000, among which HK$20,497,000 was attributable to valuation gains on investment properties, grew by 21.4% as compared with 2004.

Live and Fresh Foodstuffs Distribution

In 2005, turnover of live and fresh foodstuffs distribution business was recorded at HK$61,065,000, representing an increase of HK$10,493,000 or 20.7% as compared with 2004. This was mainly attributable to the improvement of poultry agency business and live and fresh foodstuffs trading business when the impact of bird flu subsided. On the other hand, income from livestock agency business decreased as a result of the reduction in temporary livestock quotas as compared with 2004. In 2005, the profit from operations was recorded at HK$14,638,000, which increased by HK$766,000 or 5.5% as compared with 2004.

Live and fresh foodstuffs distribution is the traditional business of the Group. By taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business of live and fresh foodstuffs, so as to maintain its competitiveness and provide the Group with a stable income stream.

Foodstuffs Trading

In 2005, turnover of the Group's foodstuffs trading business amounted to HK$36,825,000, representing an increase of HK$5,387,000 or 17.1% as compared with 2004, while profit from operations was HK$1,700,000, surged by HK$1,587,000 or 1,404.4% as compared with 2004. This was mainly attributable to the absence of the impact of bird flu which significantly hampered the chilled foodstuffs trading business last year.

In spite of the fact that the foodstuffs trading business is a non-core and non-advantageous business, the resources alignment exercise for the live and fresh foodstuffs distribution business and the foodstuffs trading business for centralized management, effective use of resources, complementation of businesses and increased marketing could contribute to the Group's profits.

Associates

In 2005, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a principal associate of the Group, recorded a sales volume of 385,850 tonnes of corn starch, its major products, representing a decrease of 0.6% as compared with 2004. Turnover of Yellow Dragon and our share of its profit amounted to HK$974,760,000 and HK$20,279,000, dropped by 1.6% and 21.2% respectively. This was mainly due to the expiry of preferential tax treatment enjoyed by Yellow Dragon, resulting in an increase of income tax.

The Group has 40% interest in Yellow Dragon and received a total dividend payment of HK$17,962,000 in 2005. It is expected that the Group will receive a total dividend payment of HK$18,748,000 this year.

FINANCIAL POSITION

As at 31 December 2005, the Group's total assets amounted to HK$1,238,630,000, and total liabilities stood at HK$259,414,000, representing an increase of HK$250,562,000 and HK$57,047,000 respectively compared with the positions at the end of 2004. The net current assets increased from HK$254,835,000 at the end of 2004 to HK$380,978,000, and the current ratio (current assets divided by current liabilities) increased from 2.32 as at the end of 2004 to 2.54. The Group has a very sound financial position, laying a solid foundation for future business expansion.

Liquidity and Financial Resources

As at 31 December 2005, the Group maintained cash and cash equivalent balances of HK$96,871,000. Part of the currency was denominated in Renminbi with the amount equivalent to HK$28,408,000 while the remaining was denominated in Hong Kong dollars and US dollars. Cash balances decreased by 67.0% from the end of the last year. During the year under review, the major cash outflow was contributed to the construction of a new production line and the black-plate manufacturing factory with the amount of HK$89,026,000, as well as the increase in the reserve of raw materials for the increased production capacity of tinplates.

As at 31 December 2005, the Group has no interest-bearing borrowings. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund, decreased from 1% at the end of the 2004 to zero.

As at 31 December 2005, the Group's total available banking facilities amounted to HK$352,266,000, of which HK$131,910,000 have been utilized. The unutilized banking facilities amounted to HK$220,356,000. With its cash and cash equivalents holdings and the recurring cash flow from its operations, the Group believes that it will have sufficient funds to meet its present operation requirements and the requirements to further develop its businesses in the foreseeable future.

Management Discussion & Analysis

Capital Restructuring

On 23 June 2005, the Group proposed to effect the capital reorganization to fully write off the entire amount of accumulated losses at 31 December 2004 so as to prepare for future dividend distribution. Such proposal was passed at the extraordinary general meeting on 12 August 2005 and was confirmed by the High Court on 7 December 2005. The completed capital reorganization involved reduction of share capital, elimination of share premium account and capital redemption reserve, as well as the application of capital reserve and the consolidation of shares. Of the credit amount resulted from capital reduction (the "Credit Amount"), approximately HK$343,352,000, together with the credit in share premium account, capital redemption reserve and capital reserve, were used to eliminate accumulated losses, while the remaining HK$107,440,000 Credit Amount was transferred to a special capital reserve. The nominal value of issued shares was reduced from HK$0.1 to HK$0.05. Every 10 shares of nominal value of HK$0.05 each was consolidated into a new share of nominal value of HK$0.50 each. The Company's assets, business, operations, management and financial position were not affected by the capital reorganization and the respective proportional shareholder interests remained unchanged following the capital reorganization.

Litigation

The Group commenced a legal action against a former minority shareholder of a subsidiary for approximately HK$40,000,000 due to the Group. Provision was fully made against such receivable as at 31 December 2000.

In March 2005, a judgment of Dongguan Intermediate People's Court in favour of the Group had been obtained. The payment awarded under the judgment for the misappropriation of the Group's property by the former minority shareholder amounted to approximately RMB27,000,000 together with interest thereon. The Group and the former minority shareholder respectively had lodged an appeal. Having considered the legal opinion and the Group's overall interest, the Group and the former minority shareholder as fostered and confirmed by the Court made a settlement of the case at RMB11,000,000 on 23 August 2005 and the settlement consideration was received by the Group on the same day.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the year, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2005, the Group had a total of 525 full-time employees, increased by 77 compared with that as at the end of 2004. 24 of the employees were based in Hong Kong and 501 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2005, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants for their contribution to the Group.

PROSPECTS

The Group's core business has been shifted from the traditional live and fresh foodstuffs distribution business to the tinplating business (food packaging materials) and the management mainly devoted its effort and the Company's resources to the tinplating business, which makes greatest contributions to the Group's profits and offers plenty of room for profit growth. We will continue our direction of professional development and focus on the expansion and strengthening of the tinplating business. With the increase of tinplate annual production capacity from the original 120,000 tonnes to 200,000 tonnes and the fact that the abundant supply of black-plates this year, in contrast to the shortage at the beginning of last year, the production and sales volume of tinplates in 2006 are expected to record a promising growth and continue to generate satisfactory profit contribution for the Group.

Directors' Profile

EXECUTIVE DIRECTORS

Mr. LIANG Jiang, aged 53, was appointed the Chairman of the Company in January 2002. He is also the chairman of two subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai"). He is also an executive director of GDH Limited ("GDH"), a substantial shareholder of the Company. Mr. Liang graduated from South China Normal University. He holds a Master's degree in Business Management. He worked in the municipal governments of Foshan and Zhanjiang in Guangdong Province, the PRC and acted as the administrative head of Gaoming County, secretary of Gaoming County Party Committee and secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

Mr. Tan Yunbiao, aged 41, was appointed an Executive Director and the General Manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University and worked in the municipal government in Zhongshan City, the PRC between 1984 to 1988. Mr. Tan joined Shan Hai and Zhongyue Tinplate in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001.

Mr. Tsang Hon Nam, aged 36, was appointed an Executive Director and the Chief Financial Officer of the Company in February 2004. He is also a director and financial controller of Shan Hai and Zhongyue Tinplate. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an Associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of The Association of Chartered Certified Accountants. Mr. Tsang joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1998. Before joining the Company, he was a deputy general manager of the finance department of GDH.

NON-EXECUTIVE DIRECTORS

Mr. Zhao Leili, aged 52, was appointed a Non-executive Director of the Company in February 2004. Mr. Zhao became a director of Guangdong Yue Gang Investment Holdings Company Limited, the ultimate holding company of the Company and an executive director of GDH in December 2001. He is also a non-executive director of a fellow subsidiary of the Company, Kingway Brewery Holdings Limited ("Kingway Brewery"). Mr. Zhao graduated from Air Force Aviation College of People's Liberation Army. Between 1969 to 2001, he worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a commander in the Air Force.

Mr. LUO Fanyu, aged 50, was appointed a Non-executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Kingway Brewery. He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery Limited. He joined GDE in

Directors' Profile

1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Zhongshan University.

Miss LIANG Jianqin, aged 41, was appointed a Non-executive Director of the Company in July 2002. Miss Liang graduated from the department of accountancy of Jinan University and holds a Master's degree in Economics. She is a Fellow of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. Miss Liang previously worked in one of the big four certified public accountancy firms. She worked for Guangdong Investment Limited in 1997 and was the general manager of the finance department of GDH. Ms. Liang is an Executive Director and the Chief Financial Officer of Kingway Brewery.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Gerard Joseph McMAHON, aged 62, was appointed an Independent Non-executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. He is also admitted as a barrister in Hong Kong. Since 1997, Mr. McMahon has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia. He was a director of Asian Capital (Corporate Finance) Limited.

Miss TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honorary), LL.B. (Hons.), Barrister-at Law*, aged 60, was appointed an Independent Non-executive Director of the Company in June 1999. She is also non-executive director of eight other Hong Kong listed companies, namely Wing On Company International Limited, Onfem Holdings Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Company Limited, eSun Holdings, Sa Sa International Holdings Limited, Titan Petrochemicals Group Limited and Nine Dragons Paper (Holdings) Limited. She is also a member of the board of the Commission for Strategic Development and Urban Renewal Authority. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC.

Mr. LI Kar Keung, Caspar, aged 53, was appointed an Independent Non-executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

SENIOR MANAGEMENT

Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam are members of the senior management of the Company.

Report of the Directors

The Directors have pleasure in submitting their report together with the audited financial statements of Guangnan (Holdings) Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing and sales of tinplates and related products, development and leasing of properties, distribution of live and fresh foodstuffs and foodstuffs trading. The Group's principal activities are mainly carried out in Hong Kong and in the Guangdong Province of the PRC.

The analysis of the Group's turnover by principal activities, the Group's operating result by business segments and by geographical segments during the financial year are respectively set out in notes 3 and 14 on the financial statements.

RESULTS AND DIVIDENDS

The Group's consolidated results for the year ended 31 December 2005 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 33 to 121.

The Directors resolved not to make the payment of an interim dividend (2004: Nil) and recommend the payment of a final dividend of 1.5 HK cents per share (2004: Nil) for the year ended 31 December 2005.

The proposed final dividend, if approved at the 2006 Annual General Meeting of the Company, is expected to be paid on 30 June 2006 to shareholders whose names appear on the register of members of the Company on 9 June 2006.

FIXED ASSETS

Details of movements in the fixed assets of the Group and the Company during the year are set out in notes 15(a) and 15(b) on the financial statements respectively.

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates as at 31 December 2005 are set out in notes 36 and 38 on the financial statements respectively.

BORROWINGS AND INTEREST CAPITALISED

Details of borrowings of the Group are set out in note 24 on the financial statements. No interest was capitalised by the Group during the year.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 27(c) on the financial statements.

RESERVES

Consolidated profits attributable to equity shareholders of the Company, before dividend, of HK$175,759,000 (2004 (restated): HK$146,616,000) have been transferred to reserves. Other movements in the reserves of the Group and the Company during the year are set out in notes 27(a) and 27(b) on the financial statements respectively.

RETIREMENT BENEFITS SCHEME

Details of the Group's retirement benefits scheme are set out in note 32 on the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2005, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

The largest supplier for the year ended 31 December 2005 represented 63.9% of the Group's total purchases (not including purchases of a capital nature), and the combined total of the five largest suppliers accounted for 74.8% of the Group's total purchases for the year.

At no time during the year have the directors, their associates or any shareholder of the Company, who to the knowledge of the Directors, owns more than 5% of the Company's share capital, had any interests in these major customers and suppliers.

PROPERTIES

Particulars of the major properties of the Group are set out on page 125.

FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Group for the past five years ended 31 December 2005 is set out on pages 126 and 128.

Report of the Directors

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

LIANG Jiang
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors

ZHAO Leili
LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

The Company has received confirmation of independence from the Independent Non-executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The Company and its Nomination Committee consider each of the Independent Non-executive Directors to be independent.

RETIREMENT AND RE-ELECTION OF DIRECTORS

In accordance with Article 101 of the Company's Articles of Association, Messrs. Tan Yunbiao and Tsang Hon Nam and Miss Liang Jianqin would retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2005, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in Rules Governing The Listing of Securities (the "Listing Rules") on the Stock Exchange were as follows:

(I) Long positions in shares

(i) *The Company*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jiang	230,000	0.026%
Zhao Leili	700,000	0.078%

(ii) *Guangdong Investment Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Liang Jianqin	200,000	0.003%

(iii) *Kingway Brewery Holdings Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Zhao Leili	300,000	0.021%
Luo Fanyu	70,000	0.005%
Liang Jianqin	46,000	0.003%

(iv) *Guangdong Tannery Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital
Luo Fanyu	70,000	0.013%

Report of the Directors

(II) Long positions in options relating to ordinary shares of the Company

Name of Director	Date of share options granted#	Number of share options: Held on 1 January 2005 '000	Number of share options: Granted during the year '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the year number of share options: Exercised '000	Lapsed '000	Cancelled '000	Number of share options held on 31 December 2005 '000
Liang Jiang	06/02/04	2,000	—	06/05/04 to 05/05/09*	10	1.582	—	—	—	2,000
Tan Yunbiao	06/02/04	1,500	—	06/05/04 to 05/05/09*	10	1.582	—	—	—	1,500

\# The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If 5 May 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 31 December 2005, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Listing Rules.

SHARE OPTION SCHEMES OF THE COMPANY

On 11 June 2004, the Company adopted a new share option scheme ("2004 Share Option Scheme") and terminated its share option scheme that was adopted on 24 August 2001 ("2001 Share Option Scheme"). Options granted prior to the termination of the 2001 Share Option Scheme remain valid until lapsed.

2001 Share Option Scheme

Pursuant to the 2001 Share Option Scheme, the exercise price of the options under the Scheme is determinable by the Directors in their discretion, but may not be less than the higher of (i) the nominal value of the shares of the Company; and (ii) 80% of the average of the closing prices per share as stated in the Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of an option.

Pursuant to the 2001 Share Option Scheme, the Directors are authorized, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. Options granted under the 2001 Share Option Scheme is exercisable within a period of 5 years commencing on the business day immediately following the expiry of 3 months after the date of grant and expiring at the close of business on the last business day of such 5 year period.

2004 Share Option Scheme

The purpose of the 2004 Share Option Scheme of the Company is to enable the Company to have a new scheme with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's Directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group. The 2004 Share Option Scheme unless otherwise terminated or amended, will remain in force for 10 years from 25 June 2004.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not exceed 30% of its shares in issue from time to time. The total number of shares which may be issued upon exercise of all options to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not in aggregate exceed 10% of the shares of the Company in issue as at the date of adopting the 2004 Share Option Scheme, but the Company may seek approval of its shareholders in a general meeting to refresh the 10% limit under the 2004 Share Option Scheme.

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each eligible participant (including both exercised and outstanding options) in any 12-month period up to the date of grant may not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting of the Company.

Report of the Directors

The grant of share options under the 2004 Share Option Scheme may be accepted within 14 days from the date of grant upon payment of a consideration of HK$1 by the grantee. The exercise period of the share options granted is determinable by the Directors of the Company, commences after a certain vesting period and ends on a date which is not more than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the Directors, but shall at least be the highest of (i) the closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options, which must be a business day; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet for the five trading days immediately preceding the date of the grant; and (iii) the nominal value of the Company's shares.

During the year, 250,000 options were lapsed under the 2001 Share Option Scheme and no options were granted under the 2004 Share Option Scheme. As at 31 December 2005, options were outstanding under the 2001 Share Option Scheme entitling the holders to subscribe for 11,790,000 shares of the Company.

As at 31 December 2005, save as disclosed in the section of "Long positions in options relating to ordinary shares of the Company", certain employees of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2001 Share Option Scheme. Each option gives the holder the right to subscribe for one share of par value HK$0.1 each of the Company. Further details are set out in note 27(c) on the financial statements.

Category	Date of share options granted#	Number of share options: Held on 1 January 2005 '000	Number of share options: Granted during the year '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the year number of share options: Exercised '000	Lapsed '000	Cancelled '000	Number of share options held on 31 December 2005 '000
Employees and other participants	24/08/01	3,350	—	26/11/01 to 25/11/06*	10	1.495	—	—	—	3,350
	06/02/04	5,190	—	06/05/04 to 05/05/09**	10	1.582	—	250	—	4,940

\# The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If 25 November 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** If 5 May 2009 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Note: The underlying shares of the outstanding share options under the 2001 Share Option Scheme as at 31 December 2005 represent 1.31% of the issued share capital of the Company.

ARRANGEMENTS TO ACQUIRE SHARES OR DEBENTURES

Except for the share options held by the Directors, at no time during the year was the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

During the year, Mr. Zhao Leili, Director of the Company, was also a director of Guangdong Yue Gang Investment Holdings Company Limited ("Yue Gang") and GDH Limited ("GDH"). Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, were also directors of GDH. GDH is a wholly-owned subsidiary of Yue Gang. Yue Gang and its subsidiaries other than the Group (the "Yue Gang Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. There may be some overlapping between the scope of the aforementioned business interests of the Yue Gang Group and that of the Group. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Group and those of the Group.

DIRECTORS' SERVICE CONTRACTS

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

TRANSACTIONS DISCLOSED IN ACCORDANCE WITH THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED

Details of the transactions disclosed in accordance with the Listing Rules are set out on pages 122 to 124.

Report of the Directors

SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2005, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name	Number of ordinary shares beneficially held	Approximate % of issued share capital	Long/short positions
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") (Note)	536,380,868	59.49%	Long position
GDH Limited ("GDH")	536,380,868	59.49%	Long position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent. direct interest in GDH.

Save as disclosed above, as at 31 December 2005, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO.

CONTRACTS OF SIGNIFICANCE WITH CONTROLLING SHAREHOLDERS OR ITS SUBSIDIARIES

In addition to the disclosures contained in the Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as set out on pages 122 to 124, the Company or its subsidiary had the following contracts of significance with GDH, the controlling shareholder of the Company, and its subsidiary.

On 25 March 2002, Zhongyue Industry Material Limited, a wholly owned subsidiary of the Company, entered into a loan agreement with Richway Resources Limited ("Richway"), a wholly owned subsidiary of GDH, for the provision by Richway of a loan in the amount of RMB50,000,000. The loan is unsecured, interest free and without fixed term of repayment. As at 31 December 2005, the loan has an outstanding balance of RMB25,000,000.

On 7 July 2004, the Company entered into a loan agreement with GDH whereby GDH agreed to provide a loan to the extent of not exceeding HK$50,000,000 to the Company upon better than normal commercial terms, without security and for a term of six months from the date of draw down. As at date of the report, the loan has not been drawn down by the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float as required under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

REVIEW OF ANNUAL RESULTS

The annual results of the Group for the year ended 31 December 2005 have been reviewed by the Audit Committee of the Company.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in auditors of the Company in any of the preceding three years.

On behalf of the Board

Liang Jiang
Chairman

Hong Kong, 19 April 2006

Corporate Governance Report

The Company and its subsidiaries (the "Group") recognizes the importance of achieving and monitoring the high standard of corporate governance consistent with the needs and requirements of its businesses and the best interest of all of its shareholders and is fully committed to doing so. It is also with the objectives in mind that the Group has applied the principles on the Code of Corporate Governance Practices (the "New CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

In the opinion of the directors of the Company (the "Directors"), the Company has met the code provisions set out in the New CG Code in the financial year ended 31 December 2005, with the exception that certain Non-executive Directors are not appointed for specific terms but they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association (the "Articles").

To ensure continuing compliance with the New CG Code, the Company has undertaken a review of the Articles. At the forthcoming 2006 annual general meeting of the Company, a special resolution will be proposed to make the necessary amendments to the Articles to bring them even more in lines with the requirements under the New CG Code.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as the code of conduct regarding Director's securities transactions. All Directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the year 2005.

BOARD OF DIRECTORS

The board of Directors of the Company ("Board") comprises three Executive Directors, being Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three Non-Executive Directors, being Messrs. Zhao Leili and Luo Fanyu and Miss Liang Jianqin, and three Independent Non-Executive Directors, being Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

The Board is responsible for the leadership and control of the Company and oversees the Group's businesses, strategic decisions and performances. The management was delegated the authority and responsibility by the Board for the day-to-day management of the Group. Major corporate matters that are specifically delegated by the Board to the management include the preparation of interim and annual reports and announcements for Board approval before publishing, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory and regulatory requirements and rules and regulations.

The Board meets regularly at an approximate quarterly interval and on other occasions when a Board decision is required on major issues. During the financial year ended 31 December 2005, the Board held eight meetings. The attendance of each Director at the meetings is as follows:

Directors	Number of Attendance
Liang Jiang	8/8
Tan Yunbiao	8/8
Tsang Hon Nam	8/8
Zhao Leili	4/8
Luo Fanyu	5/8
Liang Jianqin	3/8
Gerard Joseph McMahon	5/8
Tam Wai Chu, Maria	5/8
Li Kar Keung, Caspar	6/8

The Company has received confirmation of independence from each of the three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar in accordance with Rule 3.13 of the Listing Rules. The Board and the Nomination Committee have assessed their independence and concluded that all the Independent Non-Executive Directors are independent within the definition of the Listing Rules.

The Board members do not have any financial, business, family or other material/relevant relationships with each other. The balanced board composition also ensures that strong independence exists across the Board. The biographies of the Directors are set out in pages 10 and 11 to the annual report, which demonstrates a diversity of skills, expertise, experience and qualifications.

CHAIRMAN AND GENERAL MANAGER

The Chairman is Mr. Liang Jiang and the General Manager is Mr. Tan Yunbiao. Their roles are clearly defined and segregated to ensure independence and proper checks and balances. Mr. Liang Jiang as the Chairman has executive responsibilities, provides leadership to the Board and ensures the proper and effective functioning of the Board in the discharge of its responsibilities. Mr. Tan Yunbiao as the General Manager is accountable to the Board for the overall implementation of the Company's strategies and the co-ordination of overall business operations.

NON-EXECUTIVE DIRECTORS

Prior to enforcement of the New CG Code on 1 January 2005, the Non-executive Directors were not appointed for specific terms but they are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The Non-executive Directors who were re-elected in the 2005 annual general meeting hold office for a term of approximately three years until they become due to retire by rotation in accordance with the Articles. The Company has taken steps to amend the Articles to ensure that the Non-executive Directors will be subject to retirement by rotation at least once in every three years.

REMUNERATION OF DIRECTORS

The Company established a compensation committee (the "Compensation Committee") in 1999 and its terms of reference were amended in June 2005 to bring it in line with the New CG Code. The authority and duties of the Remuneration Committee are as follows:

Authority

1. The Compensation Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Compensation Committee.

2. The Compensation Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. The Compensation Committee should consult the chairman and/or general manager about their proposals relating to the remuneration of other executive directors and have access to professional advice if it considers this to be necessary.

2. To make recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration.

3. To have the delegated responsibility to determine the specific remuneration packages of all executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of non-executive directors. The Committee should consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the directors, employment conditions elsewhere in the Group and desirability of performance-based remuneration.

4. To review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time.

5. To review and approve the compensation payable to executive directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company.

6. To review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate.

7. To make recommendations to the Board concerning officer and/or employee share option or incentive schemes or the like, or other forms of profit-sharing arrangements of the Group which might be devised to reward management or other employees over and above normal salary and bonuses.

8. Supervising the policy relating to, and the management and care of the Company's retirement, provident or superannuating funds.

9. To ensure that no director or any of his associates is involved in deciding his own remuneration.

The Compensation Committee comprises the Chairman of the Board, Mr. Liang Jiang, Executive Director and General Manager, Mr. Tan Yunbiao, and the three Independent Non-executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Li Kar Keung, Caspar is the chairman of the Compensation Committee.

Corporate Governance Report

The Compensation Committee shall meet at least twice a year. During the year ended 31 December 2005, the Compensation Committee held two meetings to review the annual remuneration package and performance bonuses for the Executive Directors and the management of the Company. The attendance of each member of the Compensation Committee at the meetings is as follows:

Directors	Number of Attendance
Liang Jiang	2/2
Tan Yunbiao	2/2
Gerard Joseph McMahon	2/2
Tam Wai Chu, Maria	1/2
Li Kar Keung, Caspar	2/2

Details of the Directors' remuneration are set out in note 9 to the financial statements.

NOMINATION OF DIRECTORS

The Nomination Committee is responsible for identifying suitable and qualified individuals to become board member and make recommendation on appointment and reappointment of directors. The Board is responsible for considering and approving the appointment of directors with a view to appoint to the Board suitable individuals with the relevant expertise and experience to enhance the constitution of a strong and diverse Board and to contribute to the functioning of the Board through their continuous participation.

The Company established a nomination committee (the "Nomination Committee") in 2005. The authority and duties of the Nomination Committee are as follows:

Authority

1. The Nomination Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Nomination Committee.

2. The Nomination Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To review the structure, size and composition (including the skills, knowledge and experience) of the Board on a regular basis and make recommendations to the Board regarding any proposed changes.

2. To identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships.

3. To assess the independence of Independent Non-executive Directors, having regard to the requirements under the Listing Rules.

4. To make recommendations to the Board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors in particular the chairman and the general manager.

The Nomination Committee comprises the Chairman of the Board, Mr. Liang Jiang, and the three Independent Non-executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Liang Jiang is the chairman of the Nomination Committee.

The Nomination Committee shall meet at least once a year. During the financial year ended 31 December 2005, the Nomination Committee met once to review the structure, size and composition of the Board. The attendance of each member of the Nomination Committee at the meeting is as follows:

Directors	Number of Attendance
Liang Jiang	1/1
Gerard Joseph McMahon	1/1
Tam Wai Chu, Maria	1/1
Li Kar Keung, Caspar	1/1

Corporate Governance Report

AUDITORS' REMUNERATION

The remuneration of the Company's auditors, Messrs. KPMG, in respect of services rendered during the financial year ended 31 December 2005 is set out as follows:

Services rendered	**Fee** HK$'000
Audit of final results	1,480
Review of interim results	480
Review of capital reorganisation	420
Review of continuing connected transactions	42
	2,422

AUDIT COMMITTEE

The Audit Committee (the "Audit Committee") of the Company was established in 1999 and its terms of reference were amended in June 2005 to bring it in line with the New CG Code. The authority and duties of the Audit Committee are as follows:

Authority

1. The Audit Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Audit Committee.

2. The Audit Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To be primarily responsible for making recommendation to the Board on the appointment, re-appointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor.

2. To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standard. The Audit Committee should discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences.

3. To develop and implement policy on the engagement of an external auditor to supply non-audit services. For this purpose, external auditor shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally. The Audit Committee should report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

4. To monitor integrity of financial statements of the Company and the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In this regard, in reviewing the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports before submission to the Board, the Audit Committee should focus particularly on:

   (a) Any changes in accounting policies and practices;

   (b) Major judgmental areas;

   (c) Significant adjustments resulting from audit;

   (d) The going concern assumptions and any qualifications;

   (e) Compliance with accounting standards; and

   (f) Compliance with the Listing Rules and other legal requirements in relation to financial reporting.

5. In regard to 4 above:

   (a) Members of the Audit Committee must liaise with the Board, senior management and the person appointed as the Company's qualified accountant and the Audit Committee must meet, at least once a year, with the Company's auditors; and

   (b) The Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by the issuer's qualified accountant, compliance officer or auditors.

Corporate Governance Report

6. To review the Group's financial controls, internal control and risk management systems.

7. To discuss with the management the system of internal control and ensure that management has discharged its duty to have an effective internal control system.

8. To consider any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response.

9. Where an internal audit function exists, to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of the internal audit function.

10. To review the Group's financial and accounting policies and practices.

11. To review the external auditor's management letter, any material queries raised by the auditor to management in respect of the accounting records, financial accounts or systems of control and management's response.

12. To ensure that the Board will provide a timely response to the issues raised in the external auditor's management letter.

13. To report to the Board on the matters set out in the provision herein.

14. To consider other topics as defined by the Board.

The Audit Committee comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Gerard Joseph McMahon is the chairman of the Audit Committee.

The Audit Committee shall meet at least four times a year. During the financial year ended 31 December 2005, the Audit Committee held eight meetings, inter alia, to review the 2004 annual results and the 2005 interim results of the Group. The Audit Committee focuses not only on the impact of the changes in accounting policies and practices but also on the compliance with accounting standards, the Listing Rules and the legal requirements in the review of the Company's financial results. It also focuses on the Group's systems of internal control. The Audit Committee met the external auditors three times (out of which one time without the presence of the management) during the financial year ended 31 December 2005 to discuss any areas of concerns. The attendance of each member of the Audit Committee of the meetings is as follows:

Directors	Number of Attendance
Gerard Joseph McMahon	8/8
Tam Wai Chu, Maria	7/8
Li Kar Keung, Caspar	8/8

OTHER DISCLOSURES

The Directors have acknowledged their responsibility for preparing all information and representations contained in the financial statements of the Company for the year ended 31 December 2005. The Directors consider that the financial statements have been prepared in conformity with the generally accepted accounting standards in Hong Kong, and reflect amounts that are based on the best estimates and reasonable, informed and prudent judgment of the Board and management with an appropriate consideration to materiality. The Directors are not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Company's ability to continue as a going concern. Accordingly, the Directors have prepared the financial statements of the Company on a going concern basis. The Directors have reviewed and are satisfied with the effectiveness of the Group's systems of internal control.

Auditors' Report

Auditors' report to the shareholders of
Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 33 to 121 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005, and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 19 April 2006

Consolidated Profit and Loss Account

For the year ended 31 December 2005 (Expressed in Hong Kong dollars)

	Note	2005 $'000	2004 (restated) $'000
Continuing operations			
Turnover	3,14	**921,217**	681,875
Cost of sales		**(798,270)**	(565,521)
Gross profit		**122,947**	116,354
Net valuation gains on investment properties		**20,497**	14,287
Other revenue	4	**11,939**	13,531
Other net income	4	**3,316**	219
Distribution costs		**(15,010)**	(12,116)
Administrative expenses		**(42,367)**	(41,037)
Other operating expenses		**(456)**	(1,672)
Profit from operations		**100,866**	89,566
Non-operating income	6	**59,746**	76,306
Finance costs	7(a)	**(396)**	(547)
Share of profits less losses of associates		**20,315**	25,477
Profit before taxation	7	**180,531**	190,802
Income tax	8(a)	**(736)**	(28,536)
Profit for the year from continuing operations		**179,795**	162,266
Discontinued operations			
Loss for the year from discontinued operations	5	**—**	(9,674)
Profit for the year		**179,795**	152,592
Attributable to:			
Equity shareholders of the Company	27(a)	**175,759**	146,616
Minority interests	27(a)	**4,036**	5,976
Profit for the year		**179,795**	152,592
Dividend payable to equity shareholders of the Company attributable to the year:			
Final dividend proposed after the balance sheet date	12	**13,524**	—
Earnings per share	13		
Basic		**19.5 cents**	16.3 cents
Diluted		**N/A**	N/A

The notes on pages 42 to 121 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2005 (Expressed in Hong Kong dollars)

	Note	2005 $'000	2004 (restated) $'000
Non-current assets			
Fixed assets			
— Investment properties		**207,496**	184,298
— Other property, plant and equipment		**167,580**	125,616
— Interest in leasehold land held for own use under operating leases		**59,330**	60,894
	15(a)	**434,406**	370,808
Interest in associates	17	**176,003**	169,689
Other non-current financial assets	18	**46**	202
		610,455	540,699
Current assets			
Trading securities	19	**3,059**	3,200
Inventories	21	**236,259**	30,707
Trade and other receivables	22	**291,986**	120,079
Cash and cash equivalents	23	**96,871**	293,383
		628,175	447,369
Current liabilities			
Interest-bearing borrowings	24	**—**	7,851
Proceeds from banks on discounted bills	24	**26,991**	—
Trade and other payables	25	**200,604**	170,127
Current taxation	20(a)	**19,602**	14,556
		247,197	192,534
Net current assets		**380,978**	254,835
Total assets less current liabilities		**991,433**	795,534

Consolidated Balance Sheet

At 31 December 2005 (Expressed in Hong Kong dollars)

	Note	**2005** **$'000**	2004 (restated) $'000
Non-current liabilities			
Deferred tax liabilities	20(b)	**12,217**	9,833
Net assets		**979,216**	785,701
Capital and reserves			
Share capital	27(c)	**450,792**	901,583
Reserves		**499,090**	(140,668)
Total equity attributable to equity shareholders of the Company	27(a)	**949,882**	760,915
Minority interests	27(a)	**29,334**	24,786
Total equity		**979,216**	785,701

Approved and authorised for issue by the board of directors on 19 April 2006.

Tan Yunbiao
Director

Tsang Hon Nam
Director

The notes on pages 42 to 121 form part of these financial statements.

Balance Sheet

At 31 December 2005 (Expressed in Hong Kong dollars)

	Note	2005 $'000	2004 $'000
Non-current assets			
Fixed assets			
— Investment properties		**97,000**	78,200
— Other property, plant and equipment		**1,039**	1,290
	15(b)	**98,039**	79,490
Interest in subsidiaries	16	**373,617**	326,658
Interest in associates	17	**169,258**	169,258
Other non-current financial assets	18	**46**	202
		640,960	575,608
Current assets			
Trading securities	19	**3,059**	3,200
Trade and other receivables	22	**20,015**	24,810
Cash and cash equivalents	23	**12,294**	17,860
		35,368	45,870
Current liabilities			
Trade and other payables	25	**10,915**	21,778
Amounts due to subsidiaries		**7,878**	13,169
		18,793	34,947
Net current assets		**16,575**	10,923
Net assets		**657,535**	586,531
Capital and reserves			
Share capital	27(c)	**450,792**	901,583
Reserves		**206,743**	(315,052)
Total equity	27(b)	**657,535**	586,531

Approved and authorised for issue by the board of directors on 19 April 2006.

Tan Yunbiao
Director

Tsang Hon Nam
Director

The notes on pages 42 to 121 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005 (Expressed in Hong Kong dollars)

	Note	2005 $'000	2005 $'000	2004 (restated) $'000	2004 (restated) $'000
Total equity at 1 January					
As previously reported:					
— attributable to equity shareholders of the Company	27(a)	**767,010**		619,495	
— minority interests	27(a)	**25,107**		20,384	
		792,117		639,879	
Prior year adjustments arising from changes in accounting policies	27(a)	**(6,416)**		(4,372)	
At 1 January, after prior year adjustments	27(a)		**785,701**		635,507
Net income recognised directly in equity:					
Exchange differences on translation of:					
— financial statements of subsidiaries outside Hong Kong	27(a)		**10,174**		2
Surplus on revaluation of investment properties, net of deferred tax:					
As previously reported:					
— attributable to equity shareholders of the Company				16,300	
— minority interests				33	
				16,333	
Prior year adjustments arising from changes in accounting policies under HKAS 40				(16,333)	
Surplus on revaluation of investment properties, net of deferred tax (2004: as restated)			**—**		—
Reserves realised upon liquidation of a subsidiary	27(a)		**(38)**		—
Reserves realised upon disposal of discontinued operations	27(a)		**—**		(978)
Reserve realised upon disposal of an associate	27(a)		**—**		(236)
Share of associates' reserves	27(a)		**3,609**		133
Net income for the year recognised directly in equity (2004: as restated)			**13,745**		(1,079)

Consolidated Statement of Changes in Equity

For the year ended 31 December 2005 (Expressed in Hong Kong dollars)

		2005		2004 (restated)	
	Note	**$'000**	**$'000**	$'000	$'000
Net profit for the year:					
As previously reported:	2(a)(i)				
— attributable to equity shareholders of the Company				132,248	
— minority interests				6,080	
				138,328	
Prior year adjustments arising from changes in accounting policies	2(a)(i)			14,264	
Net profit for the year (2004: as restated)	27(a), 2(a)(i)		**179,795**		152,592
Total recognised income and expenses for the year (2004: as restated)			**193,540**		151,513
Attributable to:					
Equity shareholders of the Company		**175,759**		145,573	
Minority interests		**4,036**		5,940	
		179,795		151,513	
Dividends declared to minority shareholders	27(a)		**(2,232)**		(5,944)
Transfer from other reserves shared by minority shareholders	27(a)		**—**		(1,223)
Contribution by minority shareholders	27(a)		**2,207**		5,848
Total equity at 31 December			**979,216**		785,701
Restatements of total recognised income and expense for the year are attributable to:					
Equity shareholders of the Company					(1,932)
Minority interests					(137)
					(2,069)
Arising from restatements of:					
Net income recognised directly in equity					(16,333)
Net profit for the year					14,264
					(2,069)

The notes on pages 42 to 121 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2005 (Expressed in Hong Kong dollars)

	Note	2005 $'000	2005 $'000	2004 (restated) $'000	2004 (restated) $'000
Operating activities					
Profit for the year		**179,795**		152,592	
Adjustments for:					
— Finance costs		**396**		697	
— Interest income		**(3,912)**		(3,726)	
— Dividends from listed securities		**(235)**		(235)	
— Net realised and unrealised loss on trading securities		**141**		47	
— Net valuation gains on investment properties		**(20,497)**		(14,287)	
— Provision for diminution in value of other non-current financial assets		**156**		338	
— Net gain on disposal of an associate		**—**		(83)	
— Net loss/(gain) on disposal of fixed assets		**242**		(243)	
— Write-back of liabilities		**(42,740)**		(76,223)	
— Net gain on liquidation of subsidiaries		**(45)**		—	
— Net loss on disposal of discontinued operations	5	**—**		11,793	
— Write-back of provision for bad debts		**(355)**		(2,251)	
— Recovery of bad debts		**(17,006)**		—	
— Depreciation		**8,077**		4,558	
— Amortisation of land lease premium		**1,774**		1,754	
— Share of profits less losses of associates		**(20,315)**		(25,477)	
— Income tax	8(a)	**736**		28,853	
— Foreign exchange gain		**(1,762)**		—	
Operating profit before changes in working capital carried forward		**84,450**		78,107	

Consolidated Cash Flow Statement

For the year ended 31 December 2005 (Expressed in Hong Kong dollars)

	Note	2005 $'000	2005 $'000	2004 (restated) $'000	2004 (restated) $'000
Operating profit before changes in working capital brought forward		**84,450**		78,107	
(Increase)/decrease in inventories		**(205,552)**		628	
(Increase)/decrease in trade debtors, bills and other receivables, deposits and prepayments		**(108,539)**		25,623	
Decrease in amounts due from fellow subsidiaries		**122**		5,049	
Decrease in amounts due from related companies		**—**		33	
(Increase)/decrease in amounts due from associates		**(63)**		10,483	
Increase/(decrease) in trade creditors, other payables and accrued charges		**61,375**		(35,681)	
Decrease in amounts due to related companies		**—**		(1,820)	
Decrease in amounts due to holding companies and fellow subsidiaries		**(243)**		(23,115)	
Decrease in amounts due to associates		**—**		(2,387)	
Decrease/(increase) in restricted cash deposits against legal claims	23	**4,634**		(4,634)	
Cash (used in)/generated from operations		**(163,816)**		52,286	
Interest received		**4,515**		3,106	
Interest paid		**(396)**		(113)	
Hong Kong Profits Tax refunded		**—**		3,021	
Hong Kong Profits Tax paid		**(1,763)**		(1,843)	
PRC income tax refunded		**19,874**		—	
PRC income tax paid		**(11,672)**		(13,438)	
Net cash (used in)/generated from operating activities			**(153,258)**		43,019

Consolidated Cash Flow Statement

For the year ended 31 December 2005 (Expressed in Hong Kong dollars)

	Note	2005 $'000	2005 $'000	2004 (restated) $'000	2004 (restated) $'000
Investing activities					
Payment for purchase of fixed assets		**(89,166)**		(13,742)	
Proceeds on sales of an associate		**—**		400	
Dividends received from listed securities		**235**		235	
Dividends received from associates		**17,962**		565	
Proceeds on disposal of fixed assets		**423**		739	
Net cash inflow from disposal of discontinued operations	28(b)	**—**		3,542	
Net cash used in investing activities			**(70,546)**		(8,261)
Financing activities					
Dividend paid		**(475)**		(466)	
Repayment of proceeds from banks on discounted bills		**(43,991)**		—	
Proceeds from banks on discounted bills		**70,982**		—	
Repayment of bank borrowings		**—**		(2,817)	
Proceeds from new bank borrowings		**—**		2,817	
Net cash generated from/(used in) financing activities			**26,516**		(466)
(Decrease)/increase in cash and cash equivalents			**(197,288)**		34,292
Cash and cash equivalents at 1 January			**288,749**		254,457
Effect of foreign exchange rate changes			**5,410**		—
Cash and cash equivalents at 31 December	23		**96,871**		288,749

The notes on pages 42 to 121 form part of these financial statements.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005.

With effect from 1 January 2004, the Group has early adopted HKFRS 3 "Business Combinations", HKAS 36 "Impairment of assets" and HKAS 38 "Intangible assets" in the financial statements for the year ended 31 December 2004. Other than the above, information on the changes in accounting policies resulting from initial application of the remaining new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 2.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

— investment property (see note 1(f)); and

— financial instruments classified as trading securities (see note 1(e)).

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Basis of preparation of the financial statements (Continued)

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(c) Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half the voting power or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Subsidiaries and controlled entities (Continued)

Where losses applicable to the minority exceed the minority's interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)(ii)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

(d) Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)). The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit and loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1(i)(ii)), unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(i)(i)).

Investments are recognised/derecognised on the date the Group and/or the Company commits to purchase/sell the investments or they expire.

(f) Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(h)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(r)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(h)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(h).

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Other property, plant and equipment

The following items of fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(i)(ii));

- buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 1(h)); and
- other items of plant and equipment.

The cost of self-constructed items of fixed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificate by the appropriate authorities.

No depreciation is provided in respect of construction in progress. Upon completion and commissioning for operation, depreciation will be provided at the appropriate rates specified below.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal. Any related revaluation surplus is transferred from the revaluation reserve to retained profits.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Other property, plant and equipment (Continued)

Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

— Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.

— Leasehold improvements	20% to 50% per annum
— Plant and machinery, furniture, fixtures and equipment	10% to 20% per annum
— Motor vehicles	20% per annum

Where parts of an item of property, plant and equipment have different useful lives, each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Leased assets

(i) *Classification of assets leased to the Group*

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership are classified as operating leases, with the following exceptions:

— property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as an investment property, is accounted for as if held under a finance lease (see note 1(f)); and

— land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Leased assets (Continued)

(ii) *Operating lease charges*

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of land held for own use under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property.

(i) Impairment of assets

(i) *Impairment of investments in equity securities, trade and other receivables*

Investments in equity securities, trade and other current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreased. Impairment losses for equity securities are not reversed.

— For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Impairment of assets (Continued)

(i) *Impairment of investments in equity securities, trade and other receivables (Continued)*

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

— For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— other property, plant and equipment;

— pre-paid interests in leasehold land classified as being held under an operating lease;

— investments in subsidiaries and associates (except for those classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Impairment of assets (Continued)

(ii) *Impairment of other assets (Continued)*

If any such indication exists, the asset's recoverable amount is estimated.

— *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— *Recognition of impairment losses*

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— *Reversals of impairment losses*

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 1(i)(i)).

(l) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of the borrowings using the effective interest method.

(m) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(o) Employee benefits

(i) *Short term employee benefits and contributions to defined contribution retirement plans*

Salaries, annual bonuses, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees, except to the extent that they are included in cost of inventories not yet recognised as an expense. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Further information on the Group's contribution to retirement benefit schemes is set out in note 32.

(ii) *Share based payments*

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Employee benefits (Continued)

(ii) *Share based payments (Continued)*

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii) *Termination benefits*

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(p) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Income tax (Continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Income tax (Continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) *Sale of goods*

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Dividends*

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(iv) *Interest income*

Interest income is recognised as it accrues using the effective interest method.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Hong Kong dollars at the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(t) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred.

(u) Discontinued operations

A discontinued operation is a component of the Group's business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. It also occurs when the operation is abandoned.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Discontinued operations (Continued)

Where an operation is classified as discontinued, a single amount is presented on the face of the profit and loss account, which comprises:

— the post-tax profit or loss of the discontinued operation; and

— the post-tax gain or loss recognised on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal group(s) constituting the discontinued operation.

(v) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w) Segment reporting (Continued)

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

2 CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group and/or Company after the adoption of these new and revised HKFRSs have been summarised in note 1. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 35).

(a) Restatement of prior year and opening balances

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated profit and loss account and balance sheet and the Company's balance sheet and other significant related disclosure items as previously reported for the year ended 31 December 2004. The effects of the changes in accounting policies on the balances at 1 January 2004 and 2005 are disclosed in note 27.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(a) Restatement of prior year and opening balances (Continued)

(i) *Effect on the consolidated financial statements*

Consolidated profit and loss account for the year ended 31 December 2004

	2004 (as previously reported) $'000	Effect of new policy (increase/(decrease) in profit for the year) HKAS 1 (note 2(e)) $'000	HKAS 17 (note 2(f)) $'000	HKAS 40 (note 2(h)) $'000	Sub-total $'000	2004 (as restated) $'000
Continuing operations						
Turnover	828,349	(146,474)	—	—	(146,474)	681,875
Cost of sales	(701,093)	136,218	—	(646)	135,572	(565,521)
Gross profit	127,256	(10,256)	—	(646)	(10,902)	116,354
Net valuation gains on investment properties	—	—	—	14,287	14,287	14,287
Other revenue	13,649	(118)	—	—	(118)	13,531
Other net income	219	—	—	—	—	219
Distribution costs	(13,302)	1,186	—	—	1,186	(12,116)
Administrative expenses	(43,444)	2,407	—	—	2,407	(41,037)
Other operating expenses	(5,867)	4,195	—	—	4,195	(1,672)
Profit from operations	78,511	(2,586)	—	13,641	11,055	89,566
Net loss on disposal of discontinued operations	(11,793)	11,793	—	—	11,793	—
Non-operating income	76,306	—	—	—	—	76,306
Finance costs	(697)	150	—	—	150	(547)
Share of profits less losses of associates	27,252	(1,775)	—	—	(1,775)	25,477
Profit before taxation	169,579	7,582	—	13,641	21,223	190,802
Income tax	(31,251)	2,092	—	623	2,715	(28,536)
Profit for the year from continuing operations	138,328	9,674	—	14,264	23,938	162,266
Discontinued operations						
Loss for the year from discontinued operations	—	(9,674)	—	—	(9,674)	(9,674)
Minority interests	(6,080)	5,976	—	104	6,080	—
Profit for the year	132,248	5,976	—	14,368	20,344	152,592

(Expressed in Hong Kong dollars)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(a) Restatement of prior year and opening balances (Continued)

(i) *Effect on the consolidated financial statements (Continued)*

Consolidated profit and loss account for the year ended 31 December 2004 (Continued)

	2004 (as previously reported) $'000	Effect of new policy (increase/(decrease) in profit for the year) HKAS 1 (note 2(e)) $'000	HKAS 17 (note 2(f)) $'000	HKAS 40 (note 2(h)) $'000	Sub-total $'000	2004 (as restated) $'000
Attributable to:						
Equity shareholders of the Company	132,248	—	—	14,368	14,368	146,616
Minority interests	—	5,976	—	—	5,976	5,976
Profit for the year	132,248	5,976	—	14,368	20,344	152,592
Earnings per share						
Basic (note a)	14.7 cents	—	—	1.6 cents	1.6 cents	16.3 cents
Diluted	N/A	N/A	N/A	N/A	N/A	N/A
Other significant disclosure items:						
Depreciation	5,696	—	(1,754)	616	(1,138)	4,558
Amortisation of land lease premium	—	—	1,754	—	1,754	1,754

(note a): Pursuant to the share consolidation of the Company from ten ordinary shares of nominal value of $0.05 each into one ordinary share of nominal value of $0.50 each in December 2005, the basic earnings per share has been adjusted accordingly.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(a) Restatement of prior year and opening balances (Continued)

(i) *Effect on the consolidated financial statements (Continued)*

Consolidated balance sheet at 31 December 2004

	2004 (as previously reported) $'000	Effect of new policy (increase/(decrease) in net assets) HKAS 1 (note 2(e)) $'000	HKAS 17 (note 2(f)) $'000	HKAS 40 (note 2(h)) $'000	Sub-total $'000	2004 (as restated) $'000
Non-current assets						
Investment properties	200,960	—	—	(16,662)	(16,662)	184,298
Other property, plant and equipment	178,548	—	(60,894)	7,962	(52,932)	125,616
Interest in leasehold land held for own use under operating leases	—	—	60,894	—	60,894	60,894
Interest in associates	169,689	—	—	—	—	169,689
Other non-current financial assets	202	—	—	—	—	202
	549,399	—	—	(8,700)	(8,700)	540,699
Current assets	447,369	—	—	—	—	447,369
Current liabilities	(192,534)	—	—	—	—	(192,534)
Net current assets	254,835	—	—	—	—	254,835
Total assets less current liabilities	804,234	—	—	(8,700)	(8,700)	795,534
Non-current liabilities						
Deferred tax liabilities	(12,117)	—	—	2,284	2,284	(9,833)
Minority interests	(25,107)	25,107	—	—	25,107	—
NET ASSETS	767,010	25,107	—	(6,416)	18,691	785,701
CAPITAL AND RESERVES						
Attributable to equity shareholders of the Company						
Share capital	901,583	—	—	—	—	901,583
Share premium	1,747,098	—	—	—	—	1,747,098
Capital redemption reserve	971	—	—	—	—	971
Capital reserve	48,814	—	—	—	—	48,814
Exchange reserve	(985)	—	—	37	37	(948)
Investment properties revaluation reserve	36,900	—	—	(36,900)	(36,900)	—
Other reserves	1,450	—	—	—	—	1,450
Accumulated losses	(1,968,821)	—	—	30,768	30,768	(1,938,053)
	767,010	—	—	(6,095)	(6,095)	760,915
Attributable to minority interests	—	25,107	—	(321)	24,786	24,786
	767,010	25,107	—	(6,416)	18,691	785,701

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(a) Restatement of prior year and opening balances (Continued)

(ii) *Effect on the Company's balance sheet*

Balance sheet at 31 December 2004

	2004 (as previously reported) $'000	Effect of new policy (increase/(decrease) in net assets) HKAS 40 (note 2(h)) $'000	2004 (as restated) $'000
NET ASSETS	586,531	—	586,531
CAPITAL AND RESERVES			
Share capital	901,583	—	901,583
Share premium	1,747,098	—	1,747,098
Capital redemption reserve	971	—	971
Capital reserve	48,157	—	48,157
Investment properties revaluation reserve	28,300	(28,300)	—
Accumulated losses	(2,139,578)	28,300	(2,111,278)
	586,531	—	586,531

(b) Estimated effect of changes in accounting policies on the current year

The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account and balance sheet and the Company's balance sheet and other significant related disclosure items for the year ended 31 December 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(b) Estimated effect of changes in accounting policies on the current year (Continued)

(i) *Estimated effect on the consolidated financial statements*

Estimated effect on the consolidated profit and loss account for the year ended 31 December 2005:

	Estimated effect of new policy (increase/ (decrease) in profit for the year)			
	HKAS 1 (note 2(e)) $'000	HKAS 17 (note 2(f)) $'000	HKAS 40 (note 2(h)) $'000	Total $'000
Continuing operations				
Turnover	—	—	—	—
Cost of sales	—	—	(852)	(852)
Gross profit	—	—	(852)	(852)
Net valuation gains on investment properties	—	—	20,497	20,497
Other revenue	—	—	—	—
Other net income	—	—	—	—
Distribution costs	—	—	—	—
Administrative expenses	—	—	—	—
Other operating expenses	—	—	—	—
Profit from operations	—	—	19,645	19,645
Non-operating income	—	—	—	—
Finance costs	—	—	—	—
Share of profits less losses of associates	(7,102)	—	—	(7,102)
Profit before taxation	(7,102)	—	19,645	12,543
Income tax	7,102	—	(343)	6,759
Profit for the year from continuing operations	—	—	19,302	19,302
Minority interests	4,036	—	(25)	4,011
Profit for the year	4,036	—	19,277	23,313
Attributable to:				
Equity shareholders of the Company	—	—	19,277	19,277
Minority interests	4,036	—	—	4,036
Profit for the year	4,036	—	19,277	23,313
Earnings per share				
Basic	—	—	2.1 cents	2.1 cents
Diluted	N/A	N/A	N/A	N/A
Other significant disclosure items:				
Depreciation	—	(1,774)	852	(922)
Amortisation of land lease premium	—	1,774	—	1,774

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(b) Estimated effect of changes in accounting policies on the current year (Continued)

(i) *Estimated effect on the consolidated financial statements (Continued)*

Estimated effect on the consolidated balance sheet at 31 December 2005:

	Estimated effect of new policy (increase/(decrease) in net assets)			
	HKAS 17 (note 2(f)) $'000	HKAS 32 & 39 (note 2(g)) $'000	HKAS 40 (note 2(h)) $'000	Total $'000
Non-current assets				
Investment properties	—	—	(15,882)	(15,882)
Other property, plant and equipment	(59,330)	—	7,281	(52,049)
Interest in leasehold land held for own use under operating leases	59,330	—	—	59,330
Interest in associates	—	—	—	—
Other non-current financial assets	—	—	—	—
	—	—	(8,601)	(8,601)
Current assets				
Inventories	—	—	—	—
Trade and other receivables	—	26,991	—	26,991
	—	26,991	—	26,991
Current liabilities				
Proceeds from banks on discounted bills	—	(26,991)	—	(26,991)
Trade and other payables	—	—	—	—
Net current assets	—	—	—	—
Total assets less current liabilities	—	—	(8,601)	(8,601)
Non-current liabilities				
Deferred tax liabilities	—	—	1,918	1,918
	—	—	1,918	1,918
NET ASSETS	—	—	(6,683)	(6,683)

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(b) Estimated effect of changes in accounting policies on the current year (Continued)

(i) *Estimated effect on the consolidated financial statements (Continued)*

Estimated effect on the consolidated balance sheet at 31 December 2005: (Continued)

	Estimated effect of new policy (increase/(decrease) in net assets)			
	HKAS 17 (note 2(f)) $'000	HKAS 32 & 39 (note 2(g)) $'000	HKAS 40 (note 2(h)) $'000	Total $'000
CAPITAL AND RESERVES				
Effect attributable to equity shareholders of the Company				
Share capital	—	—	—	—
Share premium	—	—	—	—
Capital redemption reserve	—	—	—	—
Capital reserve	—	—	—	—
Exchange reserve	—	—	(145)	(145)
Investment properties revaluation reserve	—	—	(56,305)	(56,305)
Other reserves	—	—	—	—
Retained profits	—	—	50,101	50,101
	—	—	(6,349)	(6,349)
Effect attributable to minority interests	—	—	(334)	(334)
	—	—	(6,683)	(6,683)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(b) Estimated effect of changes in accounting policies on the current year (Continued)

(i) *Estimated effect on the consolidated financial statements (Continued)*

Estimated effect on net income recognised directly in consolidated equity for the year ended 31 December 2005:

	Estimated effect of new policy (increase/ (decrease) in equity)	
	HKAS 40 (note 2(h)) $'000	Total $'000
For the year ended 31 December 2005		
Attributable to equity shareholders of the Company	19,393	19,393
Minority interests	31	31
Total equity	19,424	19,424

(ii) *Estimated effect on the Company's balance sheet*

Estimated effect on the balance sheet at 31 December 2005:

	Estimated effect of new policy (increase/ (decrease) in net assets)	
	HKAS 40 (note 2(h)) $'000	Total $'000
NET ASSETS	—	—
CAPITAL AND RESERVES		
Effect attributable to equity shareholders of the Company		
Share capital	—	—
Share premium	—	—
Capital redemption reserve	—	—
Capital reserve	—	—
Investment properties revaluation reserve	(47,100)	(47,100)
Retained profits	47,100	47,100
	—	—

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(b) Estimated effect of changes in accounting policies on the current year (Continued)

(ii) *Estimated effect on the Company's balance sheet (Continued)*

Estimated effect on net income recognised directly in the Company's equity for the year ended 31 December 2005:

	Estimated effect of new policy (increase/ (decrease) in equity) HKAS 40 (note 2(h)) $'000
For the year ended 31 December 2005	**(18,800)**

(c) Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares of the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1 January 2005, in order to comply with HKFRS 2, the Group has adopted a new policy for employee share options. Under the new policy, the Group recognises the fair value of such share options as an expense with a corresponding increase recognised in a capital reserve within equity. Further details of the new policy are set out in note 1(o)(iii).

The new accounting policy has been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to the following grants of options:

(a) all options granted to employees on or before 7 November 2002; and

(b) all options granted to employees after 7 November 2002 but which had vested before 1 January 2005.

All the options granted by the Company fall within the above two categories. This change in accounting policy has no impact on the results of the Group for the years ended 31 December 2004 and 2005.

Details of the employee share option scheme are set out in note 26.

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(d) Discontinued operations (HKFRS 5, Non-current assets held for sale and discontinued operations)

With effect from 1 January 2005, in order to comply with HKFRS 5, the Group is required to classify operations as discontinued when the classification criteria as held for sale have been met or the Group has disposed of the operation. Held for sale is when the carrying amount of an operation will be recovered principally through a sale transaction and not through continuing use.

The new accounting policy has no impact on the financial statements for the years ended 31 December 2004 and 2005. However, the presentation of the comparative information has been reclassified as set out in note 2(e)(iii).

(e) Changes in presentation (HKAS 1, Presentation of financial statements)

(i) *Presentation of shares of associates' taxation (HKAS 1, Presentation of financial statements)*

In prior years, the Group's share of taxation of associates accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1 January 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associates accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated as shown in note 2(a).

(ii) *Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)*

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to shareholders (the equity shareholders of the Company).

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company. Further details of the new policy are set out in note 1(c). These changes in presentation have been applied retrospectively with comparatives restated as shown in note 2(a).

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(e) Changes in presentation (HKAS 1, Presentation of financial statements) (Continued)

(iii) *Presentation of discontinued operations (HKAS 1, Presentation of financial statements and HKFRS 5, Non-current assets held for sale and discontinued operations)*

In prior years, the profit or loss of discontinued operations was included as part of the Group's consolidated profit and loss account. Any pre-tax gain or loss recognised on the disposal of assets or settlement of liabilities attributable to the discontinued operations and the related income tax were presented in the consolidated profit and loss separately.

With effect from 1 January 2005, in order to comply with HKAS 1 and HKFRS 5, the Group has changed its accounting policy relating to presentation of discontinued operations. Under the new policy, a single amount is presented on the face of the profit and loss account as profit or loss for the year from discontinued operations with an analysis disclosed in the notes on the financial statements. Further details of the new policy are set out in note 1(u). These changes in presentation have been applied retrospectively with comparatives restated as shown in note 2(a).

(f) Leasehold land and buildings held for own use (HKAS 17, Leases)

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and accumulated impairment losses.

With effect from 1 January 2005, in order to comply with HKAS 17, the Group has adopted a new policy for leasehold land and buildings held for own use. Under the new policy, the leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

Further details of the new policy are set out in notes 1(g) and (h). Any buildings held for own use which are situated on such land leases continue to be presented as part of other property, plant and equipment.

The above new accounting policy has been adopted retrospectively. The adjustments for each financial statement line item affected for the years ended 31 December 2004 and 2005 are set out in note 2(a) and 2(b).

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(g) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from 1 January 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments to those as set out in notes 1(e), (i) and (k) to (m). Further details of the changes are as follows:

(i) *Investments in equity securities*

In prior years, equity investments held on a continuing basis for an identifiable long-term purpose were classified as investment securities and stated at cost less provision. Other investments in securities (including those held for trading and for non-trading purposes) were stated at fair value with changes in fair value recognised in profit or loss, with the exception of dated debt securities being held to maturity.

With effect from 1 January 2005, and in accordance with HKAS 39, all investments, with the exception of securities held for trading purposes and certain unquoted equity investments, are classified as available-for-sale securities and carried at fair value. Changes in the fair value of available-for-sale securities are recognised in equity, unless there is objective evidence that an individual investment has been impaired. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less impairment losses. There are no material adjustments arising from the adoption of the new policies for securities held for trading purposes and unquoted equity investments not carried at fair value. Further details of the new policies are set out in note 1(e).

(ii) *Derecognition of financial assets*

In prior years, discounted bills receivable were derecognised from the balance sheet from the date of being discounted.

With effect from 1 January 2005, and in accordance with HKAS 39, financial assets should be derecognised only when the control and risks and rewards of ownership of the assets have been transferred. Accordingly, the discounted bills receivable with recourse are only derecognised when the bills have been settled by the ultimate customers.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(h) Investment property (HKAS 40, Investment property, and HK(SIC) Interpretation 21, Income taxes — Recovery of revalued non-depreciable assets)

Changes in accounting policies relating to investment properties are as follows:

(i) *Timing of recognition of movements in fair value in the profit and loss account*

In prior years, movements in the fair value of the Group's investment property were recognised directly in the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the profit and loss account.

Upon adoption of HKAS 40 as from 1 January 2005, the Group has adopted a new policy for investment property. Under this new policy:

— all changes in the fair value of investment property are recognised directly in the profit and loss account in accordance with the fair value model in HKAS 40; and

— dual use properties are treated as own use properties, unless the portions could be separately sold (or leased out under a finance lease), or the own use portion is insignificant.

Further details of the new policy for investment property are set out in note 1(f).

(ii) *Measurement of deferred tax on movements in fair value*

In prior years, the Group was required to apply the tax rate that would be applicable to the rental income of investment property to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties.

As from 1 January 2005, in accordance with HK(SIC) Interpretation 21, the Group recognises deferred tax on movements in the value of an investment property using tax rates that are applicable to the property's use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model. Further details of the policy for deferred tax are set out in note 1(p).

2. CHANGES IN ACCOUNTING POLICIES (Continued)

(h) Investment property (HKAS 40, Investment property, and HK(SIC) Interpretation 21, Income taxes — Recovery of revalued non-depreciable assets) (Continued)

(iii) *Description of transitional provisions and effect of adjustments*

All the above changes in accounting policies relating to investment property have been adopted retrospectively. The adjustments for each financial statement line affected for the years ended 31 December 2004 and 2005 are set out in notes 2(a) and (b).

(i) Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, Related party disclosures, the definition of related parties as disclosed in note 1(v) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current year, as compared to those that would have been reported had Hong Kong Statement of Standard Accounting Practice No. 20 "Related party disclosures", still been in effect.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

3. TURNOVER

The principal activities of the Group are manufacturing and trading of tinplate, property leasing, distribution of live and fresh foodstuffs and foodstuffs trading during the year.

Turnover represents the sales value of goods and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2005	2004 (restated)
	$'000	$'000
Sales of goods		
— Tinplating	**797,798**	574,443
— Live and fresh foodstuffs distribution	**61,065**	50,572
— Foodstuffs trading	**36,825**	31,438
	895,688	656,453
Property leasing	**25,529**	25,422
	921,217	681,875
Sales of goods from discontinued operations (note 5)	**—**	146,474
	921,217	828,349

(Expressed in Hong Kong dollars)

4. OTHER REVENUE AND NET INCOME

	2005	2004 (restated)
	$'000	$'000
Other revenue		
Sales of scrap materials	**3,814**	4,398
Interest income	**3,912**	3,726
Write-back of provision for bad debts	**355**	2,251
Management income	**88**	253
Dividends from listed securities	**235**	235
Subsidy received	**294**	119
Others	**3,241**	2,549
	11,939	13,531
Other revenue from discontinued operations (note 5)	**—**	118
	11,939	13,649
Other net income		
Net (loss)/gain on disposal of fixed assets	**(242)**	243
Net realised and unrealised loss on trading securities	**(141)**	(47)
Provision for diminution in value of other non-current financial assets	**(156)**	(338)
Net realised and unrealised exchange gain	**3,855**	355
Others	**—**	6
	3,316	219

5 DISCONTINUED OPERATIONS

In December 2004, the Group's feed production and livestock farming operations were discontinued following the disposal of two subsidiaries in the People's Republic of China (the "PRC"). The net loss on disposal of the discontinued operations amounted to $11,793,000.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

5 DISCONTINUED OPERATIONS (Continued)

The results of the discontinued operations for the year ended 31 December 2004 were as follows:

	Note	$'000
Turnover	3	146,474
Cost of sales		(136,218)
Gross profit		10,256
Other revenue	4	118
Distribution costs		(1,186)
Administrative expenses		(2,407)
Other operating expenses		(4,195)
Profit from operations		2,586
Net loss on disposal of discontinued operations		(11,793)
Finance costs	7(a)	(150)
Loss before taxation		(9,357)
Income tax	8(a)	(317)
Loss after taxation		(9,674)

The net assets of the discontinued operations as at the date of discontinuance were as follows:

	$'000
Total assets	36,473
Total liabilities	(6,762)
Net assets	29,711

The cash flows of the discontinued operations for the year ended 31 December 2004 were as follows:

	$'000
Net cash used in operating activities	(587)
Net cash used in investing activities	(77)

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

6 NON-OPERATING INCOME

	Note	2005 $'000	2004 $'000
Write-back of liabilities	(i)	**42,740**	76,223
Net gain on disposal of an associate		**—**	83
Recovery of bad debts	(ii)	**17,006**	—
		59,746	76,306

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year ended 31 December 2005, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

7. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

		Note	2005 $'000	2004 (restated) $'000
(a)	Finance costs:			
	Interest on bank advances and other borrowings repayable within 5 years			
	— continuing operations		**396**	547
	— discontinued operations	5	**—**	150
			396	697
(b)	Staff costs:			
	Net contributions paid to/(received from) defined contribution plans		**1,338**	(743)
	Salaries, wages and other benefits		**31,077**	36,503
			32,415	35,760
	Average number of employees during the year		**486**	558
(c)	Other items:			
	Cost of inventories sold	(i)	**780,571**	701,093
	Auditors' remuneration		**2,121**	1,958
	Depreciation		**8,077**	4,558
	Amortisation of land lease premium		**1,774**	1,754
	Operating lease charges in respect of property rentals		**372**	540
	Share of associates' taxation	(ii)	**7,102**	1,775
	Rentals receivable from land and buildings less direct outgoings of $2,261,000 (2004 (restated): $2,147,000)		**(23,268)**	(23,275)

Notes:

(i) Cost of inventories includes $16,311,000 (2004 : $16,738,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

(ii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

8. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(a) Taxation in the consolidated profit and loss account represents:

	Note	**2005** **$'000**	2004 (restated) $'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% (2004: 17.5%) on the estimated assessable profits for the year		**1,286**	971
Under/(over)-provision in respect of prior years		**11**	(55)
		1,297	916
Current tax — the PRC			
Tax for the year		**16,567**	21,182
Under-provision in respect of prior years		**617**	745
Tax refund for re-investment	(i)	**(19,874)**	—
	(ii)	**(2,690)**	21,927
Deferred tax			
Origination and reversal of temporary differences		**2,129**	5,693
Total income tax expenses from continuing operations		**736**	28,536
Income tax expenses from discontinued operations	5	**—**	317
		736	28,853

Notes:

(i) The Group has successfully obtained tax refunds of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd during the years ended 31 December 2004 and 2005.

(ii) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

8. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT (Continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2005 $'000	2004 (restated) $'000
Profit before tax	**180,531**	181,445
Notional tax on profit before tax, calculated at the rates applicable to profits in the countries concerned	**35,899**	31,068
Tax effect of non-deductible expenses	**3,034**	4,304
Tax effect of non-taxable revenue	**(16,004)**	(5,968)
Tax effect of utilization of unrecognised tax losses	**(2,947)**	(1,241)
Tax refund for re-investment	**(19,874)**	—
Under-provision in prior years	**628**	690
Actual tax expense	**736**	28,853

The tax rate for Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%). The applicable tax rates for PRC income tax range from 15% to 33% (2004 (restated): 15% to 33%) depending on the locations where the PRC subsidiaries are situated.

(Expressed in Hong Kong dollars)

9. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	2005 Total $'000
Executive directors					
Liang Jiang	—	409	255	480	1,144
Tan Yunbiao	—	344	143	360	847
Tsang Hon Nam	—	894	30	166	1,090
Non-executive directors					
Zhao Leili	—	—	—	—	—
Luo Fanyu	—	—	—	—	—
Liang Jianqin	—	—	—	—	—
Independent non-executive directors					
Gerard Joseph McMahon	—	300	—	—	300
Tam Wai Chu, Maria	—	300	—	—	300
Li Kar Keung, Caspar	—	300	—	—	300
Total	—	2,547	428	1,006	3,981

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

9. DIRECTORS' REMUNERATION (Continued)

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	2004 Total $'000
Executive directors					
Liang Jiang	—	511	267	420	1,198
Tan Yunbiao	—	581	74	468	1,123
Tsang Hon Nam	—	689	25	35	749
Li Xiangbin	—	79	8	355	442
Hui Wai Man, Lawrence	—	184	5	140	329
Non-executive directors					
Zhao Leili	—	—	—	—	—
Luo Fanyu	—	—	—	—	—
Liang Jianqin	—	—	—	—	—
Independent non-executive directors					
Gerard Joseph McMahon	—	300	—	—	300
Tam Wai Chu, Maria	—	300	—	—	300
Li Kar Keung, Caspar	—	300	—	—	300
Total	—	2,944	379	1,418	4,741

10. INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with highest emoluments, three (2004: two) directors whose emoluments are disclosed in note 9. The aggregate of the emoluments in respect of the other two (2004: three) individuals are as follows:

	2005 **$'000**	2004 $'000
Basic salaries, allowances and other benefits	**779**	1,176
Retirement benefit scheme contributions	**305**	446
Bonuses	**495**	1,200
	1,579	2,822

The emoluments of the two (2004: three) individuals with the highest emoluments are within the following bands:

	2005 **Number of** **individuals**	2004 Number of individuals
$		
Nil–1,000,000	**2**	2
1,000,001–1,500,000	**—**	1

11. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of $71,004,000 (2004 (restated): $74,265,000) which has been dealt with in the financial statements of the Company.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

12. DIVIDEND

Dividend payable to equity shareholders of the Company attributable to the year:

	2005	2004
	$'000	$'000
Final dividend proposed after the balance sheet date of 1.5 cents per ordinary share (2004:Nil)	**13,524**	—

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

13. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $175,759,000 (2004 (restated): $146,616,000) and the weighted average of 901,583,285 (2004 (restated): 901,583,285) ordinary shares in issue during the year.

Pursuant to the share consolidation of the Company from ten ordinary shares of nominal value of $0.05 each into one ordinary share of nominal value of $0.5 each in December 2005, the basic earnings per share for the year ended 31 December 2004 has been adjusted accordingly.

(b) Diluted earnings per share

The diluted earnings per share for the years ended 31 December 2004 and 2005 are not presented as there is no dilutive potential ordinary shares at the year end.

14. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tin-plate and related products which are used as packaging materials for the food processing manufacturers
Live and fresh foodstuffs distribution	:	Distribution of live and fresh foodstuffs
Foodstuffs trading	:	Purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

14. SEGMENT REPORTING (Continued)

Business segments (Continued)

The business segment, feed production and livestock farming, was disposed of in December 2004 (see note 5) and is presented as discontinued operations.

	For the year ended 31 December 2005						
	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	797,798	61,065	36,825	25,529	—	—	921,217
Inter-segment revenue	2,157	—	—	109	(2,266)	—	—
Other revenue from external customers	—	—	—	—	—	11,107	11,107
Net valuation gains on investment properties	—	—	—	20,497	—	—	20,497
Total	799,955	61,065	36,825	46,135	(2,266)	11,107	952,821
Segment result	51,991	14,638	1,700	38,019			106,348
Unallocated operating income and expenses							(5,482)
Profit from operations							100,866
Share of profits less losses of associates	—	—	—	—		20,315	20,315
Non-operating income							59,746
Finance costs							(396)
Income tax							(736)
Profit for the year							179,795
Depreciation and amortisation for the year	7,867	87	13	1,566			

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING (Continued)

Business segments (Continued)

For the year ended 31 December 2004

	Tinplating (restated) $'000	Live and fresh foodstuffs distribution $'000	Feed production and livestock farming (discontinued) $'000	Foodstuffs trading $'000	Property leasing (restated) $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated (restated) $'000
Revenue from external customers	574,443	50,572	146,474	31,438	25,422	—	—	828,349
Inter-segment revenue	1,300	—	—	—	81	(1,381)	—	—
Other revenue from external customers	—	—	—	—	—	—	9,688	9,688
Net valuation gains on investment properties	—	—	—	—	14,287	—	—	14,287
Total	575,743	50,572	146,474	31,438	39,790	(1,381)	9,688	852,324
Segment result	48,017	13,872	2,468	113	31,317			95,787
Unallocated operating income and expenses								(3,635)
Profit from operations								92,152
Share of profits less losses of associates	—	150	—	—	—		25,327	25,477
Net loss on disposal of discontinued operations								(11,793)
Non-operating income								76,306
Finance costs								(697)
Income tax								(28,853)
Profit for the year								152,592
Depreciation and amortisation for the year	4,800	84	22	27	1,086			

14. SEGMENT REPORTING (Continued)

Business segments (Continued)

	2005					
	Tinplating $'000	Live and fresh foodstuffs distribution $'000	Foodstuffs trading $'000	Property leasing $'000	Inter-segment elimination $'000	Consolidated $'000
Segment assets	765,553	51,054	9,311	230,800	(15,157)	1,041,561
Unallocated assets						197,069
Total assets						1,238,630
Segment liabilities	151,780	33,863	8,555	8,524	(15,157)	187,565
Unallocated liabilities						71,849
Total liabilities						259,414
Capital expenditure incurred during the year	45,709	48	—	3,257		

	2004					
	Tinplating (restated) $'000	Live and fresh foodstuffs distribution $'000	Foodstuffs trading $'000	Property leasing (restated) $'000	Inter-segment elimination $'000	Consolidated (restated) $'000
Segment assets	548,904	45,910	8,270	228,210	(99,806)	731,488
Unallocated assets						256,580
Total assets						988,068
Segment liabilities	118,981	34,413	10,793	43,711	(99,806)	108,092
Interest-bearing borrowings						7,851
Unallocated liabilities						86,424
Total liabilities						202,367
Capital expenditure incurred during the year	4,670	68	—	3,239		

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

14. SEGMENT REPORTING (Continued)

Geographical segments

The Group's business participates in two principal economic environments. The PRC (other than Hong Kong) is the major market for tinplating and property leasing, whereas Hong Kong is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2005		
	The PRC $'000	**Hong Kong $'000**	**Others $'000**
Revenue from external customers	**821,644**	**99,573**	**—**
Segment assets	**893,146**	**163,572**	**—**
Capital expenditure incurred during the year	**48,966**	**48**	**—**

	2004		
	The PRC (restated) $'000	Hong Kong $'000	Others $'000
Revenue from external customers (discontinued operations excluded)	597,883	83,992	—
Segment assets	695,789	135,505	—
Capital expenditure incurred during the year	7,909	68	—

15. FIXED ASSETS

(a) The Group

	Buildings held for own use $'000	Leasehold improvements $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2004 (restated)	136,795	1,914	—	132,828	3,485	275,022	169,816	67,308	512,146
Exchange adjustments (restated)	153	—	—	364	8	525	148	20	693
Additions	—	—	5,204	2,627	437	8,268	—	—	8,268
Disposals									
— through disposal of discontinued operations	(55,381)	—	—	(8,211)	(487)	(64,079)	—	—	(64,079)
— others (restated)	(187)	—	—	(1,164)	(650)	(2,001)	—	—	(2,001)
Transfer in from construction in progress (restated)	423	—	(629)	159	—	(47)	47	—	—
Surplus on revaluation (restated)	—	—	—	—	—	—	14,287	—	14,287
At 31 December 2004 (restated)	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
Representing:									
Cost (restated)	81,803	1,914	4,575	126,603	2,793	217,688	—	67,328	285,016
Valuation — 2004 (restated)	—	—	—	—	—	—	184,298	—	184,298
	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
Accumulated depreciation:									
At 1 January 2004 (restated)	72,933	1,844	—	73,015	2,058	149,850	—	4,672	154,522
Exchange adjustments (restated)	111	—	—	319	7	437	—	8	445
Charge for the year (restated)	1,506	18	—	2,766	268	4,558	—	1,754	6,312
Written back on disposal	(6)	—	—	(855)	(650)	(1,511)	—	—	(1,511)
Written back on disposal of discontinued operations	(52,564)	—	—	(8,211)	(487)	(61,262)	—	—	(61,262)
At 31 December 2004 (restated)	21,980	1,862	—	67,034	1,196	92,072	—	6,434	98,506
Net book value:									
At 31 December 2004 (restated)	59,823	52	4,575	59,569	1,597	125,616	184,298	60,894	370,808

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

15. FIXED ASSETS (Continued)

(a) The Group (Continued)

	Buildings held for own use $'000	Leasehold improvements $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2005	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
Exchange adjustments	1,531	—	108	6,494	104	8,237	2,701	361	11,299
Additions	—	64	46,776	2,267	—	49,107	—	—	49,107
Disposals	(577)	(60)	—	(1,368)	(195)	(2,200)	—	—	(2,200)
Transfer in from construction in progress	9,184	—	(47,282)	38,098	—	—	—	—	—
Surplus on revaluation	—	—	—	—	—	—	20,497	—	20,497
At 31 December 2005	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Representing:									
Cost	91,941	1,918	4,177	172,094	2,702	272,832	—	67,689	340,521
Valuation — 2005	—	—	—	—	—	—	207,496	—	207,496
	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Accumulated depreciation:									
At 1 January 2005	21,980	1,862	—	67,034	1,196	92,072	—	6,434	98,506
Exchange adjustments	884	—	—	5,674	80	6,638	—	151	6,789
Charge for the year	1,809	19	—	5,970	279	8,077	—	1,774	9,851
Written back on disposal	(169)	(35)	—	(1,155)	(176)	(1,535)	—	—	(1,535)
At 31 December 2005	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
Net book value:									
At 31 December 2005	67,437	72	4,177	94,571	1,323	167,580	207,496	59,330	434,406

(Expressed in Hong Kong dollars)

15. FIXED ASSETS (Continued)

(b) The Company

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2004	1,381	2,612	1,869	5,862	62,000	67,862
Additions	—	—	268	268	—	268
Disposals	—	(3)	(649)	(652)	—	(652)
Surplus on revaluation	—	—	—	—	16,200	16,200
At 31 December 2004	1,381	2,609	1,488	5,478	78,200	83,678
Representing:						
Cost	1,381	2,609	1,488	5,478	—	5,478
Valuation — 2004	—	—	—	—	78,200	78,200
	1,381	2,609	1,488	5,478	78,200	83,678
Accumulated depreciation:						
At 1 January 2004	1,311	1,364	1,869	4,544	—	4,544
Charge for the year	18	244	31	293	—	293
Written back on disposal	—	(1)	(648)	(649)	—	(649)
At 31 December 2004	1,329	1,607	1,252	4,188	—	4,188
Net book value:						
At 31 December 2004	52	1,002	236	1,290	78,200	79,490

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

15. FIXED ASSETS (Continued)

(b) The Company (Continued)

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2005	1,381	2,609	1,488	5,478	78,200	83,678
Additions	64	28	—	92	—	92
Disposals	(60)	—	—	(60)	—	(60)
Surplus on revaluation	—	—	—	—	18,800	18,800
At 31 December 2005	1,385	2,637	1,488	5,510	97,000	102,510
Representing:						
Cost	1,385	2,637	1,488	5,510	—	5,510
Valuation — 2005	—	—	—	—	97,000	97,000
	1,385	2,637	1,488	5,510	97,000	102,510
Accumulated depreciation:						
At 1 January 2005	1,329	1,607	1,252	4,188	—	4,188
Charge for the year	19	245	54	318	—	318
Written back on disposal	(35)	—	—	(35)	—	(35)
At 31 December 2005	1,313	1,852	1,306	4,471	—	4,471
Net book value:						
At 31 December 2005	72	785	182	1,039	97,000	98,039

(c) The analysis of net book value of properties is as follows:

	The Group 2005 $'000	The Group 2004 $'000	The Company 2005 $'000	The Company 2004 $'000
In Hong Kong on long-term leases	**97,000**	78,200	**97,000**	78,200
Elsewhere in the PRC on medium-term leases	**237,263**	226,815	**—**	—
	334,263	305,015	**97,000**	78,200

15. FIXED ASSETS (Continued)

(c) The analysis of net book value of properties is as follows: (Continued)

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Representing:				
Land and buildings carried at fair value	**207,496**	184,298	**97,000**	78,200
Buildings carried at cost	**67,437**	59,823	**—**	—
	274,933	244,121	**97,000**	78,200
Interest in leasehold land held for own use under operating leases	**59,330**	60,894	**—**	—
	334,263	305,015	**97,000**	78,200

(d) Investment properties of the Group and the Company situated in Hong Kong totalling $97,000,000 (2004: $78,200,000) were revalued at 31 December 2005 by Centaline Surveyors Limited, who have among their staff Members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $110,496,000 (2004 (restated): $106,097,000) were revalued at 31 December 2005 by an independent firm of surveyors registered in the PRC, 深圳中勝會計師事務所 — 中國註冊資產評估師, on an open market value basis.

(e) The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Within 1 year	**19,310**	22,166	**599**	1,555
After 1 year but within 5 years	**51,334**	60,338	**485**	—
After 5 years	**46,990**	64,803	**—**	—
	117,634	147,307	**1,084**	1,555

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

16. INTEREST IN SUBSIDIARIES

	The Company	
	2005	2004
	$'000	$'000
Unlisted shares, at cost	**211,409**	229,979
Loans to subsidiaries	**119,024**	63,065
Amounts due from subsidiaries	**553,801**	585,051
	884,234	878,095
Less: impairment loss	**(510,617)**	(551,437)
	373,617	326,658

Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 36. All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements. Details of companies under liquidation which have not been consolidated in the financial statements are set out in note 37.

17. INTEREST IN ASSOCIATES

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Unlisted shares, at cost	—	—	**244,980**	244,980
Share of net assets	**157,192**	151,790	—	—
Amounts due from associates	**18,811**	17,899	—	—
	176,003	169,689	**244,980**	244,980
Less: impairment loss	—	—	**(75,722)**	(75,722)
	176,003	169,689	**169,258**	169,258

Details of the associates, which are incorporated in the PRC, are set out in note 38.

17. INTEREST IN ASSOCIATES (Continued)

Include in the amounts due from associates are the following amounts denominated in a currency other than the functional currency the entity to which they relate:

	The Group and the Company 2005 '000	2004 '000
Renminbi	**RMB19,503**	RMB19,059

Summary of financial information on associates

	Assets $'000	Liabilities $'000	Equity $'000	Revenues $'000	Profit $'000
2005					
100 per cent	610,629	(213,003)	397,626	1,007,886	50,817
Group's effective interest	241,700	(84,508)	157,192	399,842	20,315
2004					
100 per cent	642,320	(258,334)	383,986	1,027,967	63,718
Group's effective interest	253,606	(101,816)	151,790	406,899	25,477

18. OTHER NON-CURRENT FINANCIAL ASSETS

	The Group and the Company 2005 $'000	2004 $'000
Available-for-sale equity securities		
Unlisted equity securities, at cost (2004: investment securities)	**540**	540
Less: impairment loss	**(494)**	(338)
	46	202

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

19. TRADING SECURITIES

	The Group and the Company	
	2005	2004
	$'000	$'000
Trading securities (at market value)		
Equity securities listed in Hong Kong	**3,059**	3,200

20. INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group	
	2005	2004
	$'000	$'000
Provision for Hong Kong Profits Tax for the year	**1,286**	971
Provisional Profits Tax paid	**(984)**	(203)
	302	768
Taxation outside Hong Kong	**19,300**	13,788
	19,602	14,556

20. INCOME TAX IN THE BALANCE SHEET (Continued)

(b) Deferred tax assets and liabilities recognised:

The Group

	Depreciation allowances in excess of related depreciation $'000	Revaluation of investment properties $'000	Provisions $'000	Tax losses $'000	Total $'000
Deferred tax arising from:					
At 1 January 2004 (restated)	7,067	2,553	(5,473)	—	4,147
Exchange differences (restated)	8	4	(19)	—	(7)
Charged/(credited) to consolidated profit and loss account (restated)	650	(449)	5,492	—	5,693
At 31 December 2004 (restated)	7,725	2,108	—	—	9,833
At 1 January 2005 (restated)	7,725	2,108	—	—	9,833
Exchange differences	202	53	—	—	255
Charged/(credited) to consolidated profit and loss account	1,519	1,480	—	(870)	2,129
At 31 December 2005	9,446	3,641	—	(870)	12,217

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

20. INCOME TAX IN THE BALANCE SHEET (Continued)

(b) Deferred tax assets and liabilities recognised: (Continued)

The Company

	Depreciation allowances in excess of related depreciation $'000	Revaluation of investment properties $'000	Tax losses $'000	Total $'000
Deferred tax arising from:				
At 1 January 2004 and 2005 and 31 December 2004	—	—	—	—
Charged/(credited) to profit and loss account	(50)	920	(870)	—
At 31 December 2005	(50)	920	(870)	—

	The Group	
	2005	2004 (restated)
	$'000	$'000
Net deferred tax liability recognised on the consolidated balance sheet	**12,217**	9,833

(c) Deferred tax assets unrecognised:

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Tax losses	**2,478,863**	2,513,706	**2,370,516**	2,397,576

The tax losses do not expire under the current tax legislation, except for an amount of $15,489,000 (2004: $14,957,000), being unrecognised tax losses, which will expire in the coming 5 years.

During the year, two subsidiaries with the related tax losses amounted to $2,729,000 have been liquidated.

21. INVENTORIES

(a) Inventories in the balance sheet comprise:

	The Group	
	2005	2004
	$'000	$'000
Raw materials, spare parts and consumables	**148,076**	23,670
Finished goods	**88,183**	7,037
	236,259	30,707

(b) An analysis of the amount of inventories recognised as an expense is as follows:

	The Group	
	2005	2004
	$'000	$'000
Carrying amount of inventories sold	**780,571**	701,093

22. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Trade debtors	**16,570**	14,145	**190**	300
Bills receivable	**197,309**	87,939	**—**	—
Other receivables, deposits and prepayments	**77,945**	17,711	**1,072**	24,426
Amounts due from an associate	**—**	—	**18,748**	—
Amounts due from fellow subsidiaries	**162**	284	**5**	84
	291,986	120,079	**20,015**	24,810

Included in the trade and other receivables are balances totalling $302,000 (2004: $2,830,000) expected to be recovered after one year.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

22. TRADE AND OTHER RECEIVABLES (Continued)

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Within 1 month	**76,003**	35,256	**125**	300
1 to 3 months	**74,666**	39,152	**65**	—
More than 3 months but less than 12 months	**63,210**	27,676	**—**	—
	213,879	102,084	**190**	300

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

Certain bills receivable of the Group totalling $40,000,000 as at 31 December 2004 were pledged with a bank in the PRC in order to obtain a guarantee issued in favour of the Group to the Dongguan Intermediate People's Court in a litigation against a former minority shareholder of a subsidiary for amounts due to the Group of $40,000,000. Subsequent to the final verdict of the court during the year, the pledge of bills receivable has been released.

Included in trade and other receivables are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	'000	**'000**	'000
Renminbi	**RMB45**	RMB5,790	**RMB6**	RMB5,750
United States Dollars	**USD198**	USD194	**—**	—

23. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Deposits with banks	**47,815**	157,597	**11,456**	—
Cash at bank and in hand	**49,056**	135,786	**838**	17,860
Cash and cash equivalents in the balance sheet	**96,871**	293,383	**12,294**	17,860
Restricted cash deposits	**—**	(4,634)		
Cash and cash equivalents in the cash flow statement	**96,871**	288,749		

In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not settled an outstanding amount due to it. In this connection, the Intermediate People's Court of Yue Yang City ("岳陽市中級人民法院") has ordered to freeze a bank deposit of the subsidiary amounted to $4,634,000.

A judgement was made on 12 December 2004 by the Intermediate People's Court of Yue Yang City against the subsidiary ordering the payment of the outstanding amount and related court charges. The subsidiary lodged an appeal to the High People's Court of Hunan Province ("湖南省高級人民法院") against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4,634,000 has been released.

Included in cash and cash equivalents in the balance sheets are the following amounts denominated in currencies other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	'000	**'000**	'000
Hong Kong Dollars	**HKD23**	HKD1,853	**—**	—
Renminbi	**—**	RMB357	**—**	RMB15
United States Dollars	**USD1,922**	USD2,055	**USD1,139**	USD1,642

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

24. INTEREST-BEARING BORROWINGS AND PROCEEDS FROM BANKS ON DISCOUNTED BILLS

	The Group	
	2005	2004
	$'000	$'000
Proceeds from banks on discounted bills	**26,991**	—
Unsecured other loans	**—**	7,851
	26,991	7,851

Proceeds from banks on discounted bills at 31 December 2005 was secured by the related bills receivable and carried interest at a fixed rate of 3.24% per annum.

The other loans as at 31 December 2004 were unsecured and carried interest at a fixed rate of 7.5% per annum.

At 31 December 2005, the interest-bearing borrowings and proceeds from banks on discounted bills were repayable as follows:

	The Group	
	2005	2004
	$'000	$'000
Within 1 year or on demand	**26,991**	7,851

Include in the interest-bearing borrowings and proceeds from banks on discounted bills are the following amounts denominated in a currency other than the functional currency the entity to which they relate:

	The Group	
	2005	2004
	'000	'000
United States Dollars	**—**	USD1,000

(Expressed in Hong Kong dollars)

25. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Trade creditors	**95,447**	35,520	**29**	3,359
Other payables and accrued charges	**74,037**	102,862	**10,886**	18,176
Amounts due to associates	**18**	18	**—**	—
Amounts due to minority shareholders	**7,852**	8,140	**—**	—
Amounts due to holding companies and fellow subsidiaries	**23,250**	23,493	**—**	243
Amounts due to related companies	**—**	94	**—**	—
	200,604	170,127	**10,915**	21,778

The amount of trade and other payables expected to be settled after more than one year is $557,000 (2004: $544,000).

Included in trade and other payables are trade creditors with the following ageing analysis:

	The Group		The Company	
	2005	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000
Due within 1 month or on demand	**95,447**	35,520	**29**	3,359

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group	
	2005	2004
	'000	'000
Renminbi	**RMB25,000**	RMB25,000
United States Dollars	**USD6,187**	—

(Expressed in Hong Kong dollars)

26. EQUITY SETTLED SHARE-BASED TRANSACTIONS

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the directors, the Company adopted a share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including executive directors but excluding non-executive directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of five years. Each option gives the holder the right to subscribe for one share.

On 11 June 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group.

On the same day, the shareholders of the Company also passed a resolution to terminate the 2001 Share Option Scheme. Options previously granted under the old scheme remain valid until lapsed.

Pursuant to the share consolidation of the Company for every ten ordinary shares of nominal value of $0.05 each into one ordinary share of nominal value of $0.50 each in December 2005, the share options outstanding have been adjusted accordingly.

26. EQUITY SETTLED SHARE-BASED TRANSACTIONS (Continued)

(a) The terms and conditions of the grants that existed during the year are as follows, whereby all options are settled by physical delivery of shares:

	Number of options	**Vesting conditions**	**Contractual life of options**
Options held by directors:			
— granted on 6 February 2004	3,500,000	Three months from the date of grant	5 years
Options held by employees:			
— granted on 24 August 2001	3,350,000	Three months from the date of grant	5 years
— granted on 6 February 2004	5,190,000	Three months from the date of grant	5 years
Total share options	12,040,000		

(b) The number and weighted average exercise prices of share options are as follows:

	2005		2004	
	Weighted average exercise price	**Number of options '000**	Weighted average exercise price	Number of options '000 (restated)
Outstanding at the beginning of the year	**$1.558**	**12,040**	$1.495	3,350
Granted during the year		**—**	$1.582	10,690
Lapsed during the year	**$1.582**	**(250)**	$1.582	(2,000)
Exercised during the year		**—**	—	—
		11,790		12,040
Exercisable at the end of the year	**$1.557**	**11,790**	$1.558	12,040

The options outstanding at 31 December 2005 had a weighted average exercise price of $1.557 (2004 (restated): $1.558) and a weighted average remaining contractual life of 2.65 years (2004: 3.66 years).

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

27. CAPITAL AND RESERVES

(a) The Group

	Note	Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange reserve $'000	Investment properties revaluation reserve $'000	Other reserves $'000	Accumulated losses $'000	Total $'000	Minority interests $'000	Total equity $'000
		Attributable to equity shareholders of the Company										
At 1 January 2004												
— as previously reported		901,583	1,747,098	971	49,050	(1,098)	20,600	12,007	(2,110,716)	619,495	20,384	639,879
— prior year adjustments in respect of:												
— investment properties		—	—	—	—	47	(20,600)	—	16,400	(4,153)	(219)	(4,372)
— as restated		901,583	1,747,098	971	49,050	(1,051)	—	12,007	(2,094,316)	615,342	20,165	635,507
Exchange difference on translation of:												
— financial statements of subsidiaries outside Hong Kong (restated)		—	—	—	—	38	—	—	—	38	(36)	2
Reserve realised upon disposal of an associate		—	—	—	(236)	—	—	—	—	(236)	—	(236)
Reserves realised upon disposal of discontinued operations		—	—	—	—	(68)	—	(910)	—	(978)	—	(978)
Share of associates' reserves		—	—	—	—	133	—	—	—	133	—	133
Transfer to statutory reserves		—	—	—	—	—	—	14,922	(14,922)	—	—	—
Transfer from other reserves		—	—	—	—	—	—	(24,569)	24,569	—	(1,223)	(1,223)
Contribution by minority shareholders		—	—	—	—	—	—	—	—	—	5,848	5,848
Dividends declared to minority shareholders		—	—	—	—	—	—	—	—	—	(5,944)	(5,944)
Profit for the year (restated)	2(a)(i)	—	—	—	—	—	—	—	146,616	146,616	5,976	152,592
At 31 December 2004 (restated)		901,583	1,747,098	971	48,814	(948)	—	1,450	(1,938,053)	760,915	24,786	785,701

27. CAPITAL AND RESERVES (Continued)

(a) The Group (Continued)

		Attributable to equity shareholders of the Company											
	Note	Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange reserve $'000	Investment properties revaluation reserve $'000	Special capital reserve $'000	Other reserves $'000	(Accumulated losses)/ Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2005													
— as previously reported		901,583	1,747,098	971	48,814	(985)	36,900	—	1,450	(1,968,821)	767,010	25,107	792,117
— prior year adjustments in respect of:													
— investment properties	2(a)(i)	—	—	—	—	37	(36,900)	—	—	30,768	(6,095)	(321)	(6,416)
— as restated		901,583	1,747,098	971	48,814	(948)	—	—	1,450	(1,938,053)	760,915	24,786	785,701
Exchange difference on translation of:													
— financial statements of subsidiaries outside Hong Kong		—	—	—	—	9,637	—	—	—	—	9,637	537	10,174
Transfer to statutory reserves		—	—	—	—	—	—	—	1,333	(1,333)	—	—	—
Share of associates' reserves		—	—	—	—	3,609	—	—	—	—	3,609	—	3,609
Dividends declared to minority shareholders		—	—	—	—	—	—	—	—	—	—	(2,232)	(2,232)
Contribution by minority shareholders		—	—	—	—	—	—	—	—	—	—	2,207	2,207
Reserve realised upon liquidation of a subsidiary		—	—	—	—	(38)	—	—	—	—	(38)	—	(38)
Elimination upon Capital Reorganization	27(c)	(450,791)	(1,747,098)	(971)	(48,157)	—	—	107,440	—	2,139,577	—	—	—
Profit for the year		—	—	—	—	—	—	—	—	175,759	175,759	4,036	179,795
At 31 December 2005		450,792	—	—	657	12,260	—	107,440	2,783	375,950	949,882	29,334	979,216

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

27. CAPITAL AND RESERVES (Continued)

(b) The Company

	Note	Share capital $'000	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Investment properties revaluation reserve $'000	Special capital reserve $'000	(Accumulated losses)/ Retained profits $'000	Total equity $'000
At 1 January 2004									
— as previously reported		901,583	1,747,098	971	48,157	12,100	—	(2,197,643)	512,266
— prior year adjustments in respect of:									
— investment properties		—	—	—	—	(12,100)	—	12,100	—
— as restated		901,583	1,747,098	971	48,157	—	—	(2,185,543)	512,266
Profit for the year (restated)		—	—	—	—	—	—	74,265	74,265
At 31 December 2004 (restated)		901,583	1,747,098	971	48,157	—	—	(2,111,278)	586,531
At 1 January 2005									
— as previously reported		**901,583**	**1,747,098**	**971**	**48,157**	**28,300**	**—**	**(2,139,578)**	**586,531**
— prior year adjustments in respect of:									
— investment properties	2(a)(ii)	**—**	**—**	**—**	**—**	**(28,300)**	**—**	**28,300**	**—**
— as restated		**901,583**	**1,747,098**	**971**	**48,157**	**—**	**—**	**(2,111,278)**	**586,531**
Elimination upon Capital Reorganization	27(c)	**(450,791)**	**(1,747,098)**	**(971)**	**(48,157)**	**—**	**107,440**	**2,139,577**	**—**
Profit for the year		**—**	**—**	**—**	**—**	**—**	**—**	**71,004**	**71,004**
At 31 December 2005		**450,792**	**—**	**—**	**—**	**—**	**107,440**	**99,303**	**657,535**

27. CAPITAL AND RESERVES (Continued)

(c) Share capital

	2005 Number of shares (thousand)	2005 $'000	2004 Number of shares (thousand)	2004 $'000
Authorised:				
Ordinary shares of nominal value of $0.1 each at 1 January	**15,000,000**	**1,500,000**	15,000,000	1,500,000
Reduction of nominal value of share from $0.1 each to $0.05 each	**—**	**(750,000)**	—	—
Increase in ordinary shares of nominal value of $0.05 each	**15,000,000**	**750,000**	—	—
Consolidation of every ten shares of nominal value of $0.05 each into one share of nominal value of $0.50 each	**(27,000,000)**	**—**	—	—
At 31 December	**3,000,000**	**1,500,000**	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	**9,015,833**	**901,583**	9,015,833	901,583
Reduction of nominal value of share from $0.1 each to $0.05 each	**—**	**(450,791)**	—	—
Consolidation of every ten shares of nominal value of $0.05 each into one share of nominal value of $0.50 each	**(8,114,250)**	**—**	—	—
At 31 December	**901,583**	**450,792**	9,015,833	901,583

The capital reorganization of the Company ("the Capital Reorganization") was complete on 19 December 2005. Pursuant to a special resolution passed at the Extraordinary General Meeting of the Company dated 12 August 2005 and with the sanction of the High Court of Hong Kong dated 7 December 2005, the entire amount of share premium account of approximately $1,747,098,000 and capital redemption reserve of approximately $971,000, together with an aggregate amount of capital reserve of approximately $48,157,000, were eliminated against an equal amount of accumulated losses effective on 8 December 2005.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

27. CAPITAL AND RESERVES (Continued)

(c) Share capital (Continued)

In addition, on 8 December 2005, the authorised share capital of the Company was reduced from $1,500,000,000 divided into 15,000,000,000 ordinary shares of nominal value of $0.10 each to $750,000,000 divided into 15,000,000,000 ordinary shares of nominal value of $0.05 each ("Reduced Shares"). Such reduction was effective by cancelling paid up capital to the extent of $0.05 upon each of the 9,015,832,859 ordinary shares in issue. Out of such credits arising from the share cancellation, an aggregate amount of approximately $343,352,000 were set off against the remaining amount of accumulated losses, and the remaining credits of approximately $107,440,000 were transferred to a special capital reserve account .

As part of the Capital Reorganization, every ten issued and unissued Reduced Shares were consolidated into one new share of nominal value of $0.50 each. The consolidation of shares was effective on 19 December 2005.

(d) Nature and purpose of reserves

(i) *Share premium and capital redemption reserve*

The application of the share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance. The entire amounts were eliminated under the Capital Reorganization.

(ii) *Capital reserve*

The capital reserve was created following an issue of warrants by the Company in 1997. The net proceeds from the issue of such warrants have been recorded in such capital reserve. All such warrants were either exercised during the exercise period or lapsed in 1998. The application of such capital reserve is not subject to any condition or restriction.

As part of the Capital Reorganization, such amount has been eliminated to set off against an equal amount of accumulated losses.

(iii) *Special capital reserve*

The special capital reserve was created under the Capital Reorganization as mentioned in note 27(c). The Company has given an undertaking to the Court in relation to the amount credited to such reserve on the conditions that such reserve will not treated as realized profits and will not be distributable unless and until certain conditions have been fulfilled.

27. CAPITAL AND RESERVES (Continued)

(d) Nature and purpose of reserves (Continued)

(iv) *Exchange reserve*

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(s).

(v) Other reserves represent statutory reserves of entities established in the PRC.

(e) Distributability of reserves

At 31 December 2005, the aggregate amount of reserves available for distribution to equity shareholders of the Company was $52,204,000 (2004: Nil).

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Disposal of discontinued operations

	2004 $'000
Net assets/(liabilities) disposed:	
Fixed assets	2,817
Inventories	12,893
Debtors, deposits and prepayments	11,808
Cash and cash equivalents	8,955
Creditors and accrued charges	(3,730)
Short-term loan	(2,817)
Income tax	(215)
	29,711
Release of reserves	(978)
	28,733
Satisfied by:	
Cash received	12,497
Consideration receivable	5,011
Legal expenses payable	(568)
	16,940

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of net cash inflow in respect of the disposal of discontinued operations

	2004 $'000
Cash received	12,497
Cash and cash equivalents disposed	(8,955)
Net cash inflow	3,542

(c) Major non-cash transaction

During the year, long outstanding liabilities totalling $42,740,000 (2004:$76,223,000) have been written back (see note 6).

29. FINANCIAL INSTRUMENTS

Exposure to credit, interest rate and foreign currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and bills receivables mainly relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are due within 30 days from the date of billing and the maturity dates for bills receivables issued by banks from customers usually ranged from 3 to 6 months. Debtors with balances that are more than one month overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

At the balance sheet date, the Group has a certain level of concentrations of credit risk as 8.3% (2004: 12.8%) and 26.0% (2004: 35.6%) of the total trade and bills receivables was due from the Group's largest debtors and the five largest debtors respectively within the tinplating business segment.

29. FINANCIAL INSTRUMENTS (Continued)

(a) Credit risk (Continued)

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Group does not provide any other guarantee which would expose the Group to credit risk.

(b) Interest rate risk

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

The Group

	2005		2004	
	Effective interest rate	**One year or less $'000**	Effective interest rate	One year or less $'000
Repricing dates for assets which reprice before maturity				
Cash and cash equivalents	**1.83%**	**96,871**	1.29%	293,383
Maturity dates for liabilities which do not reprice before maturity				
Interest-bearing borrowings	**—**	**—**	7.5%	(7,851)
Proceeds from banks on discounted bills	**3.24%**	**(26,991)**	—	—

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

29. FINANCIAL INSTRUMENTS (Continued)

(b) Interest rate risk (Continued)

Effective interest rates and repricing analysis (Continued)

The Company

	2005		2004	
	Effective interest rate	**One year or less $'000**	Effective interest rate	One year or less $'000
Repricing dates for assets which reprice before maturity				
Cash and cash equivalents	**2.57%**	**12,294**	0.24%	17,860

(c) Foreign currency risk

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong Dollars, United States Dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the year, the management considered that the Group was not exposed to significant foreign currency risk.

(d) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2004 and 2005.

30. COMMITMENTS

(a) Capital commitments outstanding as at 31 December 2005 not provided for in the financial statements were as follows:

	The Group	
	2005	2004
	$'000	$'000
Contracted for	**131,433**	35,144
Authorised but not contracted for	**168,005**	6,281
	299,438	41,425

(b) At 31 December 2005, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2005	2004
	$'000	$'000
Within 1 year	**697**	348
After 1 year but within 5 years	**385**	44
	1,082	392

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2005, the Company had committed to provide finance of $6,489,000 (2004: $6,489,000) to an associate of the Group.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

31. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

(a) Transactions with Guangdong Yue Gang Investment Holdings Company Limited and its affiliates ("Yue Gang Group") and the associates of the Company.

The Group had the following transactions with Yue Gang Group and the associates of the Company during the year which the directors consider material:

	Note	2005 $'000	2004 $'000
Sales of goods to related companies	(ii)	**2,749**	2,154
Purchases of goods from related companies	(ii)	**955**	4,689
Interest income from an associate	(iii)	**—**	708
Repayment of loan to an associate	(iii)	**—**	10,483
Management, taxation services, and maintenance fee paid to the immediate holding company		**411**	425
Provision of electricity/water and leasing services to a fellow subsidiary		**3,606**	3,483
Agency fee paid to a related company		**314**	—

Notes:

(i) Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. These balances are interest free and have no fixed terms of repayment, except those disclosed in note (iii) below.

(ii) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(iii) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Co., Ltd. Pursuant to the agreement the Company advanced a sum of US$6,700,000 (approximately $52,000,000) to the associate at an interest rate of 7.8% per annum. The loan was fully repaid in 2004.

31. MATERIAL RELATED PARTY TRANSACTIONS (Continued)

(b) Transactions with other state-owned entities in the PRC

The Group is a stated-owned entity and operates in an economic regime currently predominated by state-owned entities. Apart from transactions with Yue Gang Group and the associates of the Company, the Group also conducts business activities with entities directly or indirectly owned or controlled by the PRC government and numerous government authorities and agencies (collectively referred to as "state-owned entities") in the ordinary course of business. These transactions, which include sales and purchase of goods and ancillary materials, rendering and receiving services, lease of assets, purchase of property, plant and equipment and obtaining finance, are carried out at terms similar to those that would be entered into with non-state-owned entities and have been reflected in the financial statements. The Group believes that it has provided meaningful disclosure of related party transactions as summarised above.

(c) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 9 is as follows:

	2005	2004
	$'000	$'000
Short-term employee benefits	**2,653**	2,704
Post-employment benefits	**428**	366
	3,081	3,070

Total remuneration is included in "staff costs" (see note 7(b)).

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

32. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the year ended 31 December 2005 was $1,464,000 (2004: $1,467,000). The forfeited contribution refunded for the year amounted to $126,000 (2004: $2,210,000).

33. COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 2.

34. IMMEDIATE PARENT AND ULTIMATE HOLDING COMPANY

The Directors consider the immediate parent and ultimate holding company at 31 December 2005 to be GDH Limited and Guangdong Yue Gang Investment Holdings Company Limited respectively. GDH Limited is incorporated in Hong Kong and Guangdong Yue Gang Investment Holdings Company Limited is established in the PRC. Both entities do not produce financial statements available for public use.

(Expressed in Hong Kong dollars)

35. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2005

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2005 and which have not been adopted in these financial statements:

		Effective for accounting periods beginning on or after
HKFRS 6	Exploration for evaluation of mineral resources	1 January 2006
HK(IFRIC) 4	Determining whether an arrangement contains a lease	1 January 2006
HK(IFRIC) 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds	1 January 2006
HK(IFRIC) 6	Liabilities arising from participating in a specific market — Waste electrical and electronic equipment	1 December 2005
Amendments to HKAS 19	Employee benefits — Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
Amendments to HKAS 39	Financial instruments:	
	Recognition and measurement — Cash flow hedge accounting of forecast intragroup transactions — The fair value option — Financial guarantee contracts	1 January 2006
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1 December 2005 and would be first applicable to the Group's financial statements for the period beginning 1 January 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of HKFRS 6 and HK(IFRIC) 5, HK(IFRIC) 6 and Amendments to HKAS 19 are not applicable to any of the Group's operations and the adoption of the rest of them is unlikely to have a significant impact on the Group's results of operations and financial position.

Notes on the Financial Statements

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES

Particulars of the subsidiaries which principally affected the results, assets or liabilities of the Group at 31 December 2005 are as follows:

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/registered capital held by the Company	Subsidiary	Principal activities
Dongguan Jinhuang Food Co., Ltd.#	The PRC	N/A	RMB40,000,000	—	100%	Leasing
Gain First Investments Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100%	—	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	—	Distribution of live and fresh foodstuffs
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	—	Investment holding
Guangnan Trading Development Limited	Hong Kong	Ordinary	$73,916,728	100%	—	Trading of foodstuffs
Jin Huang Food Industry Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	$1,000,000	100%	—	Investment holding
Jin Huang Food Industry Investment Limited	Hong Kong	Ordinary	$1,000,000	—	100%	Investment holding
Zhongyue Industry Material Limited	Hong Kong	Ordinary Non-voting deferred	$10 $230,000,000	— —	100% —	Trading of raw materials for production of tinplate products
Zhongshan Shan Hai Industrial Co., Ltd.*	The PRC	N/A	RMB45,600,000	—	95%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$41,906,200	—	95%	Production and sales of tinplate products

* an equity joint venture established in the PRC

\# a wholly foreign-owned enterprise established in the PRC

(Expressed in Hong Kong dollars)

37. LIST OF COMPANIES UNDER LIQUIDATION

Particulars of the companies under liquidations or petitioned to court for liquidation are as follows:

Name of company	Principal country/place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary
Guangnan (KK) Supermarket Limited*	Hong Kong	Ordinary	$20,000,000	—	70%
Guangdong Guangnan Tianmei Food Development Company Limited##	The PRC	N/A	RMB34,820,000	—	55%

* company commenced liquidation in June 2001

an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

38. LIST OF ASSOCIATES

Particulars of the associates at 31 December 2005 are as follows:

Name of associate	Principal country/place of operations	Class of shares held	Proportion of nominal value of issued capital/capital registered held by the Company	Subsidiary	Principal activities
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	—	Processing and sale of corn food and feed products
Zhongshan Baoli Food Ltd.*	The PRC	N/A	30%	—	Processing of canned food

* an equity joint venture established in the PRC

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

1. During the year, the Group has the following connected transactions which are required to be disclosed in the annual report in accordance with the disclosure requirements of The Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions described in A and B below (collectively the "Transactions") are continuing connected transactions subject to annual review requirements under Rules 14A.37 to 14A.41 of the Listing Rules and reporting requirements under Rules 14A.45 to 14A.46 of the Listing Rules.

   Details of the Transactions during the year are as follows:

   A. 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.) ("Shan Hai Industrial") has leased a parcel of land in Zhongshan to GD Decorative Material (Zhong Shan) Co., Ltd. ("GD Decorative") ("Shan Hai Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$1,494,000. GD Decorative is a subsidiary of GDH Limited ("GDH"), substantial shareholder of the Company.

   B. 中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.) ("Zhongyue Tinplate") has provided electricity/water to GD Decorative ("Tinplate Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$1,792,000.

   The Board of Directors of the Company including the Independent Non-executive Directors have reviewed the Transactions described in A and B above and confirmed that the Transactions are:

   (i) entered into by Shan Hai Industrial and Zhongyue Tinplate in their ordinary and usual course of businesses;

   (ii) conducted on normal commercial terms or on terms no less favourable than those available to or from independent third parties; and

   (iii) entered into in accordance with the terms of agreements governing the Transactions or on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   The Board of Directors of the Company including the Independent Non-executive Directors also confirmed that the aggregate amount for the year ended 31 December 2005 did not exceed the cap amounts of HK$1,600,000 for the Shan Hai Transaction and HK$2,500,000 for the Tinplate Transaction as disclosed in the announcement dated 12 April 2005.

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Company's auditors have also reviewed the Transactions and confirmed in its letter to the Board of Directors of the Company, a copy of which has been provided to the Stock Exchange, that:

(1) the Transactions have received the approval of the Board of Directors of the Company;

(2) the Transactions have been entered into such that the aggregate amount has not exceeded the cap amount of HK$1,600,000 for the leasing of land and HK$2,500,000 for the provisions of electricity/water as disclosed in the announcement dated 12 April 2005;

(3) the Transactions have been entered into in accordance with the terms of the agreements governing the Transactions or on terms no less favourable than those available to or from independent third parties; and

(4) the Transactions have been entered into in accordance with the pricing policies of the Group.

2. At the balance sheet date, loans previously made by Guangnan Supermarket Development Limited ("GSDL"), a wholly-owned subsidiary, to Guangdong Guangnan Tianmei Food Development Company Limited ("Tianmei"), a 55%-owned subsidiary, are outstanding in an aggregate amount of RMB8,000,000. These loans are unsecured, interest-bearing at a range from 11.5% per annum to 12% per annum. Moreover, GSDL has a sum due from Tianmei, amounting to HK$59,600,000 at the balance sheet date, which are unsecured and interest free. In July 2001, application has been made by its major creditor to the court in the PRC for putting Tianmei into liquidation. As such, Tianmei has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Tianmei have been fully provided for.

3. At the balance sheet date, the loan in the sum of HK$25,000,000 was owed to the Company by Guangnan (KK) Supermarket Limited ("Guangnan KK"), a 70%-owned subsidiary. Such loan was made for its general working capital secured by a first floating charge over Guangnan KK's undertaking, property and assets and interest bearing at Hong Kong dollar prime rate. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

4. At the balance sheet date, the Company also has a sum due from Guangnan KK totalling HK$108,800,000. Such amounts are unsecured, interest free, except certain loans amounting to HK$53,700,000, which are unsecured and interest-bearing at a range from Hong Kong dollar prime rate per annum to 11.5% per annum. Guangnan KK commenced liquidation in

June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

5. At the balance sheet date, loans previously made by Guangnan Fresh and Live Foodstuffs Limited, a wholly-owned subsidiary, to Guangnan KK are outstanding in an aggregate amount of HK$23,500,000. These loans are unsecured, interest-bearing at a range from Hong Kong dollar prime rate plus 1% per annum to 8% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

6. At the balance sheet date, loans previously made by GSDL to Guangnan KK are outstanding in an aggregate amount of HK$29,300,000 of which HK$12,500,000 are unsecured and interest-bearing at 3.5% per annum. The remaining loans of HK$16,800,000 are unsecured and interest free. Also, GSDL has sums of HK$2,600,000 due from Guangnan KK. Such an amount is unsecured and interest free, except certain advances amounting to HK$2,000,000, which are unsecured and interest-bearing at a range of 7.75% per annum to 8.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

Investment Properties

MAJOR PROPERTIES HELD FOR INVESTMENT

Location	Existing use	Group's interest	Category of the lease
29/F, Shui On Centre, 6-8 Harbour Road, Wan Chai, Hong Kong	Commercial	100%	Long
Land, buildings and structure of Zhongshan Shan Hai Industrial Co., Ltd., Zhongshan Port No. 2 Export Processing District, Zhongshan Guangdong Province, the PRC	Industrial/ Residential	95%	Medium

Financial Summary

(Expressed in Hong Kong dollars)

RESULTS

	Note	For the year ended 31 December				
		2005	2004 (restated)	2003 (restated)	2002 (restated)	2001 (restated)
		$'000	$'000	$'000	$'000	$'000
Turnover		**921,217**	681,875	1,525,807	1,783,020	1,819,350
Profit/(loss) from operations		**100,866**	89,566	72,949	111,231	(6,063)
Net non-operating income		**59,746**	76,306	35,659	17,177	31,991
Finance costs		**(396)**	(547)	(7,664)	(12,045)	(1,273)
Share of profits less losses of associates		**20,315**	25,477	22,274	10,422	(12,367)
Profit before taxation		**180,531**	190,802	123,218	126,785	12,288
Income tax		**(736)**	(28,536)	(15,831)	(9,593)	(2,672)
Profit for the year from continuing operations		**179,795**	162,266	107,387	117,192	9,616
Loss from discontinued operations		**—**	(9,674)	—	—	—
Profit for the year		**179,795**	152,592	107,387	117,192	9,616
Attributable to:						
Equity shareholders of the Company		**175,759**	146,616	102,762	115,509	51,518
Minority interests		**4,036**	5,976	4,625	1,683	(41,902)
Profit for the year		**179,795**	152,592	107,387	117,192	9,616
Earnings per share	(iii)					
Basic		**19.5 cents**	16.3 cents	11.4 cents	12.8 cents	6.1 cents
Diluted		**N/A**	N/A	11.2 cents	12.3 cents	N/A

Financial Summary

(Expressed in Hong Kong dollars)

ASSETS AND LIABILITIES

	As at 31 December				
	2005	2004 (restated)	2003 (restated)	2002 (restated)	2001 (restated)
	$'000	$'000	$'000	$'000	$'000
Fixed assets	**434,406**	370,808	363,411	394,710	397,846
Interest in associates	**176,003**	169,689	154,978	151,264	152,238
Negative goodwill	**—**	—	(17,246)	(18,693)	(20,250)
Other non-current assets	**46**	202	4,318	6,843	6,036
Net current assets	**380,978**	254,835	126,507	73,049	33,848
Total assets less current liabilities	**991,433**	795,534	631,968	607,173	569,718
Non-current liabilities	**(12,217)**	(9,833)	(9,335)	(92,186)	(196,349)
	979,216	785,701	622,633	514,987	373,369
Share capital	**450,792**	901,583	901,583	899,833	894,333
Reserves	**499,090**	(140,668)	(299,334)	(404,969)	(539,359)
Total equity attributable to equity shareholders of the Company	**949,882**	760,915	602,249	494,864	354,974
Minority interests	**29,334**	24,786	20,384	20,123	18,395
Total equity	**979,216**	785,701	622,633	514,987	373,369

Notes:

(i) The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 2 to the financial statements. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in note 2. However, it is not practicable to restate earlier years for comparison purposes other than the presentation of share of associates' taxation and minority interests.

Financial Summary

(Expressed in Hong Kong dollars)

ASSETS AND LIABILITIES (Continued)

Notes: (Continued)

(ii) Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income taxes" was first effective for accounting periods beginning on or after 1 January 2003. In order to comply with this revised statement, the Group adopted a new accounting policy for deferred tax in 2003. The new accounting policy has been adopted prospectively as the effect of this change in accounting policy is not material and, therefore, no comparative figures have been restated for earlier years.

(iii) Earnings per share from 2001 to 2004 have been retrospectively adjusted for the share consolidation of every 10 issued and unissued shares into one new share which took place in December 2005.

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司
地址：香港皇后大道東24-32號金鐘匯中心22樓
電話：(852) 28283938 傳真：(852) 25839288
Http: //www.gdguangnan.com